As filed with the Securities and Exchange Commission on March 14, 2018.

Registration No. 333-223190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sunlands Online Education Group

(Exact name of Registrant as specified in Its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

10 E. 40th Street, 10th Floor, New York, NY

10016

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing, 100004 People’s Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	David T. Zhang, Esq. Benjamin W. James, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of Securities to be Registered(1)(2)	Proposed Maximum Offering Price per Share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(4)
Class A Ordinary shares, par value US$0.00005 per share(2)(3)	598,000	US$337.5	US$201,825,000	US$25,127.21

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-223594). Each 25 American depositary shares represent one Class A ordinary share.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated March 14, 2018

13,000,000 American Depositary Shares

Sunlands Online Education Group

Representing 520,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Sunlands Online Education Group.

We are offering 13,000,000 ADSs. Each 25 ADSs represent one Class A ordinary share, par value US$0.00005 per share.

Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per ADS will be between US$11.5 and US$13.5.

We have applied for listing the ADSs on the New York Stock Exchange under the symbol “STG.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 18 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1) See “Underwriting” for additional disclosure regarding compensation payable by us to the underwriters.

The underwriters have a 30-day option to purchase up to an additional 1,950,000 ADSs from us at the initial public offering price less the underwriting discount.

Immediately upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to seven votes and is convertible into one Class A ordinary share at any time by the holder thereof; and each Class C ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. Immediately upon the completion of this offering, Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees will collectively beneficially own all of our issued and outstanding Class C ordinary shares. Based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, these Class C ordinary shares will constitute approximately 61.8% of our total issued and outstanding share capital and 84.9% of the aggregate voting power of our total issued and outstanding share capital immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements to DIAMOND TOWER INVESTMENTS LIMITED, an affiliate of Orchid Asia Group, and ELITE CONCEPT HOLDINGS LIMITED, an affiliate of New Oriental Education & Technology Group Inc., or New Oriental. In addition, upon the completion of this offering, up to 120,394 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. Immediately upon the completion of this offering, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, will beneficially own all of our issued and outstanding Class B ordinary shares, which will constitute approximately 12.0% of our total issued and outstanding share capital and 11.5% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements to DIAMOND TOWER INVESTMENTS LIMITED, an affiliate of Orchid Asia Group, and ELITE CONCEPT HOLDINGS LIMITED, an affiliate of New Oriental Education & Technology Group Inc., or New Oriental.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2018.

Goldman Sachs (Asia) L.L.C.	J.P. Morgan	Credit Suisse

CLSA

The date of this prospectus is                  , 2018.

Sunlands Online Education Group

In Learning We Trust

Our mission is to transform education through technology and innovation, making learning experience enjoyable and rewarding

Sunlands Online Education Group

Sunlands Online Education Group

209[3]
Teachers
660,182[1]
Number of Students
2,382mm
Gross Billings in 2017[4]
NO.1
China's Online Post-secondary and Professional Education Market in 2017[2]
123,000+[3]
Knowledge Points
1,750+[3]
Learning Outcome Trees
387,878[1]
New Student Enrollments
600[3]
Mentors

[1] For the year ended Dec 31, 2017.
[2] Source: iResearch. In terms of gross billings in 2017.
[3] As of Dec 31, 2017.
[4] In RMB.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until              (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ADSs. This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by iResearch, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this report as the iResearch Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. Our mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Our Business

We are the leader in China’s online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their goals. We offer various degree- and diploma-oriented post-secondary courses through our online platforms. In addition, we offer online professional courses and educational content to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, we transitioned to an online education model in 2014. Our online education model enables our students to access our course and educational content offerings anywhere and anytime.

We have been successful in addressing the unmet demand of a large, growing market and served approximately 790,000 students across China since we transitioned to an online education model in 2014. The number of our students was 205,806, 382,805 and 660,182, respectively, in 2015, 2016 and 2017. For the same periods, our new student enrollments were 179,172, 188,733 and 387,878, respectively.

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2017, we offered Self-taught Higher Education Examination, or STE, programs covering 18 majors, MBA-related programs, and professional certification and skills programs. We adopt a counseling-oriented sales and marketing approach that seeks to offer our education solutions to meet their needs based on their education background and goals. We provide professional assistance and counseling to help students make informed decisions that best suit their learning needs. In addition, our enrollment consultants also help them formulate effective study plans throughout their enrollments in our courses.

Our students can access our services either through PC or mobile applications. Our online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of our students.

Our success has been driven by our ability to cultivate an engaging community among students, teachers and mentors, strong educational content development capabilities, and high-quality faculty, which combined allow us to continually improve the student learning experience. We encourage students to become more committed and engaged by creating an interactive learning environment that fosters their desire to learn. We also provide our students with strong learning support through our dedicated mentors.

We offer a unique approach to education research and development that organizes subject content into Learning Outcome Trees, our proprietary knowledge management system. Our Learning Outcome Trees enable us to customize teaching notes for our teachers, and develop comprehensive course outlines and quiz banks to enhance the learning experience. Based on student feedback and the latest updates on exam policies, we further update our educational content in our Learning Outcome Trees to continually improve teaching quality. As of December 31, 2017, we had developed over 1,750 Learning Outcome Trees covering over 123,000 knowledge points and a quiz bank designed for students pursuing STE exams covering over 973,000 quizzes.

We believe our strong branding, competitive compensation structure and robust teaching and research support enable us to attract and incentivize a large team of talented faculty members. We seek to hire experienced and passionate teachers who can make learning fun and interactive. We equip our faculty members not only with a comprehensive set of teaching methods but also advanced technologies and data insights to enable them to develop their professional skills and enhance our overall teaching quality.

Our focus on teaching quality and operating efficiency is demonstrated in recognition and awards we have received and student results. We have received numerous awards and recognition, including “Influential Online Education Brand” awarded by Tencent from 2015 to 2017. According to iResearch, Jiangsu, a populous province in China, is the only region in China that allows private education institutions to access the student STE exam results, and the average pass rate of our students taking STE exams in Jiangsu Province was 71.9% in 2016. According to the same source, the national average pass rate of the STE exam takers who had participated in STE tutoring courses was 46.5% in the same year. In student reviews collected following classes delivered in 2017, 98.6% of reviewers indicated their satisfaction with a four- or five-star rating out of five.

Our gross billings increased to RMB741.0 million in 2016 from RMB446.1 million in 2015, representing an increase of 66.1%, and further increased to RMB2,381.8 million (US$366.1 million) in 2017, representing a significant increase of 221.4%. Our net revenues increased by 163.4% from RMB159.0 million in 2015 to RMB418.9 million in 2016 and further increased by 131.6% to RMB970.2 million (US$149.1 million) in 2017. Our net loss in 2015, 2016 and 2017 was RMB318.3 million, RMB253.6 million and RMB918.7 million (US$141.2 million), respectively. Our deferred revenue was RMB414.1 million, RMB727.6 million and RMB2,110.4 million (US$324.4 million), respectively, as of December 31, 2015, 2016 and 2017. Our net cash provided by operating activities was RMB0.4 million, RMB89.3 million and RMB819.5 million (US$126.0 million), respectively, for the years ended December 31, 2015, 2016 and 2017.

Market Opportunities

China’s education market consists of formal and informal education. Post-secondary and professional education, which targets people at the age of 18 or above, belongs to the informal education segment. Post-secondary and professional education in China can be further divided into diploma- and degree-oriented education and professional education. The post-secondary and professional education market in China has grown rapidly in the past several years and is expected to continue to grow by virtue of students’ desire for better employment, career advancement, salary increases, local residence permits, and higher social status. According to iResearch, the size of China’s post-secondary and professional education market increased from approximately RMB163.9 billion in 2015 to RMB197.8 billion in 2017 and is expected to continue to grow to approximately RMB355.2 billion in 2022, representing a CAGR of 12.4% between 2017 and 2022.

The online education model has transformed the post-secondary and professional education market in China. It has made a tremendous number of students aware of the more flexible, cost-effective education solutions provided by online education. We expect that this trend will continue to drive further demand for such services and result in online education providers taking market share away from traditional offline players. Driven by the increasing number of internet and mobile users, China’s online education market has enjoyed an annual growth of approximately 20% since 2013, according to iResearch. In particular, according to the same source, China’s online post-secondary and professional education market is expected to grow from approximately RMB33.6 billion in 2017 to RMB130.1 billion in 2022, representing a CAGR of 31.1%.

STE tutoring represents the largest vertical in China’s post-secondary education market and is expected to grow from a market size of approximately RMB46.6 billion in 2017 to RMB79.1 billion in 2022, representing a CAGR of 11.2%. Given the difficulty of STE exams, it generally takes students one to five years to prepare for and pass the STE exams, which makes class-time flexibility especially important. Online education models offer greater flexibility and have been a major factor driving demand in this market. China’s online STE tutoring market size is expected to grow from approximately RMB4.5 billion in 2017 to RMB44.7 billion in 2022, representing a CAGR of 58.3%, accounting for more than 50% of the overall STE market in 2022, according to iResearch.

There is a large demand for education services from people without a bachelor’s degree at the age of 18 or above. According to iResearch, as of December 31, 2017, there were approximately 606 million people at the age of 18 or above without a bachelor’s degree in China. Most of them desire to acquire new knowledge, seek better jobs, earn higher salaries and improve their social status. They are typically busy urban blue- and white-collar workers who need greater flexibility in study time and location, are generally heavy mobile users, and desire an engaging, interactive learning atmosphere that encourages participation and interaction. In addition, such students generally require specific guidance in identifying and selecting education products that best address their needs, especially given the complexity of China’s post-secondary education system and the relatively high cost of education.

Our Strengths

We have become the market leader by capitalizing on our early-mover advantage and substantial investment in people, technology and education research and development. In particular, we have developed a comprehensive suite of Learning Outcome Trees and accumulated massive operating data, which allow us to continually improve our teaching quality and strengthen our market leadership. As a result, we believe our business model not only enjoys strong organic momentum that drives our future growth, but also presents a high barrier to entry. In particular, we believe our success is primarily attributable to the following strengths:

•	the leader in China’s online post-secondary and professional education with substantial growth potential;

•	strong flywheel effect generated by our unique business model;

•	strong brand rooted in teaching quality;

•	robust proprietary technology infrastructure; and

•	innovative and visionary management team with proven track record.

Our Strategies

We intend to achieve our mission by pursuing the following strategies:

•	expand into new markets with unmet demand;

•	strengthen our existing leadership position;

•	enhance student experience;

•	further enhance our brand;

•	continue to invest in technology; and

•	pursue selective strategic alliances and acquisitions.

Our Challenges

Our growth is subject to risks and uncertainties, including the following:

•	our ability to maintain our student enrollments and growth;

•	our ability to conduct sales and marketing activities cost-effectively;

•	our ability to timely improve and expand our course and educational content offerings in a cost-effective manner;

•	our ability to recruit, train and retain a sufficient number of qualified faculty members;

•	our ability to maintain and enhance the recognition of our brand;

•	our ability to comply with the relevant laws and regulations in the PRC; and

•	our ability to exercise effective control over our variable interest entity structure.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospectus. You should consider the risk discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Corporate History and Structure

We commenced our education service business in August 2003. We remained an offline, classroom-based education service provider until we transitioned to an exclusively online education model in 2014.

In September 2015, Studyvip Online Education International Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In October 2017, Studyvip Online Education International Limited was renamed as Sunlands Online Education Group.

The following diagram illustrates our corporate structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus:

Equity interest
Contractual arrangements, including the exclusive technical consultation and service agreement, the business operation agreement, the equity interest pledge agreement, the option agreement, the powers of attorney and the spousal consent letters. See “Corporate History and Structure—Contractual Arrangements with Beijing Sunlands.”

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to seven votes and is convertible into one Class A ordinary share at any time by the holder thereof; and each Class C ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Ordinary Shares.”
(3)	Through PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund.
(4)	The Founder Holding Platform refers to Pingxiang Miniewa Asset Management Consultancy Center (Limited Partnership), whose general partner is Mr. Jianhong Yin, also known as Peng Ou, our founder and chairman of our Board of Directors.
(5)	The Senior Management Holding Platforms consist of Pingxiang Wuerken Asset Management Consultancy Center (Limited Partnership), Pingxiang Saiersi Asset Management Consultancy Center (Limited Partnership), Pingxiang Xisailuo Asset Management Consultancy Center (Limited Partnership) and Pingxiang Bosaidong Asset Management Consultancy Center (Limited Partnership). The general partner of each of these entities is Mr. Tongbo Liu, our chief executive officer and director.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

OUR CORPORATE INFORMATION

The principal executive offices of our main operations are located Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86-10-52413738. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. Our corporate website is www.sunlands.com. The information contained in our website is not a part of this prospectus.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,950,000 additional ADSs representing 78,000 Class A ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to the American depositary shares, each 25 ADSs representing one of our Class A ordinary shares;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.00005 per share;

•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.00005 per share;

•	“Class C ordinary shares” refers to Class C ordinary shares, par value US$0.00005 per share;

•	“gross billings” for a given period refers to the total amount of cash received for the sale of course packages net of the total amount of refunds in such period;

•	“mobile student acquisition rate” for a given period refers to the total number of orders placed by students acquired by us from mobile marketing channels divided by total new student enrollments;

•	“number of students” for a given period refers to the total number of orders placed by students which remain in their respective service periods;

•	“new student enrollments” for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us);

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares, par value US$0.00005 per share and, immediately upon and after the completion of this offering, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value of US$0.00005 per share;

•	“preferred shares” refers to series A, series B and series B+ preferred shares of Sunlands Online Education Group, par value US$0.00005 per share;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“service period” for a given student refers to the period covered by the contract between us and such student pursuant to which such student can attend our courses;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	“we,” “us,” “our company,” and “our,” refer to Sunlands Online Education Group, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entity, or VIE.

This prospectus contains information and statistics relating to China’s economy and its education industry derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On March 9, 2018, the noon buying rate for Renminbi was RMB6.3285 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between $11.5 and $13.5 per ADS.

ADSs offered by us	13,000,000 ADSs (or 14,950,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each 25 ADSs represent one Class A ordinary share, par value US$0.00005 per share. The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 520,000 Class A ordinary shares represented by ADSs in this offering.

We have adopted a triple-class ordinary share structure that will become effective immediately upon the completion of this offering. Our authorized share capital upon the completion of this offering will be US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each, comprising (i) 796,062,195 Class A ordinary shares with a par value of US$0.00005 each, (ii) 826,389 Class B ordinary shares with a par value of US$0.00005 each, and (iii) 203,111,416 Class C ordinary shares with a par value of US$0.00005 each.

All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

For a description of our ordinary shares, see “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	1,807,252 Class A ordinary shares (or 1,885,252 Class A ordinary shares if the underwriters exercise their over-allotment option in full), including 128,000 Class A ordinary shares that Orchid Asia and New Oriental have agreed to purchase from us in concurrent private placements in connection with this offering (based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus), 826,389 Class B ordinary shares, and 4,265,286 Class C ordinary shares, each with a par value US$0.00005 per share.

Concurrent Private Placement	In connection with and subject to the completion of this offering, (i) DIAMOND TOWER INVESTMENTS LIMITED, our shareholder and an affiliate of Orchid Asia Group, has agreed to purchase from us a number of Class A ordinary shares equal to US$30 million divided by the initial public offering price of our ADSs in this offering, and (ii) ELITE CONCEPT HOLDINGS LIMITED, a shareholder and an affiliate of New Oriental Education & Technology Group Inc., or New Oriental, has agreed to purchase from us a number of Class A ordinary shares equal to US$10 million divided by the initial public offering price of our ADSs in this offering. These investments are being made pursuant to Regulation S of the U.S. Securities Act of 1933, as amended. See “Underwriting” for more information.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,950,000 additional ADSs.

Use of proceeds	We expect to receive from this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental net proceeds of approximately US$187.8 million (or approximately US$210.5 million if the underwriters exercise their option to purchase additional ADSs from us in full), based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental primarily for the following purposes: (i) approximately 20% of the net proceeds for our course and educational content development, (ii) approximately 40% of the net proceeds for our research and development relating to our IT systems, (iii) approximately 10% of the net proceeds for our marketing and branding activities, (iv) approximately 10% of the net proceeds for potential selective investment and acquisition opportunities, and (v) approximately 20% of the net proceeds for general corporate purpose. See “Use of Proceeds.”

Lockup	We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

NYSE trading symbol	STG

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2018.

Depositary	The Bank of New York Mellon

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7% of the ADSs offered in this offering to our directors, officers, employees, business associates and related persons.

Risk factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of operations data, summary consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017, and summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2015 is derived from our audited financial statements, which is not included in this prospectus.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	159,010	418,910	970,162	149,111
Cost of revenues(1)	(61,713)	(70,986)	(170,261)	(26,169)

Gross profit	97,297	347,924	799,901	122,942

Operating expenses
Sales and marketing expenses(1)	(333,253)	(503,643)	(1,351,811)	(207,770)
Product development expenses(1)	(5,189)	(13,932)	(32,862)	(5,051)
General and administrative expenses(1)	(76,022)	(89,390)	(342,906)	(52,704)
Total operating expenses	(414,464)	(606,965)	(1,727,579)	(265,525)

Loss from operations	(317,167)	(259,041)	(927,678)	(142,583)

Interest income	814	3,051	13,578	2,087
Other income, net	770	2,423	276	44
Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(140,452)
Income tax expenses	—	—	—	—
Loss from an equity method investment	—	—	(4,890)	(752)
Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(141,204)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—

Net loss	(318,302)	(253,567)	(918,714)	(141,204)

Less: Net loss attributable to noncontrolling interest	—	—	(136)	(21)
Net loss from continuing operations attributable to Sunlands	(315,583)	(253,567)	(918,578)	(141,183)
Net loss from discontinued operations attributable to Sunlands	(2,719)	—	—	—
Net loss per share attributable to ordinary shareholders—basic and diluted	(83.36)	(66.40)	(232.80)	(35.78)

Notes:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	19,244	2,958
Sales and marketing expenses	2,014	—	75,237	11,564
Product development expenses	—	—	—	—
General and administrative expenses	21,643	—	194,282	29,860

Total	23,657	—	288,763	44,382

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$	RMB Pro forma(1)	US$ Pro forma(1)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	4,446	23,103	559,459	85,987	559,459	85,987
Total assets	100,098	244,991	1,969,659	302,731	1,969,659	302,731

Deferred revenue	414,077	727,569	2,110,428	324,367	2,110,428	324,367
Accrued expenses and other current liabilities	33,765	71,377	235,900	36,257	235,900	36,257
Total liabilities	471,842	798,946	2,586,718	397,571	2,586,718	397,571

Total mezzanine equity	—	335,000	1,024,709	157,495	—	—

Total shareholders’ deficit	(371,744)	(888,955)	(1,641,768)	(252,335)	(617,059)	(94,840)

Note:

(1)	All of the preferred shares will automatically convert into ordinary shares on a one-on-one basis immediately upon the completion of this offering. The unaudited pro forma balance sheet information as of December 31, 2017 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-to-one basis, as if conversion had occurred on December 31, 2017.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	445	89,272	819,538	125,961
Net cash used in investing activities	(26,508)	(117,695)	(615,895)	(94,662)
Net cash provided by financing activities	21,771	47,080	341,472	52,483
Effect of exchange rate changes	—	—	(8,759)	(1,346)
Net (decrease)/increase in cash and cash equivalents	(4,292)	18,657	536,356	82,436
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	3,551

Cash and cash equivalents at end of the year	4,446	23,103	559,459	85,987

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(RMB in thousands)
Net revenues	79,425	94,904	113,392	131,189	155,637	205,826	264,042	344,657
Cost of revenues	(11,697)	(16,081)	(22,507)	(20,701)	(19,426)	(26,753)	(44,706)	(79,376)

Gross profit	67,728	78,823	90,885	110,488	136,211	179,073	219,336	265,281

Operating expenses
Sales and marketing expenses	(99,140)	(115,917)	(131,289)	(157,297)	(210,184)	(282,611)	(341,686)	(517,330)
Product development expenses	(3,028)	(3,373)	(3,569)	(3,962)	(4,725)	(6,314)	(9,875)	(11,948)
General and administrative expenses	(21,855)	(24,628)	(19,871)	(23,036)	(21,172)	(25,707)	(127,295)	(168,732)
Total operating expenses	(124,023)	(143,918)	(154,729)	(184,295)	(236,081)	(314,632)	(478,856)	(698,010)

Loss from operations	(56,295)	(65,095)	(63,844)	(73,807)	(99,870)	(135,559)	(259,520)	(432,729)

Interest income	606	926	846	673	856	3,197	2,772	6,753
Other income, net	1,395	9	198	821	—	—	106	170
Loss before income tax expenses	(54,294)	(64,160)	(62,800)	(72,313)	(99,014)	(132,362)	(256,642)	(425,806)
Income tax expenses	—	—	—	—	—	—	—	—
Loss from an equity method investment	—	—	—	—	(348)	(50)	(2,499)	(1,993)

Net loss	(54,294)	(64,160)	(62,800)	(72,313)	(99,362)	(132,412)	(259,141)	(427,799)

Net loss attributable to noncontrolling interest	—	—	—	—	(12)	(30)	(16)	(78)
Net loss attributable to Sunlands	(54,294)	(64,160)	(62,800)	(72,313)	(99,350)	(132,382)	(259,125)	(427,721)

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. For more details about our refunds, see “Business—Our Tuition and Fees.” Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period generally ranging from 18 to 36 months (with a weighted average of 25 months) for our degree- or diploma-oriented post-secondary courses and a period generally ranging from six to 24 months (with a weighted average of 17 months) for our professional certification preparation and professional skills courses. We believe that gross billings provide valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings to net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	159,010	418,910	970,162	149,111

Less: other revenues(1)	(454)	(5,741)	(5,978)	(919)
Add: tax and surcharges	5,517	14,302	34,712	5,335
Add: ending deferred revenue	414,077	727,569	2,110,428	324,367
Less: beginning deferred revenue	(132,024)	(414,077)	(727,569)	(111,825)

Gross billings (non-GAAP)	446,126	740,963	2,381,755	366,069

Note: (1) Including commissions received for providing referral services to third-party education institutions.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(RMB in thousands)
Net revenues	79,425	94,904	113,392	131,189	155,637	205,826	264,042	344,657

Less: other revenues(1)	(354)	(1,986)	(1,513)	(1,888)	(888)	(1,732)	(1,333)	(2,025)
Add: tax and surcharges	1,798	3,901	4,064	4,539	5,230	6,894	10,095	12,493
Add: ending deferred revenue	482,718	553,472	628,062	727,569	979,703	1,269,073	1,659,084	2,110,428
Less: beginning deferred revenue	(414,077)	(482,718)	(553,472)	(628,062)	(727,569)	(979,703)	(1,269,073)	(1,659,084)

Gross billings (non-GAAP)	149,510	167,573	190,533	233,347	412,113	500,358	662,815	806,469

Note: (1) Including commissions received for providing referral services to third-party education institutions.

Adjusted net loss represents net loss before share-based compensation expenses. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. As adjusted net loss has limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. The table below sets forth a reconciliation of our net loss and adjusted net loss for the years indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(318,302)	(253,567)	(918,714)	(141,204)
Add: Share-based compensation expenses	23,657	—	288,763	44,382

Adjusted net loss	(294,645)	(253,567)	(629,951)	(96,822)

Key Operating Data

The following table presents our key operating data for the years/periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
New student enrollments	179,172	188,733	387,878
Gross billings per new student enrollment (RMB)	2,489.9	3,926.0	6,140.5
Marketing effectiveness ratio(1)	28.3%	24.8%	20.2%
Number of students	205,806	382,805	660,182

Note: (1) Calculated by dividing our marketing spending by our gross billings.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
New student enrollments	43,090	45,976	49,952	49,715	66,555	82,018	105,011	134,294
Gross billings per new student enrollment (RMB)	3,469.7	3,644.8	3,814.3	4,693.7	6,192.1	6,100.6	6,311.9	6,005.2
Marketing effectiveness ratio(1)	24.8%	24.8%	24.7%	25.0%	22.1%	22.1%	19.1%	19.1%
Number of students	246,051	260,591	283,125	299,765	328,351	365,764	435,955	526,226

Note: (1) Calculated by dividing our marketing spending by our gross billings.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

We generate revenue primarily from the tuition we collect from our students. It is critical for us to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, diplomas, professions or certifications for which our course offerings are designed; (ii) negative publicity or perceptions regarding us, or online education services in general; (iii) the emergence of alternative course delivery models; (iv) the inability of students to pay the tuition; (v) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (vi) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our student enrollments could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in gross billings and net revenues in recent years, primarily driven by our fast-growing student enrollments since our transition to an online course delivery model in 2014 which allows students to access our courses from anywhere connected to the internet. Our net revenues grew by 163.4% from RMB159.0 million in 2015 to RMB418.9 million in 2016 and further increased by 131.6% to RMB970.2 million (US$149.1 million) in 2017. Over the same periods, our gross billings grew by 66.1% to RMB741.0 million from RMB446.1 million and further increased by 221.4% to RMB2,381.8 million (US$366.1 million).

Our rapid growth has placed, and will continue to place, a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain our growth, we need to continue to acquire more students, scale up our course offerings, increase our academic and administrative faculty, as well as strengthen our platforms and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) identify and effectively market our products and services in new markets with sufficient growth potential; (ii) develop and improve course offerings and educational contents to make them appealing to existing and prospective students, particularly working adult students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members and sales and marketing personnel; (v) successfully implement enhancements and improvements to the systems and platforms; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB318.3 million, RMB253.6 million and RMB918.7 million (US$141.2 million) in 2015, 2016 and 2017, respectively. We cannot assure you that we will be able to generate net profits in the future.

We expect that our sales and marketing expenses will continue to increase as we invest in branding and sales and marketing efforts, including hiring additional sales and marketing personnel, investing in data analytics in the student counseling and sales process, and broadening our online marketing channels. In addition, we intend to continue to invest heavily for the foreseeable future in increasing our market share, improving the capacity of our technology infrastructure to better support an even larger student base and to offer additional courses and educational content.

These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to increase student enrollments. Our sales and marketing expenses primarily include employee salaries and student acquisition expenses. We incurred approximately RMB333.3 million, RMB503.6 million and RMB1,351.8 million (US$207.8 million), respectively, in sales and marketing expenses in 2015, 2016 and 2017. We expect our sales and marketing expenses to continue to increase in the future as we further expand our operations.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s online education market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences. Moreover, our sales and marketing activities may be deemed to violate PRC laws and regulations, and we may be exposed to administrative penalties, such as paying fines or publishing explanatory notes to limit the adverse effects of our marketing efforts. If we are deemed guilty of significant infringements, we may be ordered to cease sales and marketing activities temporarily and our business license may be revoked. Failure to engage in sales and marketing activities in a compliant and cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operation.

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers and employees and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, and teachers and other employees, as well as the industry in which we operate, can harm our operations. We have been exposed to negative publicity concerning refund dispute and administrative penalty and alleged improper or misleading statement made in our sales and marketing activities in the past. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•	alleged misconduct or other improper activities committed by our students or our directors, officers, and teachers and other employees, including misrepresentation made by our employees to potential students during sales and marketing activities;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and teachers and other employees;

•	complaints by our students about our education services and sales and marketing activities;

•	tuition refund disputes between us and our students or administrative penalties;

•	security breaches of confidential student or employee information;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.

Beijing Sunlands, through which we operate our online education business, currently does not hold a private school operating permit for our online education services, and we may be subject to risks of administrative sanctions due to our lack of such permit.

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools promulgated by the Ministry of Education of the PRC, or the MOE, on July 5, 2000, “educational websites and online education schools” that provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult and other education and public educational information services, are subject to approval from competent education authorities, depending on the type of education service provided. In February 2016, the State Council issued a government decision which explicitly withdrew the above-mentioned approval requirement. See “Regulation—Regulations on Online and Distance Education.” On November 7, 2016, China’s National People’s Congress passed an amendment to the Promotion of Private Education Law, or the Amendment, which became effective on September 1, 2017. The Amendment applies different regulatory requirements to non-profit and for-profit private schools. See “Regulation—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.”

In December 2016, several PRC government agencies, including the MOE, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Human Resources and Social Welfare, jointly promulgated the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules. Under the Implementation Rules, the establishment, division, merger or any other material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare and be registered with the competent local branch of SAIC, and a duly approved private school will be granted a private school operating permit. The Implementation Rules also provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. See “Regulations—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules. ”

As of the date of this prospectus, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to our lack of a private school operating permit for our online education services. In addition, we have made inquiries to the relevant education authorities and were informed that online education service providers were not required to obtain a private school operating permit for the provision of online education services, and that if such educational authorities were to require us to obtain a private school operating permit in the future, such authorities would not subject us to penalties for the provision of our services without obtaining a private school operating permit. Nonetheless, as advised by Tian Yuan Law Firm, our PRC legal counsel, the current PRC laws and regulations, including the Amendment and the Implementation Rules, remain unclear as to whether the requirement for a private school operating permit is applicable to an online education service provider. We cannot assure you that the PRC government will not in the future require us to obtain a private school operating permit, given the lack of clear and consistent statutory interpretation regarding the implementation of the Amendment and the Implementation Rules and other relevant laws and regulations. If the PRC government requires us to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment to explicitly cover online education service providers, and if we fail to do so, we may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit. We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements.

Under the Amendment and the Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare before it can be registered with the competent local branch of SAIC. If we were required to expand the authorized scope of our business license to cover our business of online education services, which shall be registered with the SAIC, to comply with applicable licensing requirements, we may not able to do so before we have obtained a private school operating permit. If any of the foregoing were to happen, our business operations may be disrupted, and our financial condition, results of operations and reputation may be materially and adversely affected.

We face regulatory risks and uncertainties associated with our teachers’ lack of teaching licenses.

Pursuant to the Implementation Rules, the teachers employed by a for-profit private school shall obtain the teaching licenses or relevant professional skill qualifications required by PRC laws and regulations, although the definition or the scope of the “relevant professional skill qualifications” is not explicitly stated in the Implementation Rules. A substantial majority of our teachers currently do not hold teaching licenses.

As of the date of this prospectus, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. As advised by Tian Yuan Law Firm, our PRC legal counsel, the current PRC laws and regulations, including the Amendment and the Implementation Rules, remain unclear as to whether the Implementation Rules is applicable to an online education service provider like us, and accordingly, whether our teachers are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future our teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or the MIIT, jointly promulgated the Administrative Provisions on Internet Audio Visual Program Services, or the Audio Visual Program Provisions, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Audio Visual Program Provisions stipulate that no entities or individuals may provide Internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or completing the relevant filing with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio Visual Programs. On April 1, 2010, SAPPRFT promulgated the Provisional Implementations of Tentative Categories of Internet Audio Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. Sub-category No. 3 to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. Sub-category No. 5 of the first category and sub-category No. 7 of the second category cover the live broadcasting of important political, martial, economic, social, cultural, sports activities or events or general social or community cultural activities, sports games and other organized activities. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio Visual Program Provisions, in particular, the scope of “internet audio-visual programs.” See “Regulations—Regulations Relating to Online Transmission of Audio-Visual Programs.”

We deliver our courses in live streaming format. Our teachers and students communicate and interact live with each other via our virtual learning community. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our students as supplementary course materials on our platforms. If the government authorities determine that our offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, we may be required to obtain the License for Online Transmission of Audio Visual Programs.

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. We have made inquiries to the relevant bureaus of SAPPRFT and were informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on our platforms are subject to the Audio Visual Program Provisions. We currently do not hold a License for Online Transmission of Audio Visual Programs, and since we are not a state-owned or state-controlled entity, we are not eligible to apply for such license. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio Visual Programs. We are, however, not eligible apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our live streaming courses. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio Visual Programs in conducting of our business.

Our failure to obtain and maintain other approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the Cyberspace Administration of China, the MITT, the SAPPRFT, and the State Council Information Office, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of government approvals, licenses and permits in connection with our operations.

We currently do not hold several approvals, licenses and permits that are required for certain aspects of our business operations. Under the current PRC laws and regulations, the provision of our educational content through our online platform may be considered “online publishing” and may require us to obtain an Internet Publishing License, which we currently do not have. See “Regulations—Regulations Relating to Online Publishing.” As of the date of this prospectus, we have submitted an application to the competent government authorities for the approval of an Internet Publishing License. However, we may not be able to receive the approval for such licenses in a timely manner, or at all. In addition, we do not have the Job Agency Service License required for the job referral services we provide to some of our students as an ancillary part of their course packages.

Furthermore, Beijing Sunlands, our consolidated VIE, and certain of its operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Before the Amendment was issued, we attempted to apply to the competent authorities in Beijing to add “occupational training” and “educational facilitation services” to the authorized scope of business of Beijing Sunlands, but our application was rejected by such authorities without being provided any formal explanations for such rejection. After the issuance of the Amendment, based on our consultation with the competent government authorities, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if our application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. If it comes to the attention of the government authorities that Beijing Sunlands is operating beyond its authorized scope of business, we may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease Beijing Sunlands’ noncompliant operations.

As of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals, licenses or permits. However, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future, which may include warnings, fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approvals, licenses or permits are required, and/or an order to cease to provide such services. In addition, we cannot guarantee that the government will not promulgate new laws and regulations that require additional licenses, permits and/or approvals for the operation of any of our existing or future business. If we are unable to obtain such licenses, permits, or approvals in a timely fashion, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

We have a limited history of operating as an online education service provider.

We have been a part of China’s education industry since we commenced operations in August 2003. Although we started exploring online course delivery model in 2011, we remained an offline, classroom-based education service provider until we transitioned to an online education model in 2014. Our limited history of operating as an online education service provider may not serve as an adequate basis for evaluating our future prospect and operating results, including gross billings, net revenue, cash flows and profitability. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an internet-based business, such as building and managing reliable and secure IT systems and infrastructure, addressing regulatory compliance and uncertainty, and hiring and training IT support staff, all of which we have limited experience with. In addition, we may be faced with additional risks and challenges associated with responding to the increasing mobile penetration in China. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Our faculty members are key to the quality of our educational services, as well as our brand and reputation. Our ability to continue to attract faculty members, including teachers and mentors, with necessary experience and qualifications is a key driver in the success of our business. We seek to recruit qualified faculty members who are dedicated to teaching and are able to communicate with our students in an interactive online setting.

Additionally, given the interactive nature of our live streaming lessons, we tend to hire teachers and mentors with strong education background and good communication skills enabling them to engage and interact with students. The market for recruitment of faculty members in China is competitive. In order to recruit qualified full-time teachers and mentors, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers and mentors in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified faculty members in the future as we continue to expand our course offerings and business scale, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to timely improve or expand our course and educational content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

We regularly and constantly update our existing courses and educational content and develop new courses and educational content to meet student’s demand and the latest market trends. The revisions, improvements and expansions of our existing course and content offerings and the development of new course and content offerings may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course and educational content offerings, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. The process of performing detailed market research and recruiting qualified faculty for new course and educational content offerings could be costly and time-consuming. Furthermore, offering new courses or content or upgrading existing ones may require us to make significant investments in educational content development, increase sales and marketing efforts and reallocate resources from other uses, all of which may not be successful. If we are unsuccessful in pursuing course and educational content development and upgrading opportunities due to the financial constraints, failure to attract qualified faculty, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We face risks associated with our online live streaming course delivery model.

The online live streaming industry in China remains relatively young and untested, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. In the PRC, few institutions with large student enrollments have in the past adopted a live streaming course delivery model, and some of our target students may be inclined to choose traditional face-to-face lessons offered by offline learning centers as they find more familiar and reliable. We cannot assure you that our live streaming course delivery format will continue to be attractive to our students in the future. If our live streaming course delivery model becomes less appealing to our students, our business and prospects may be affected. In addition, as we continue to increase our student enrollments, there is no assurance that our live streaming capacity will be able to support a growing number of students accessing our courses online without any service interruptions. Furthermore, we cannot assure that we will be able to address PRC regulatory and legislative developments relating to online streaming business.

We rely on third-party service providers to support our online live streaming course delivery.

Currently, we rely upon certain third-party vendors to provide live streaming services to support our online course delivery. Because the live streaming technologies and infrastructure are owned and managed by third parties, any problems with the reliability and performance of such technologies and infrastructure could result in unanticipated delays and unscheduled service interruption could further cause us to be unable to deliver our courses in a live streaming format, forcing us to resort to using prerecorded lectures. Our inability to deliver live streaming courses during service interruptions may damage the quality of our education service and student engagement and experience and negatively impact our reputation, financial condition and results of operations.

We do not maintain long-term arrangements with our live streaming service providers. The term of the service agreements we enter into with third-party live streaming service providers are generally one year. If we cannot renew such agreements upon their expirations or terminations on commercially reasonable terms, or at all, or if the live streaming service providers become unwilling or unable to provide us with live streaming services at any time for any reasons, our ability to deliver live streaming online courses will be severely impacted, and our students’ learning experience and our reputation will be harmed.

We are currently in the process of developing our own proprietary live streaming platforms and applications, which are expected to be completed in 2018. There is, however, no assurance that we will succeed. If the development of proprietary live streaming technologies does not achieve the anticipated results, we may have to continue to rely on third-party vendors to provide us with the technologies and infrastructure necessary for the delivery of our online live streaming courses, which may negatively impact our business and prospects.

Failure to adequately and promptly respond to changes in the exams our students must take to pursue their desired degrees, diplomas or certifications could cause our education services to be less attractive to our students.

There have been continuous changes in the curriculum requirements associated with, and the format of, the exams our existing and prospective students must take to pursue their desired degrees, diplomas or certifications, the manner in which the exams are administered, as well as topics frequently tested in the exams. These changes require us to continually update and enhance our course offerings, our educational content and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our education services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in our tuition. In addition, as we further expand our course offerings, we cannot assure that we will be able to adapt our existing educational content and methods to new courses that we have limited experience in teaching.

We may face risks associated with the installment tuition payment plan we offer to our students.

In 2015, we launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 12 months. Under the cooperation agreement between us and each credit provider, we are obligated to pay the full amount of interest payable under a loan, as financial service fees, to the credit provider. We generally do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2015, 2016 and 2017, 4.8%, 32.3% and 72.9%, respectively, of our gross billings were received from third-party credit providers. For the same periods, we made interest payments of RMB2.0 million, RMB20.2 million and RMB106.2 million (US$16.3 million), respectively, to the credit providers.

As part of our long-term sales and marketing strategy, we plan to continue to make the interest payments for our students under their loans and pay service fees to the credit providers, which may place significant strains on our financial resources as our student enrollments continue to grow. We may be subject to risks associated with an increase in interest rates to the extent that we continue to make interest payments for the loans taken by our students. If we cease to do so due to increases in interest rates or for other reasons, our course packages may become more costly for our students to purchase, which could in turn negatively impact our business, financial condition and reputation.

The availability of funding from our existing and potential credit providers depends on many factors, such as their liquidity and capital sufficiency, the legal and regulatory environment, the general economic conditions, default rates of our students on the loans, and, where applicable, the availability of lenders on the credit providers’ platforms. In addition, our credit providers may seek to acquire borrowers independently instead of through cooperation with us. We currently work with a limited number of credit providers and we cannot assure you that our credit providers will continue to cooperate with us on commercially favorable terms, or at all, or that existing or potential credit providers will be able to provide loans in a sufficient amount to meet our students’ borrowing needs. If any of these were to occur, our course packages may become less compelling to prospective students who wish to obtain student loans, and as a result our business and financial condition may be negatively affected.

Disruption to or failures of our IT infrastructure could reduce student satisfaction and could harm our operations.

The performance and reliability of our IT infrastructure is critical to our operations and reputation. We provide our course offerings and educational content to our students and faculty primarily through our applications and platforms built upon Genesis, our proprietary IT infrastructure. In addition, our employees, including our faculty and sales and marketing personnel, rely on our integrated IT infrastructure to carry out their marketing, sales, operation and teaching functions. As part of their educational experience, our students interact with their peers and our faculty via our platforms on a frequent basis. Accordingly, any errors, defects, disruptions or other performance problems with our IT infrastructure could damage our reputation, decrease student satisfaction and retention, adversely impact our ability to attract new students and expand our course offerings, and materially disrupt our operations. If any of these occur, our business operations, reputation and prospects could be harmed.

Our business depends on the continued success of our brand “Sunlands,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “Sunlands” has contributed significantly to the success of our business. Maintaining and enhancing our brand are critical to our efforts to grow our student enrollments and gross billings. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our course and educational content offerings, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends on our ability to deliver high-quality learning experiences and help students achieve their learning objectives. We may not always be able to meet our students’ expectations in terms of academic performance due to a variety of reasons, many of which are outside of our control. We may face increased dropout rates and student dissatisfaction due to our students’ perceptions of our failure to help them achieve their anticipated academic goals, our students’ overall dissatisfaction with the quality of our course and educational content offerings and our faculty, as well as changing views of the value of the diplomas, degrees and qualifications they are pursuing through taking our courses. These factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students, all of which may adversely affect our prospects, business, financial condition, results of operations and reputation.

We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.

Our course offerings are concentrated to our STE course offerings, namely post-secondary courses designed for students pursuing associate diplomas or bachelor’s degrees by taking the STE exams. STE course offerings represent a significant portion of our net revenues, gross billings and new student enrollments. Our STE course offerings accounted for approximately 57.4%, 66.3% and 80.6%, respectively, of our net revenues and approximately 71.0%, 79.0% and 89.2%, respectively, of our gross billings in 2015, 2016 and 2017. During the same periods, our STE course offerings accounted for approximately 55.4%, 61.7% and 80.1%, respectively, of our new student enrollments.

Our reliance on STE course offerings may expose us to concentration risks. If there are significant reductions in the perceived value of degrees or diplomas our students are pursuing through the STE exams, or if the PRC government releases substantial updates to the requirements or formats of the STE exams and we are unable to upgrade our course or educational content offerings to address such developments in a timely manner, the demand for and attractiveness of our STE course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

If we fail to effectively identify, pursue and consummate strategic alliances or acquisitions, our ability to grow and to achieve profitability could be impacted.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisition or alliance candidates. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.

China’s post-secondary and professional education market is intensely competitive. We compete with other online education service providers or traditional offline players, for student enrollments and engagement, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of our current and future competitors may have substantially greater name recognition and financial and other resources than we do, which may enable them to compete more effectively for potential students and decrease our market share. We also expect to face competition as a result of new entrants to the post-secondary and professional education market.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, increased competition may result in pricing pressure for us in terms of the tuition we are able to negotiate to receive from a student. In addition, online education is characterized by rapid changes in students’ technological requirements and expectations and evolving market standards, and our competitors may develop platforms or other technologies that are superior to the platform and technology we use. These differences may affect our ability to recruit and retain students, which may render our online delivery format less competitive. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in our market share, any of which could negatively affect our gross billings and net revenues and our ability to grow our business.

If our security measures are breached or fail and result in unauthorized disclosure of data by our employees or our third-party agents, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to our students because the platform stores and transmits proprietary and confidential information, which may include sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. As an online education service provider, we face an increasing number of threats to our IT infrastructure, including unauthorized activity and access by our employees or third-party agents, system viruses, worms, malicious code and organized cyberattacks, which could breach our security and disrupt our business. For example, we have introduced data security and confidentiality protocols into the cooperation agreements we enter into with third-party sales agents with whom we share prospective students’ contact information, and we have made technical improvements in our IT infrastructure to prevent unauthorized access of confidential or sensitive personal information by our employees and third-party sales agents in the process of engaging prospectus students. These measures, however, may not be as effective as we anticipate. In addition, there is no assurance that our third-

party sales agents will comply with contractual and legal requirements with respect to data privacy when they collect data from our prospective students. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, cause prospective students not to enroll or stay enrolled, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students or investors. We may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

Privacy concerns could limit our ability to collect and leverage our user data and disclosure of user data could adversely impact our business and reputation.

In the ordinary course of our business and in particular in connection with conducting sales and marketing activities with our existing and prospective students, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our users in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Internationally, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Tuition refunds or potential refund disputes may negatively affect our cash flow, financial condition, and reputation.

We offer different tuition refund options to our students depending on the time of enrollment and subject to certain conditions and restrictions in the service contract between us and each of our students. Generally, a student is offered a full, unconditional refund within 24 hours upon enrollment. If the student makes a refund request after taking at least one trial course lasting 30 minutes by reason of any material academic issue of our courses within certain refund period, we would offer such student a partial refund excluding the registration fees and the relevant academic fees for the trial lesson upon our confirmation. In addition, at our discretion, a partial refund may also be granted to the student who withdraws at any other time during his or her enrollment, subject to special approval by us. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period. See “Business—Our Tuition and Fees.”

In 2015, 2016 and 2017, we had made RMB53.7 million, RMB61.3 million and RMB150.1 million (US$23.1 million) of refund payments, respectively. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like us. See “We face risks associated with our lack of private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules. ”Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand name and divert our attention from operating our business.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees, including, in particular, Mr. Jianhong Yin, also known as Peng Ou, our founder and the chairman of our Board of Directors, and Mr. Tongbo Liu, our director and Chief Executive Officer. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in China is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may lose student enrollments, qualified teaching faculty members and other key sales and marketing personnel to our competitors. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovations and has roots in a deep understanding of our students and the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course offerings and educational contents and our IT technologies and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have adopted policies and procedures to prohibit our students and employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. For example, our quiz banks designed for students pursuing the STE exams contain a pool of over 973,000 quizzes as of December 31, 2017, and we have not entered into any licensing arrangements with, or otherwise obtained any consent from, the government agencies administering the STE exams for using these questions. Although we have never been subject to any legal or administrative penalties or proceedings relating to our use of these sample questions, we cannot assure you that we will not be subject to infringement claims associated with our use of real STE questions in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could negatively affect our business, financial condition and prospect.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or patent protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or patent we have obtained may not be sufficient to protect all of our intellectual property rights. In particular, we rely, to the great extent, upon our educational content developed in-house, including course syllabi and outlines, quiz banks, teaching notes, and learning outcomes trees, to provide high-quality online education services. Despite our efforts to protect our proprietary education contents and other intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our students, employees and third-party vendors may engage in intentional or negligent misconduct or other improper activities or misuse our platform, which could harm our brand and reputation.

We are exposed to the risk of fraud or other misconducts committed by our students, employees and vendors, including certain third-party sales and marketing agencies. For example, in some instances, our students and our faculty members may post to our platform articles or other third-party content for use in class discussions. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for us to adopt and implement policies governing these practices. We could, as a result, incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit. Additionally, we may be required to alter or cease our uses of such materials, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages. Fraud or other misconducts by our students, employees or third parties may also involve engaging in unauthorized misrepresentation to our potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of our students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to our brand and reputation.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, students and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose students and revenues, and adversely affect the price of our ADSs.

Our user metrics and other estimates are subject to inaccuracy in measuring our operating performance, which may harm our reputation.

We continually review number of students, new student enrollments, gross billings per new student enrollment, and other operating metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data, have not been validated by an independent third party and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our website and mobile application are used across a large student base. For example, we may not be able to identify individual students who have multiple accounts from multiple students who share one account on our website or mobile application. In addition, we collect student reviews to measure student satisfaction rate and other student engagement metrics, but these reviews may not be representative of our entire student population. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of student satisfaction or student acquisition costs were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our reputation may be harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2017. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP, and (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have taken measures and plan to continue to take measures to remedy these material weaknesses. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted an equity incentive plan in October 2017, or the 2017 Plan, for the purpose of granting share based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 483,846 shares. As of the date of this prospectus, options to purchase a total of 60,826 ordinary shares were outstanding under the 2017 Plan. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for approximately 125 of our lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not imposed fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

We lease real properties from third parties in China for marketing and providing offline consultation related to our online services for potential students or existing students. Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Foreign Investment Industries Guidance Catalog (2017 Revisions), or the Guidance Catalog, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Beijing Sunlands, our consolidated variable interest entity, or VIE, and its subsidiaries. Wuhan Zhibo, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE, its shareholders and certain of our VIE’s subsidiaries, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results as our VIE under U.S. GAAP. See “Corporate History and Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

•	imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed.

On January 19, 2015, the PRC Ministry of Commerce, or MOFCOM, published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. Please refer to “Regulation—Regulations Relating to Foreign Investment” for further details. MOFCOM solicited comments on the Draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will reflect regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled. ” “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

It is unclear whether our current corporate structure will be considered “Chinese” under the scheme of the Draft Foreign Investment Law, though the fact that two Chinese nationals, Mr. Peng Ou and Mr. Tongbo Liu, jointly own a majority of our outstanding shares increases the likelihood that we will be treated as a Chinese controlled company. In the event that our contractual arrangements under which we operate our value-added telecommunication services are not treated as a domestic investment and/or our operation of online education services are classified as a “prohibited business” in the Prohibited List under the Draft Foreign Investment Law when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Beijing Sunlands, or our VIE, its shareholders and certain of its subsidiaries to operate our online education services business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our net revenues in 2015, 2016 and 2017.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIE, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIE, our VIE holds certain assets, licenses and permits that are material to our business operations, such as the ICP License and the License for the Production and Operation

of Radio and Television Program. The contractual arrangements contain terms that specifically obligate VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Peng Ou, our founder and the chairman of our Board of Directors, owns approximately 42.7% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 16.5% of our voting power as of the date of this prospectus, on a fully diluted basis. In addition, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, immediately upon the completion of this offering, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees will collectively beneficially own all of our issued and outstanding Class C ordinary shares which will constitute approximately 84.9% of the aggregate voting power of our total issued and outstanding share capital immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental. In addition, upon the completion of this offering, up to 120,394 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. See “ - Risks Related to the ADSs and This Offering - Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital. For the restriction and limitation on the amount of loans, please see “Regulation—Regulations on loans to and direct investment in the PRC entities by offshore holding companies” for details. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into

Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Most of our shareholders that we are aware of being subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 immediately before the completion of this offering. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102E of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list the ADSs on the New York Stock Exchange. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$11.96 per ADS, representing the difference between the assumed initial public offering price of US$12.5 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2017, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be 13,000,000 ADSs (representing 520,000 Class A ordinary shares) outstanding immediately after this offering, or 14,950,000 ADSs (representing 598,000 Class A ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Tian Yuan Law Firm, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange because (i) we established the WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the

Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a multi-class share structure such that our ordinary shares will consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, which will become effective immediately upon the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to seven votes, and each Class C ordinary share is entitled to ten votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares represented by our ADSs in this offering.

Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees will collectively beneficially own all of our issued and outstanding Class C ordinary shares immediately upon the completion of this offering. Based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, these Class C ordinary shares will constitute approximately 61.8% of our total issued and outstanding share capital and 84.9% of the aggregate voting power of our total issued and outstanding share capital immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental. In addition, upon the completion of this offering, up to 120,394 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. Immediately upon the completion of this offering, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, will beneficially own all of our issued and outstanding Class B ordinary shares, which will constitute approximately 12.0% of our total issued and outstanding share capital and 11.5% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental.

As a result of this triple-class share structure and the concentration of ownership, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiary Wuhan Zhibo, our consolidated affiliated entity and the shareholders of our consolidated affiliated entity will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year can be determined only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our brand and services;

•	our ability to retain and increase our student enrollments;

•	our ability to offer new courses and educational content;

•	our ability to engage, train and retain new faculty members;

•	our future business development, results of operations and financial condition;

•	our ability to maintain and improve technology infrastructure necessary to operate our business;

•	competition in the online education industry in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LETTER FROM OUR FOUNDER AND CHAIRMAN

At Sunlands, we are proud of what we do and what we have accomplished. Started in 2003 as an offline, classroom-based education company, we have now become China’s largest online post-secondary and professional education service provider, powered by China’s internet boom that has driven our operating results and established the foundation for our future growth.

I am particularly confident about our business due to the “flywheel effect” we enjoy—our investments in people, technology and education research and development generate strong organic momentum and propel us toward continuous growth and innovation, creating a virtuous cycle. As a public company, we will continue to invest prudently in our business to maintain our leading position and ensure our future success.

What inspires me every day is seeing our education services empower and enrich lives of our students.

Make high-quality education available to everyone

Everyone, no matter their station in life, should have access to high-quality education. Our online education platform makes education more accessible, removing the obstacles of traditional offline model that have made education unattainable for a vast number of people. We aim to meet China’s expanding education needs and previously unserved student population by continuing to offer high-quality online courses and building a vast library of educational resources that can be easily accessed through the internet.

Provide education that elevates and enriches lives

Today’s higher education has been influenced by two distinct models—Newman’s theory of a liberal education and Humboldt’s model of specialized education. While specialized professionals are necessary, we need more generalists, especially as many jobs become outdated faster than we realize as our technology continues to transform our society. I hope to instill the essence of a liberal education in our course offerings, through our own innovations and business partnerships. This will have a positive and lasting impact on our students’ lives, not only by helping them obtain diplomas and degrees that can help them achieve short-term career goals, but also by elevating and enriching their lives by teaching them to think critically and solve complex problems.

Nurture and spread new ideas

The core purpose of education is to spur innovation and generate ideas. I want to encourage and support our future faculty to spread knowledge and ideas, to research and innovate, and to promote science and humanities. Strengthening our leadership and fulfilling the core purpose of education requires us to motivate the smartest among us to explore and expand the boundaries of what we know.

There is a saying that the two most important days in one’s life is the day you are born and the day you discover your mission. The challenges and endless possibilities of fulfilling our mission is what excites me about our future. As we continue to create value for our students, employees and shareholders, we will strive to make the world better through the combined powers of education and technology.

Peng Ou

Founder and Chairman of Sunlands

December 13, 2017

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental of approximately US$187.8 million, or approximately US$210.5 million if the underwriters exercise their option to purchase additional ADSs in full in connection with this offering, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes: (i) approximately 20% of the net proceeds for our course and educational content development, (ii) approximately 40% of the net proceeds for our research and development relating to our IT systems, (iii) approximately 10% of the net proceeds for our marketing and branding activities, (iv) approximately 10% of the net proceeds for potential selective investment and acquisition opportunities, and (v) approximately 20% of the net proceeds for general corporate purpose. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation—Regulations on Foreign Exchange—Dividend Distribution.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of 954,274 Series A preferred shares into Class A ordinary shares, 826,389 Series B preferred shares into Class B ordinary shares, 141,264 Series B+ preferred shares into Class A ordinary shares, 63,714 ordinary shares held by DIAMOND TOWER INVESTMENTS LIMITED into Class A ordinary shares, and the remaining 4,265,286 ordinary shares into Class C ordinary shares, in each case on a one-for-one basis immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the conversion of 954,274 Series A preferred shares into Class A ordinary shares, 826,389 Series B preferred shares into Class B ordinary shares, 141,264 Series B+ preferred shares into Class A ordinary shares, 63,714 ordinary shares held by DIAMOND TOWER INVESTMENTS LIMITED into Class A ordinary shares, and the remaining 4,265,286 ordinary shares into Class C ordinary shares, in each case on a one-for-one basis immediately upon the completion of this offering, and (ii) the issuance and sale of 520,000 Class A ordinary shares in the form of ADSs by us in this offering and the issuance and sale of 128,000 Class A ordinary shares in connection with the concurrent private placements by Orchid Asia and New Oriental at an assumed initial public offering price of US$12.5 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs) in connection with this offering.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Series A convertible redeemable preferred shares	292,000	44,880	—	—	—	—
Series B convertible redeemable preferred shares	601,605	92,465	—	—	—	—
Series B+ convertible redeemable preferred shares	131,104	20,150	—	—	—	—

Total mezzanine equity	1,024,709	157,495	—	—	—	—
Shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 1,000,000,000 shares authorized; 4,329,000 shares issued and outstanding as of December 31, 2017 on an actual basis; 1,159,252 Class A ordinary shares, 826,389 Class B ordinary shares and 4,265,286 Class C ordinary shares issued and outstanding on a pro forma basis as of December 31, 2017; and 1,807,252 Class A ordinary shares, 826,389 Class B ordinary shares and 4,265,286 Class C ordinary shares issued and outstanding on a pro forma as adjusted basis as of December 31, 2017)	1	—	1	—	2	—
Additional paid-in capital(2)	289,674	44,522	1,314,383	202,017	2,536,560	389,862

	As of December 31, 2017
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Accumulated other comprehensive loss	(8,759)	(1,346)	(8,759)	(1,346)	(8,759)	(1,346)
Accumulated deficit	(1,922,748)	(295,521)	(1,922,748)	(295,521)	(1,922,748)	(295,521)

Total Sunlands Online Education Group shareholders’ (deficit)/equity	(1,641,832)	(252,345)	(617,123)	(94,850)	605,055	92,995
Noncontrolling interest	64	10	64	10	64	10

Total shareholders’ (deficit)/equity	(1,641,768)	(252,335)	(617,059)	(94,840)	605,119	93,005

Total mezzanine equity and shareholders’ (deficit)/equity	(617,059)	(94,840)	(617,059)	(94,840)	605,119	93,005

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the assumed initial public offering price of US$12.5 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by US$12.1 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2017 was approximately US$(21.96) per ordinary share and US$(0.88) per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting pro forma net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2017, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis, which will occur automatically immediately upon the completion of this offering and (ii) our issuance and sale of ADSs, representing 520,000 Class A ordinary shares, offered in this offering and 128,000 Class A ordinary shares issued and sold in connection with concurrent private placements to Orchid Asia and New Oriental at an initial public offering price of US$12.5 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately US$92.8 million, or US$13.45 per ordinary share and US$0.54 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$299.05 per ordinary share, or US$11.96 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis at the initial public offering price per ordinary share is US$312.50 and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$	312.50
Net tangible book value per ordinary share	US$	(21.96)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	(15.21)
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of December 31, 2017	US$	13.45
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	299.05

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	11.96

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$12.5 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
			Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders	6,250,927	91%	157,495	44%	25.20	1.01
New investors	648,000	9%	202,500	56%	312.50	12.50

Total	6,898,927	100%	359,995	100%

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 60,826 ordinary shares issuable upon exercise of outstanding stock options with an exercise price of US$84.75 per ordinary share, and there are a total of 120,394 ordinary shares available for future issuance upon the exercise of grants under the 2017 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 9, 2018, the rate was RMB6.3285 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March (through March 9)	6.3285	6.3354	6.3565	6.3093

Source: Federal Reserve Statistical Release

Notes:

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Tian Yuan Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and € was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have been advised by Tian Yuan Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our education service business in August 2003. We remained an offline, classroom-based education service provider until we transitioned to an exclusively online education model in 2014.

In December 2013, we entered into a series of contractual arrangements, which we refer to original VIE arrangements in this prospectus, with Beijing Shangde Jiaxun Education Technology Co., Ltd., or Sunlands Jiaxun, and its shareholders. The original VIE arrangements enabled us to exercise effective control over Sunlands Jiaxun and its operating subsidiaries in the PRC, including the predecessor of Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, a limited liability company through which we currently conduct substantially all of our business in the PRC. During 2015 and 2016, as part of our plan to obtain equity financing in the PRC, we terminated the original VIE arrangements through a series of transactions.

In September 2015, Studyvip Online Education International Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In October 2017, Studyvip Online Education International Limited was renamed as Sunlands Online Education Group, or Sunlands Cayman. In October 2015, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong. Sunlands HK is a wholly owned subsidiary of Sunlands Cayman.

In July 2016, Beijing Sunlands issued equity interests for an aggregate consideration of RMB365 million to certain investors, which were repurchased by Beijing Sunlands in 2017.

In 2017, we entered into the following transactions to establish our current VIE and offshore holding structures to facilitate offshore financing:

•	In August 2017, Sunlands HK established Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly owned subsidiary in the PRC;

•	In August 2017, Wuhan Zhibo entered into a series of contractual agreements with Beijing Sunlands and its shareholders. These contractual arrangements enable us to have effective control over, and receive the economic benefits of, Beijing Sunlands. Accordingly, we are considered the primary beneficiary of Beijing Sunlands and are able to consolidate Beijing Sunlands and its operating subsidiaries in the PRC. See “—Contractual Arrangements with Beijing Sunlands”;

•	In August 2017, Sunlands Cayman issued an aggregate of 477,137 Series A preferred shares to certain investors for a total consideration equivalent to approximately RMB242 million and issued an aggregate of 413,194.5 Series B preferred shares to an investor for a consideration of US$90 million;

•	In September 2017, Sunlands Cayman issued an aggregate of 70,632 Series B+ preferred shares to an investor for an aggregate consideration of US$20 million; and

•	In October 2017, Sunlands Cayman effectuated a one-for-two share split, pursuant to which each of its issued and outstanding ordinary shares and preferred shares was split into two ordinary shares or preferred shares, as the case may be.

We conduct our business in the PRC primarily through Beijing Sunlands and its PRC subsidiaries which generated substantially all of our net revenues in 2015, 2016 and 2017. Beijing Sunlands and its PRC subsidiaries hold our ICP license and other licenses and permits necessary for our business operations in the PRC.

Corporate Structure

The following diagram illustrates our corporate structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus:

Equity interest
Contractual arrangements, including the exclusive technical consultation and service agreement, the business operation agreement, the equity interest pledge agreement, the option agreement, the powers of attorney and the spousal consent letters. See “—Contractual Arrangements with Beijing Sunlands.”

(1)	Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and the issuance of sale of Class A ordinary shares in connection with concurrent private placements by Orchid Asia and New Oriental, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to seven votes and is convertible into one Class A ordinary share at any time by the holder thereof; and each Class C ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Ordinary Shares.”
(3)	Through PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund.
(4)	The Founder Holding Platform is Pingxiang Miniewa Asset Management Consultancy Center (Limited Partnership), whose general partner is Mr. Peng Ou, our founder and Chairman of our Board of Directors.
(5)	The Senior Management Holding Platforms consist of Pingxiang Wuerken Asset Management Consultancy Center (Limited Partnership), Pingxiang Saiersi Asset Management Consultancy Center (Limited Partnership), Pingxiang Xisailuo Asset Management Consultancy Center (Limited Partnership) and Pingxiang Bosaidong Asset Management Consultancy Center (Limited Partnership). The general partner of each of these entities is Mr. Tongbo Liu, our chief executive officer and a director.

Contractual Arrangements with Beijing Sunlands

Currently, our online education service business in China is operated primarily through Beijing Sunlands and its subsidiaries due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business, and we have effective control over, and are the primary beneficiary of, Beijing Sunlands through a series of contractual arrangements by and among our wholly owned PRC subsidiary Wuhan Zhibo, Beijing Sunlands, the shareholders of Beijing Sunlands, and certain operating subsidiaries of Beijing Sunlands.

The following is a summary of these contractual arrangements. In the summary, we refer to the subsidiaries of Beijing Sunlands as signing parties to the VIE contractual arrangements collectively as Beijing Sunlands Subsidiaries.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo, and Beijing Sunlands and Beijing Sunlands Subsidiaries, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and Beijing Sunlands Subsidiaries, and Beijing Sunlands and Beijing Sunlands Subsidiaries agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and Beijing Sunlands Subsidiaries agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of the monthly revenue of Beijing Sunlands and Beijing Sunlands Subsidiaries in such quarter. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and Beijing Sunlands Subsidiaries. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the Beijing Sunlands Subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement. Under the business operation agreement, each of Beijing Sunlands, the Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not engage in any transaction or conduct that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and the Beijing Sunlands Subsidiaries, including but not limited to sale or purchase of any assets or rights with a price exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment to its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and Beijing Sunlands Subsidiaries is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, the Beijing Sunlands and Beijing Sunlands Subsidiaries. This agreement was entered into on August 15, 2017 and became effective on November 3, 2017 and will remain binding until dissolution of Beijing Sunlands and all of the Beijing Sunlands Subsidiaries.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors. The equity interest pledge agreement became effective on November 3, 2017 and the pledges under the equity interest pledge agreement became effective on November 29, 2017 and will remain in effect until the fulfillment of all obligations under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement.

Option Agreement. Under the option agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase, or designate a third party to purchase, equity interests in Beijing Sunlands then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Sunlands shall promptly donate all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Sunlands shall not, individually or collectively, make or procure Beijing Sunlands to engage in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands shall not enter into any contract with a price exceeding RMB50,000, except for contracts in the ordinary course of business. Beijing Sunlands shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Sunlands waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Sunlands to Wuhan Zhibo as instructed. These agreements were entered into on August 15, 2017 and became effective on November 3, 2017 and shall remain in effect until all equity interests in Beijing Sunlands held by the shareholders have been transferred or assigned to Wuhan Zhibo in accordance with this agreement.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of the authorizing parties, exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of Beijing Sunlands.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of Beijing Sunlands, the signing spouses confirmed and agreed that the equity interests of Beijing Sunlands are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Sunlands held by their spouses.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among Wuhan Zhibo, Beijing Sunlands and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data, summary consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017, and summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2015 is derived from our audited financial statements, which is not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	159,010	418,910	970,162	149,111
Cost of revenues(1)	(61,713)	(70,986)	(170,261)	(26,169)

Gross profit	97,297	347,924	799,901	122,942

Operating expenses
Sales and marketing expenses(1)	(333,253)	(503,643)	(1,351,811)	(207,770)
Product development expenses(1)	(5,189)	(13,932)	(32,862)	(5,051)
General and administrative expenses(1)	(76,022)	(89,390)	(342,906)	(52,704)
Total operating expenses	(414,464)	(606,965)	(1,727,579)	(265,525)

Loss from operations	(317,167)	(259,041)	(927,678)	(142,583)

Interest income	814	3,051	13,578	2,087
Other income, net	770	2,423	276	44
Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(140,452)
Income tax expenses	—	—	—	—
Loss from an equity method investment	—	—	(4,890)	(752)
Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(141,204)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—

Net loss	(318,302)	(253,567)	(918,714)	(141,204)

Less: Net loss attributable to noncontrolling interest	—	—	(136)	(21)
Net loss from continuing operations attributable to Sunlands	(315,583)	(253,567)	(918,578)	(141,183)
Net loss from discontinued operations attributable to Sunlands	(2,719)	—	—	—
Net loss per share attributable to ordinary shareholders—basic and diluted	(83.36)	(66.40)	(232.80)	(35.78)

Notes:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	19,244	2,958
Sales and marketing expenses	2,014	—	75,237	11,564
Product development expenses	—	—	—	—
General and administrative expenses	21,643	—	194,282	29,860

Total	23,657	—	288,763	44,382

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$	RMB Pro forma(1)	US$ Pro forma(1)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	4,446	23,103	559,459	85,987	559,459	85,987
Total assets	100,098	244,991	1,969,659	302,731	1,969,659	302,731

Deferred revenue	414,077	727,569	2,110,428	324,367	2,110,428	324,367
Accrued expenses and other current liabilities	33,765	71,377	235,900	36,257	235,900	36,257
Total liabilities	471,842	798,946	2,586,718	397,571	2,586,718	397,571

Total mezzanine equity	—	335,000	1,024,709	157,495	—	—

Total shareholders’ deficit	(371,744)	(888,955)	(1,641,768)	(252,335)	(617,059)	(94,840)

Note:

(1)	All of the preferred shares will automatically convert into ordinary shares on a one-on-one basis immediately upon the completion of this offering. The unaudited pro forma balance sheet information as of December 31, 2017 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-to-one basis, as if conversion had occurred on December 31, 2017.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	445	89,272	819,538	125,961
Net cash used in investing activities	(26,508)	(117,695)	(615,895)	(94,662)
Net cash provided by financing activities	21,771	47,080	341,472	52,483
Effect of exchange rate changes	—	—	(8,759)	(1,346)
Net (decrease)/increase in cash and cash equivalents	(4,292)	18,657	536,356	82,436
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	3,551

Cash and cash equivalents at end of the year	4,446	23,103	559,459	85,987

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. For more details about our refunds, see “Business—Our Tuition and Fees.” Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period generally ranging from 18 to 36 months (with a weighted average of 25 months) for our degree- or diploma-oriented post-secondary courses and a period generally ranging from six to 24 months (with a weighted average of 17 months) for our professional certification preparation and professional skills courses. We believe that gross billings provides valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings to net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	159,010	418,910	970,162	149,111

Less: other revenues(1)	(454)	(5,741)	(5,978)	(919)
Add: tax and surcharges	5,517	14,302	34,712	5,335
Add: ending deferred revenue	414,077	727,569	2,110,428	324,367
Less: beginning deferred revenue	(132,024)	(414,077)	(727,569)	(111,825)

Gross billings (non-GAAP)	446,126	740,963	2,381,755	366,069

Note: (1) Including commissions received for providing referral services to third-party education institutions.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(RMB in thousands)
Net revenues	79,425	94,904	113,392	131,189	155,637	205,826	264,042	344,657
Less: other revenues(1)	(354)	(1,986)	(1,513)	(1,888)	(888)	(1,732)	(1,333)	(2,025)
Add: tax and surcharges	1,798	3,901	4,064	4,539	5,230	6,894	10,095	12,493
Add: ending deferred revenue	482,718	553,472	628,062	727,569	979,703	1,269,073	1,659,084	2,110,428
Less: beginning deferred revenue	(414,077)	(482,718)	(553,472)	(628,062)	(727,569)	(979,703)	(1,269,073)	(1,659,084)

Gross billings (non-GAAP)	149,510	167,573	190,533	233,347	412,113	500,358	662,815	806,469

Note: (1) Including commissions received for providing referral services to third-party education institutions.

Adjusted net loss represents net loss before share-based compensation expenses. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. As adjusted net loss has limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. The table below sets forth a reconciliation of our net loss and adjusted net loss for the years indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(318,302)	(253,567)	(918,714)	(141,204)
Add: Share-based compensation expenses	23,657	—	288,763	44,382

Adjusted net loss	(294,645)	(253,567)	(629,951)	(96,822)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leader in China’s online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their aspirations. We currently focus on offering various degree- and diploma-oriented post-secondary courses through our online platforms. In addition, we offer professional education services including courses to help students prepare for professional certification exams and attain professional skills.

Started in 2003 as an offline, classroom-based education company, we have transitioned to an exclusively online education delivery model in 2014. Our online education model allows our students to access our educational services anywhere and anytime through participating in live streaming and recorded classes.

We have been successful in addressing the unmet demand of a large, growing market, and served approximately 790,000 students across China since 2014. The number of our students increased from 205,806 in 2015 to 382,805 in 2016, and further increased to 660,182 in 2017.

We offer post-secondary and professional education through a vast array of courses and educational content. As of December 31, 2017, we offered STE programs covering 18 majors, MBA-related programs and professional certification and skills programs. We adopt a counseling-oriented sales and marketing approach based on a deep understanding of students’ need as well as the courses and educational content we offer. We provide professional assistance and counseling to help students make informed decisions that best suit their learning needs based on their education background and goals, as well as to help them formulate effective study plans throughout their enrollments in our courses.

Our net revenues increased by 163.4% from RMB159.0 million in 2015 to RMB418.9 million in 2016 and further increased by 131.6% to RMB970.2 million (US$149.1 million) in 2017. Our gross billings increased to RMB741.0 million in 2016 from RMB446.1 million in 2015, representing an increase of 66.1%, and further increased to RMB2,381.8 million (US$366.1 million) in 2017, representing a significant increase of 221.4%. Our net loss in 2015, 2016 and 2017 was RMB318.3 million, RMB253.6 million and RMB918.7 million (US$141.2 million), respectively. Our deferred revenue was RMB414.1 million, RMB727.6 million and RMB2,110.4 million (US$324.4 million), respectively, as of December 31, 2015, 2016 and 2017. Our net cash provided by operating activities was RMB0.4 million, RMB89.3 million and RMB819.5 million (US$126.0 million), respectively, for the years ended December 31, 2015, 2016 and 2017.

Major Factors Affecting Our Results of Operations

We operate in China’s online post-secondary and professional education market, and our results of operations and financial condition are significantly affected by general factors affecting this market. Drivers for our growth include China’s rapid economic growth, continued urbanization, and rising per capita disposable income, all of which have allowed Chinese households, particularly working adults, to spend more disposable income on education. In addition, driven by a strong desire for employment, career promotion, salary increases and local residence qualification, post-secondary and professional education in China has grown rapidly in the past several years and is expected to continue to grow in the future.

Changes to China’s economy and GDP growth also have a material impact on the online post-secondary and professional education market. In addition, the industry we operate in is fragmented, and we face competition from traditional offline players. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide online education services and limitations on foreign investments in the online education industry.

Additionally, we believe that our results of operations and financial condition are also affected by company-specific factors, including the factors discussed below.

Our ability to respond to the evolving industry landscape and drive student acceptance of online education format

As an online service provider, we benefited significantly from the increasing proliferation of the internet, in particular the mobile internet, in China. In recent years, driven by the increasing number of internet users and mobile penetration rates, China’s online education industry has experienced an annual growth of more than 20%. China’s online post-secondary and professional education market is expected to grow from approximately RMB33.6 billion in 2017 to RMB130.1 billion in 2022, representing a CAGR of 31.1%, according to iResearch. According to the same source, China’s online STE tutoring market is expected to grow from approximately RMB4.5 billion in 2017 to RMB44.7 billion in 2022, representing a CAGR of 58.3%.

We believe that the online education format, as compared to traditional in-person classroom teaching, is superior as it breaks down the time and location barriers of offline education format and offers students more a flexible, convenient and cost-effective alternative. As a result, online education format has become increasingly popular among students, taking away market share from traditional offline players. See “Industry—Online Post-Secondary and Professional Education in China.” For this reason, we believe our ability to continue to grow our net revenues and gross billings significantly depends on our ability to continue to convert students to embrace online education formats over traditional offline education format.

Our ability to increase the number of our students and new student enrollments at optimal pricing

Our net revenues and gross billings primarily consist of tuition payments from our students and are therefore affected by the number of our students and new student enrollments and the pricing of our educational services.

Our net revenues and gross billings have grown significantly in recent years, primarily driven by the increase in the number of our students and new student enrollments. The number of our students increased from 205,806 in 2015 to 382,805 in 2016, and further increased to 660,182 in 2017. Our new student enrollments increased from 179,172 in 2015 to 188,733 in 2016 and further increased to 387,878 in 2017. Our ability to continue to increase the number of our students and new student enrollments is primarily driven by factors including the quality of our education services, the range and attractiveness of our course offerings, our brand reputation, our ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to our students. See “Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” Our ability to attract prospective students in target markets and expand our course offerings has a direct impact on maintaining growths in the number of our students and new student enrollments, which in turn is subject to several other factors largely beyond our control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas and professional certifications our students are pursuing.

Our net revenues and gross billings are also dependent on our ability to optimize our pricing. Our net revenues and gross billings growths in recent years have been in part driven by our increased ability to charge higher tuition for our course packages. Our gross billings per new student enrollment were approximately RMB6,140.5 (US$943.8) in 2017, representing an increase of 56.4% from approximately RMB3,926.0 for the same period in 2016. Our pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our course offerings, and the income levels that our students expect to achieve upon passing the exams that they are pursuing through taking our courses.

Our ability to maintain an optimal mix of course length

We typically receive tuition from our students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenues and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. The weighted average length of our degree- or diploma-oriented post-secondary courses was approximately 25 months, and the weighted average length of our professional certification preparation and professional skills courses was approximately 17 months. As of December 31, 2015, 2016 and 2017, our deferred revenues were RMB414.1 million, RMB727.6 million and RMB2,110.4 million (US$324.4 million), respectively.

We continually evaluate our mix of course length. As we make these evaluations, we may market and sell courses with shorter or longer durations in order to balance among various goals, including satisfying student needs, driving revenue growth, and improving visibility of future earnings, which may affect our ability to increase our net revenues on a continuous basis. For example, if we increase the percentage of courses with longer durations in our total course offerings, our net revenues for a given period may reduce as an increasing part of our revenues may be deferred and recognized across longer periods. Any material change in our mix of course length could have a significant impact on our results of operations.

Our ability to sell and market our services cost-effectively

We depend on our ability to sell and market our services in a cost-effective manner to maintain and improve our operating margins.

Sales and marketing expenses have historically represented a substantial majority of our total operating expenses. In 2015, 2016 and 2017, our sales and marketing expenses were RMB333.3 million, RMB503.6 million and RMB1,351.8 million (US$207.8 million), respectively. Our sales and marketing expenses are primarily composed of student acquisition expenses and employee salaries. Our ability to lower our sales and marketing expenses as a percentage of gross billings depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals in our sales and marketing efforts. In 2015, 2016 and 2017, our marketing effectiveness ratio, as measured by dividing our marketing spending by our gross billings, was 28.3%, 24.8% and 20.2%, respectively.

We have acquired many of our existing students through search engine marketing channels, mobile channels and, to a lesser extent, offline channels. Further, we rely on a large sales force to provide counseling-oriented sales services to convert sales leads into enrollments. As such, the cost-effectiveness of our sales and marketing depends heavily on our ability to enhance returns from different marketing channels, as well as to improve the efficiency of our counseling-oriented sales activities. We also plan to further strengthen our mobile marketing endeavors, which we believe are particularly critical to attracting prospective students who are not yet aware of solutions available to satisfy their desire to pursue post-secondary and professional education. These initiatives have placed, and will continue to place, significant strains on our ability to sell and market our course offerings in an efficient and cost-effective manner.

Key Components of Results of Operations

Net revenues

We derive substantially all of our net revenues from tuition that we charge our students for the course packages that they purchase from us. In 2015, 2016 and 2017, we generated net revenues of RMB159.0 million, RMB418.9 million and RMB970.2 million (US$149.1 million), respectively.

We generally bill our students for the entire course tuition upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenues and is generally recognized proportionally over a weighted average period of 25 months for our degree- or diploma-oriented post-secondary courses and a weighted average period of 17 months for our professional certification preparation and professional skills courses. As of December 31, 2015, 2016 and 2017, we had deferred revenues of RMB414.1 million, RMB727.6 million and RMB2,110.4 million (US$324.4 million), respectively. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measure.”

The following table sets forth a breakdown of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree- or diploma-oriented post-secondary courses	93,953	59.1	292,653	69.8	819,020	125,881	84.4
STE courses	91,294	57.4	277,915	66.3	781,538	120,120	80.5
Other degree- or diploma-oriented post-secondary courses	2,659	1.7	14,738	3.5	37,482	5,761	3.9
Professional certification preparation and professional skills courses	64,603	40.6	120,516	28.8	145,164	22,311	15.0
Others(1)	454	0.3	5,741	1.4	5,978	919	0.6

Total net revenues	159,010	100	418,910	100	970,162	149,111	100

Note: (1) Including commissions received for providing referral services to third-party education institutions.

Cost of revenues

We recorded cost of revenues of RMB61.7 million, RMB71.0 million and RMB170.3 million (US$26.2 million) in 2015, 2016 and 2017, respectively. Our cost of revenues primarily consists of compensation for our teachers and mentors. In 2015, 2016 and 2017, the labor costs that we recorded as cost of revenues were RMB38.6 million, RMB52.8 million and RMB118.0 million (US$18.1 million), respectively, accounting for 62.5%, 74.3% and 69.3%, respectively, of our cost of revenues for the same periods. Our cost of revenues also included exams and services expenses, teaching materials costs, and live streaming and related equipment costs. We expect our cost of revenues to increase in an absolute amount in line with our expansion of business and student base growth and to decrease as a percentage of our net revenues through economies of scale and continue to improve operating efficiency.

Operating expenses

Our operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	333,253	80.4	503,643	83.0	1,351,811	207,770	78.2
General and administrative	76,022	18.3	89,390	14.7	342,906	52,704	19.8
Product development	5,189	1.3	13,932	2.3	32,862	5,051	2.0

Total operating expenses	414,464	100	606,965	100	1,727,579	265,525	100

Our sales and marketing expenses primarily consist of (i) salaries paid to our sales and marketing personnel; (ii) student acquisition expenses, which mainly include expenses relating to our online sales and marketing channels and commissions for our sales and marketing personnel; and (iii) rentals of premises occupied by our sales and marketing personnel. Historically, we had incurred significant sales and marketing expenses as we invested substantially in our sales, branding and marketing efforts and expanding our sales and marketing team to increase student enrollments and gain market share. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to further grow our student enrollments to strengthen our existing leadership in China’s post-secondary and professional education market.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Employee salaries	143,203	43.0	211,574	42.0	540,848	83,127	40.0
Student acquisition expenses	135,169	40.6	203,760	40.5	530,592	81,550	39.3
Rentals and related expenses	28,240	8.4	43,857	8.7	66,223	10,178	4.9
Others	26,641	8.0	44,452	8.8	214,148	32,915	15.8

Total sales and marketing expenses	333,253	100	503,643	100	1,351,811	207,770	100

Our general and administrative expenses primarily consist of (i) compensation for our senior executives and administrative personnel, (ii) rentals of premises occupied by our senior executives and administrative personnel, and (iii) administrative and other expenses. We expect our general and administrative expenses to increase as we incur additional costs as a result of operating as a public company.

Our product development expenses primarily consist of (i) compensation for our course and educational content development professionals and technology development personnel, and (ii) rentals of premises occupied by our course and educational content development professionals and technology development personnel. We expect our product development expenses to increase in the foreseeable future, as we plan to continue to invest in our course and educational content development efforts to improve our teaching quality and student learning experience.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong, Sunlands Online Education HK Limited, is subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and our consolidated VIE and its subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Prior to May 2016, our PRC subsidiaries were subject to business tax and related surcharges at a rate of 3.36% and 5.6% on revenues related to educational services and non-educational services, respectively. Our net revenues are presented net of those taxes incurred.

Beginning in May 2016, in accordance with Tax rule (Cai Shui [2016] No. 68), the non-academic educational programs and services are subject to a simple VAT collection method at a rate of 3%. Entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Our educational services which were previously subject to business tax, are therefore subject to VAT at the rate of 3%. For non-educational services, the VAT rate is 6%, in accordance with Tax rule, Cai Shui [2016] No. 36.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (i) lack of accounting personnel with appropriate knowledge of U.S. GAAP, and (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We do not believe that these material weaknesses had a significant impact on our financial reporting. To remedy identified material weaknesses, we have implemented, and plan to continue to implement, several measures, including:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and

•	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

The implementation of these measures, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See “Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaced existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The ASU also includes guidance regarding the accounting for contract acquisition costs, which includes sales commissions. We have early adopted the new standard as of January 1, 2017 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods. We did not apply practical expedients as provided under Topic 606.

We follow five steps for our revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of our revenues are as follows:

Online education services

We provide an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational content. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, our integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 25 months and 17 months, respectively.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment, and a partial refund for the undelivered courses, excluding registration fees, within seven days.

Online education services consist of two types of revenue models – the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. For the refundable course model, we provide a student the ability to obtain a refund if the student achieves certain agreed conditions. We estimate the variable consideration to be earned and recognize revenue over time from the registration day to the day on which the service period ends on a straight line basis.

Our contract assets primarily consists of deferred costs, which represents the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liabilities primarily consists of deferred revenue.

Student Financing

We offer an installment payment option to students, under which the students obtain loans from accredited credit sources (“Loan Companies”) for the purpose of satisfying the student’s tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from three months to 12 months to the Loan Companies, while we agree with the Loan Companies to bear the student’s interest expense and service fees. The Loan Companies remit the tuition to us for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Offline education services

Prior to 2016, we provided offline, classroom-based courses (“offline education services”) in relation to test preparation and continuing education to students in the PRC. The average service period was 24 months. We offered a partial refund, for the undelivered offline courses, excluding the registration fees, within 15 days after the course enrollment. The offline education services are accounted for as a single performance obligation. Tuition fees are collected in advance and the revenues, net of any discounts, are recognized proportionally over the service period.

Commission revenue

We earn commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

Adoption of Topic 606

The implementation of Topic 606 had no cumulative effect to the beginning balance of shareholders’ deficit as of January 1, 2015. All incomplete contracts as of December 31, 2014 were related to the Group’s offline, class-room based education service which was accounted for as a single performance obligation, with no variable consideration arrangement and revenue was recognized over the service period. Accordingly, there was no impact upon adopting Topic 606 and we did not apply practical expedients as provided under ASC 606-10-65.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. We have assessed the effect of adoption of this standard which relates to (i) variable consideration arrangement, pursuant to ASC606-10-32, of our refundable online education course launched in 2015, as well as (ii) capitalized incremental sales commission relating to obtaining the customer contract pursuant to ASC340-40.

Consolidation of variable interest entity

Our consolidated financial statements include the financial statements of Sunlands Online Education Group, its subsidiaries, its VIE and the VIE’s subsidiaries. All profits, transactions and balances among Sunlands Online Education Group, its subsidiaries, its VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. As Wuhan Zhibo is deemed a foreign legal person under PRC laws, our subsidiary is not eligible to engage in the provision of online education services. Due to these restrictions, we conduct our online education service business in China primarily through contractual arrangements among (i) Wuhan Zhibo, our wholly owned PRC subsidiary, (2) Beijing Sunlands, our VIE, and (3) shareholders of Beijing Sunlands. As a result of these contractual arrangements, the shareholders of our VIE irrevocably granted Wuhan Zhibo the power to exercise all voting rights to which they were entitled. In addition, Wuhan Zhibo has the option to acquire all of the equity interests in the VIE, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Wuhan Zhibo is entitled to receive service fees for certain services to be provided to the VIE in an amount at Wuhan Zhibo’s discretion. We concluded that Beijing Sunlands is our VIE, of which we are the primary beneficiary. As such, we consolidate the results of operations of the VIE in our consolidated financial statements.

As advised by our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income taxes

Current income taxes are provided in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when it, in the opinion of us, is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per share	DLOM	Discount Rate	Type of valuation	Purpose of valuation
	(RMB)
January 18, 2013	0.54	40%	30%	Retrospective	To determine the fair value of share option grant
April 18, 2014	1.38	30%	25%	Retrospective	To determine the fair value of share option grant
August 18, 2015	1.79	25%	25%	Retrospective	To determine the fair value of share option grant
October 20, 2017	565.80	10%	18%	Retrospective	To determine the fair value of share option grant

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The option-pricing method was used to allocate our equity value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and preferred shares or other senior securities as call options on the equity value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•	Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•	Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, nine publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education service industry and (ii) their shares are publicly traded in the United States.

•	Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty’s (2012) Average-Strike Put Options model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant Date				Option Modification Date
	January 18, 2013	April 18, 2014	August 18, 2015	October 20, 2017	December 31, 2015
Risk-free interest rate(1)	2.6%	3.4%	2.8%	2.0%-2.4%	2.7%~2.9%
Expected volatility(2)	48%	47%	46%	32%-45%	49%~52%
Expected dividend yield(3)	0%	0%	0%	0%	0%
Exercise multiples(4)	2.8	2.8	2.8	2.2-2.8	2.8
Fair value of underlying ordinary shares(5)	0.54	1.38	1.79	565.80	5.62

(1)	We estimate risk-free interest based on the yield to maturity of US Sovereign Strips Curve with maturity date closest to the life to expiration, plus country default spread of China as of the valuation dates.

(2)	We estimated expected volatility based on the daily share price volatility of comparable companies for an observation period that matches the life to expiration of share options.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The exercise multiple is estimated based on empirical research on typical employee stock option exercising behavior.
(5)	The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

On January 18, 2013, the board of directors of Sunland Education Co. Limited, or Sunlands Education, our previous offshore holding company, adopted an employee share incentive plan, or the 2013 Plan. Under the 2013 Plan, Sunlands Education was authorized to grant options or share purchase rights to purchase up to an aggregate of 33,300,000 ordinary shares of Sunlands Education. Since the options under the 2013 Plan were granted to certain employees of Beijing Shangzhi Jiaye Education Technology Co., Ltd., or Shangzhi Jiaye, share-based compensation was recorded by Shangzhi Jiaye. Shangzhi Jiaye is a wholly owned subsidiary of Beijing Sunlands, our VIE, and we consolidate the results of operations of Shangzhi Jiaye through a series of contractual arrangements between us and Beijing Sunlands. See “ Corporate History and Structure—Contractual Arrangements with Beijing Sunlands.”

Under the 2013 Plan, the board of directors of Sunlands Education granted: (i) options to purchase 28,638,000 shares in the Sunlands Education exercisable at a price per share of RMB0.0006 on January 18, 2013; (ii) options to purchase 2,664,000 shares in Sunlands Education exercisable at a price per share of RMB0.0006 on April 18, 2014, and (iii) options to purchase 1,998,000 shares in Sunlands Education exercisable at a price per share of RMB0.0006 on August 18, 2015.

Under the 2013 Plan, the exercisability of the options granted was subject to an initial public offering, and we did not record any compensation expense in our consolidated statements of operations for options granted under 2013 Plan as the occurrence of an initial public offering is generally not considered to be probable until such initial public offering is complete. On October 20, 2015, in connection with a reorganization, the board of directors of Sunlands Education approved that all of the options under the 2013 Plan that were not vested shall be fully vested as of December 31, 2015 and the exercisability of such options was no longer subject to in initial public offering. We recorded compensation expenses of RMB23.7 million under the 2013 Plan for the year ended December 31, 2015 in the financial statements of Shangzhi Jiaye which received the services of the grantees of the options granted under the 2013 Plan.

In October 2017, the shareholders of Sunlands Cayman approved the 2017 Plan under which we were authorized to grant a maximum of 483,846 ordinary shares.

On October 20, 2017, Sunlands Cayman granted: (i) 363,452 options in Sunlands Cayman under the 2017 Plan for an exercise price of US$0.0047 (equivalent to RMB0.0312) (“Scheme I”), and (ii) 66,053 options in Sunlands Cayman under the 2017 Plan for an exercise price of US$84.75 (equivalent to RMB560.95) (“Scheme II”).

The options under Scheme I of the 2017 Plan shall be vested and become exercisable immediately at the grant date. We recorded compensation expenses of RMB205.7 million under Scheme I of the 2017 Plan for the year ended December 31, 2017 in the consolidated financial statements of Sunlands Cayman.

The options under Scheme II of the 2017 Plan shall be vested and become exercisable in the installments of 10%, 20%, 30% and 40%, respectively, on the first, second, third and fourth anniversary of the date of our initial public offering. The vesting and exercisability of options granted under Scheme II of the 2017 Plan are both upon our initial public offering which is not assessed as probable until the effective date of the initial public offering. Therefore, no share-based compensation expenses were accrued under Scheme II of the 2017 Plan for the year ended December 31, 2017.

In August 2017, we issued 146,930 ordinary shares to certain directors and management at no consideration as a share-based compensation and recorded a compensation expense of RMB83.1 million for the year ended December 31, 2017.

We recorded share-based compensation expenses of RMB23.7 million, nil and RMB288.8 million (US$44.4 million), respectively, for the years ended December 31, 2015, 2016 and 2017.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	36-37 years
Leasehold improvement	Shorter of lease term or expected useful life
Electronic and office equipment	3-5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Results of Operations

The following table sets forth our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	159,010	418,910	970,162	149,111
Cost of revenues(1)	(61,713)	(70,986)	(170,261)	(26,169)

Gross profit	97,297	347,924	799,901	122,942

Operating expenses
Sales and marketing expenses(1)	(333,253)	(503,643)	(1,351,811)	(207,770)
Product development expenses(1)	(5,189)	(13,932)	(32,862)	(5,051)
General and administrative expenses(1)	(76,022)	(89,390)	(342,906)	(52,704)
Total operating expenses	(414,464)	(606,965)	(1,727,579)	(265,525)

Loss from operations	(317,167)	(259,041)	(927,678)	(142,583)

Interest income	814	3,051	13,578	2,087
Other income, net	770	2,423	276	44
Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(140,452)
Income tax expenses	—	—	—	—
Loss from an equity method investment	—	—	(4,890)	(752)
Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(141,204)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—

Net loss	(318,302)	(253,567)	(918,714)	(141,204)

Less: Net loss attributable to noncontrolling interest	—	—	(136)	(21)
Net loss from continuing operations attributable to Sunlands	(315,583)	(253,567)	(918,578)	(141,183)
Net loss from discontinued operations attributable to Sunlands	(2,719)	—	—	—
Net loss per share attributable to ordinary shareholders—basic and diluted	(83.36)	(66.40)	(232.80)	(35.78)

Notes:
(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	19,244	2,958
Sales and marketing expenses	2,014	—	75,237	11,564
Product development expenses	—	—	—	—
General and administrative expenses	21,643	—	194,282	29,860

Total	23,657	—	288,763	44,382

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues

Our net revenues increased by 131.6% from RMB418.9 million in 2016 to RMB970.2 million (US$149.1 million) in 2017, mainly driven by the increase in our gross billings, which was in turn attributable to increases in both the number of our new student enrollments and gross billings per new student enrollment. The number of new student enrollments grew by approximately 105.5% from 188,733 in 2016 to 387,878 in 2017, primarily as a result of our increased investment in improving the quality of our course and educational content offerings and sales, branding and marketing spending. Our gross billings per new student enrollment grew by 56.4% from RMB3,926.0 in 2016 to RMB6,140.5 (US$943.8) in 2017, primarily as a result of increased new student enrollments in our associate diploma plus bachelor’s degree programs which charge higher tuition as well as our increased ability to charge higher tuition for other course packages as we continued to improve our service quality and gain popularity among students.

Cost of revenues

Our cost of revenues increased by 139.9% from RMB71.0 million in 2016 to RMB170.3 million (US$26.2 million) in 2017, primarily due to the increase in the compensation for our faculty members, which mainly include teachers and mentors, as we continued to attract new and retain our existing faculty members. The total amount of compensation for such personnel increased by 123.6% from RMB52.8 million in 2016 to RMB118.0 million (US$18.1 million) in 2017. The total number of our faculty was 399 and 809, respectively, as of December 31, 2016 and 2017.

Gross profit

As a result of the foregoing, our gross profit increased by 129.9% from RMB347.9 million in 2016 to RMB799.9 million (US$122.9 million) in 2017. Our gross margin decreased from 83.1% in 2016 to 82.5% in 2017, primarily as a result of the share-based compensation included in cost of revenues incurred in 2017.

Operating expenses

Our operating expenses increased by 184.6% from RMB607.0 million in 2016 to RMB1,727.6 million (US$265.5 million) in 2017.

Sales and marketing expenses

Our sales and marketing expenses increased by 168.4% from RMB503.6 million in 2016 to RMB1,351.8 million (US$207.8 million) in 2017, mainly driven by increases in (i) salaries paid to our sales and marketing personnel, (ii) student acquisition expenses, which mainly included expenses relating to our online sales and marketing channels and commissions paid to our sales and marketing personnel, and (iii) share-based compensation expenses incurred in connection with options to purchase our ordinary shares granted to our sales and marketing personnel under our 2017 Plan. Employee compensation increased by 155.6% from RMB211.6 million in 2016 to RMB540.8 million (US$83.1 million) in 2017, primarily as a result of the increase in the number of our sales and marketing personnel. As of December 31, 2016 and 2017, we had 2,359 and 7,254 sales and marketing personnel, respectively. Student acquisition expenses increased by 160.4% from RMB203.8 million in 2016 to RMB530.6 million (US$81.6 million) in 2017, primarily driven by our increased spending on sales, branding and marketing activities, including investments in broadening our search engine and mobile application channels. We incurred share-based compensation included in sales and marketing expenses of RMB75.2 million (US$11.6 million) in 2017, while we did not incur any such share-based compensation in 2016.

General and administrative expenses

Our general and administrative expenses increased by 283.6% from RMB89.4 million in 2016 to RMB342.9 million (US$52.7 million) in 2017, primarily due to increases in (i) share-based compensation expenses incurred in connection with ordinary shares and options to purchase our ordinary shares to our senior executives and key employees; and (ii) recruitment expenses and compensation for our senior executives and administrative staff, both of which were primarily attributable to the hiring of new senior executives in 2017.

Product development expenses

Our product development expenses increased by 135.9% from RMB13.9 million in 2016 to RMB32.9 million (US$5.1 million) in 2017, primarily due to the increase in the compensation for our course and educational content professionals and technology development personnel during the same periods. The compensation for our course and educational content professionals and technology development personnel which increased by 153.6% from RMB11.8 million in 2016 to RMB29.9 million (US$4.6 million) in 2017.

Net loss

As a result of the foregoing, our net loss increased by 262.3% from RMB253.6 million in 2016 to RMB918.7 million (US$141.2 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues

Our net revenues increased by 163.4% from RMB159.0 million in 2015 to RMB418.9 million in 2016, mainly driven by the increase in our gross billings, which was in turn attributable to the increase in our gross billings per new student enrollment. Our gross billings per new student enrollment grew by 57.7% from RMB2,489.9 in 2015 to RMB3,926.0 in 2016, primarily as a result of our increased ability to charge higher tuition for our course packages as we continued to improve the quality of our education services and gained popularity among students.

Cost of revenues

Our cost of revenues increased by 15.1% from RMB61.7 million in 2015 to RMB71.0 million in 2016, primarily due to the increase in the compensation for our faculty members, which mainly include teachers and mentors, as we continued to attract new and retain our existing faculty members. The total amount of compensation for such personnel increased by 36.8% from RMB38.6 million in 2015 to RMB52.8 million in 2016. The total number of our faculty members which primarily include teachers and mentors was 240 and 399, respectively, as of December 31, 2015 and 2016.

Gross profit

As a result of the foregoing, our gross profit increased by 257.6% from RMB97.3 million in 2015 to RMB347.9 million in 2016. Our gross margin increased from 61.2% in 2015 to 83.1% in 2016.

Operating expenses

Our operating expenses increased by 46.4% from RMB414.5 million in 2015 to RMB607.0 million in 2016.

Sales and marketing expenses

Our sales and marketing expenses increased by 51.1% from RMB333.3 million in 2015 to RMB503.6 million in 2016, mainly driven by increases in (i) salaries paid to our sales and marketing personnel,

(ii) student acquisition expenses, which mainly included expenses relating to our online sales and marketing channels and commissions paid to our sales and marketing personnel, and (iii) rentals of premises occupied by our sales and marketing personnel. Employee compensation increased by 47.8% from RMB143.2 million in 2015 to RMB211.6 million in 2016, primarily as a result of the increase in the number of our sales and marketing personnel. As of December 31, 2015 and 2016, we had 912 and 2,359 sales and marketing personnel, respectively. Student acquisition expenses increased by 50.7% from RMB135.2 million in 2015 to RMB203.8 million in 2016, mainly driven by our increased spending on sales, branding and marketing activities, including the investment in broadening our search engine and mobile application channels. Rentals and related expenses increased by 55.7% from RMB28.2 million in 2015 to RMB43.9 million in 2016, primarily due to the lease of our headquarter offices in 2016, which is generally in line with the growth in the number of our sales and marketing personnel.

General and administrative expenses

Our general and administrative expenses increased by 17.6% from RMB76.0 million in 2015 to RMB89.4 million in 2016, primarily due to (i) the increase in the compensation for our senior executives and administrative staff, mainly as a result of the hiring of new senior executives in 2016, and (ii) increased rentals of premises occupied by our senior executives and administrative staff. The amount of compensation paid to our senior executives and administrative staff increased from RMB36.8 million in 2015 to RMB56.0 million in 2016.

Product development expenses

Our product development expenses increased by 168.5% from RMB5.2 million in 2015 to RMB13.9 million in 2016, primarily due to the increase in the compensation paid to our course and educational content professionals and IT support staff. The compensation for our course and educational content professionals and technology development personnel increased by 152.9% from RMB4.7 million in 2015 to RMB11.8 million in 2016.

Net loss

As a result of the foregoing, our net loss decreased from RMB318.3 million in 2015 to RMB253.6 million in 2016.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(RMB in thousands)
Net revenues	79,425	94,904	113,392	131,189	155,637	205,826	264,042	344,657
Cost of revenues	(11,697)	(16,081)	(22,507)	(20,701)	(19,426)	(26,753)	(44,706)	(79,376)

Gross profit	67,728	78,823	90,885	110,488	136,211	179,073	219,336	265,281

Operating expenses
Sales and marketing expenses	(99,140)	(115,917)	(131,289)	(157,297)	(210,184)	(282,611)	(341,686)	(517,330)
Product development expenses	(3,028)	(3,373)	(3,569)	(3,962)	(4,725)	(6,314)	(9,875)	(11,948)
General and administrative expenses	(21,855)	(24,628)	(19,871)	(23,036)	(21,172)	(25,707)	(127,295)	(168,732)
Total operating expenses	(124,023)	(143,918)	(154,729)	(184,295)	(236,081)	(314,632)	(478,856)	(698,010)

Loss from operations	(56,295)	(65,095)	(63,844)	(73,807)	(99,870)	(135,559)	(259,520)	(432,729)

Interest income	606	926	846	673	856	3,197	2,772	6,753
Other income, net	1,395	9	198	821	—	—	106	170
Loss before income tax expenses	(54,294)	(64,160)	(62,800)	(72,313)	(99,014)	(132,362)	(256,642)	(425,806)
Income tax expenses	—	—	—	—	—	—	—	—
Loss from an equity method investment	—	—	—	—	(348)	(50)	(2,499)	(1,993)

Net loss	(54,294)	(64,160)	(62,800)	(72,313)	(99,362)	(132,412)	(259,141)	(427,799)

Net loss attributable to noncontrolling interest	—	—	—	—	(12)	(30)	(16)	(78)
Net loss attributable to Sunlands	(54,294)	(64,160)	(62,800)	(72,313)	(99,350)	(132,382)	(259,125)	(427,721)

The growth of our quarterly net revenues was primarily driven by the increase in our gross billings, which was in turn attributable to the increases in both the number of our new student enrollments and gross billings per new student enrollment. The following table sets forth our gross billings, new student enrollments and gross billings per new student enrollment for the periods indicated:

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Gross billings (RMB in thousands)	149,510	167,573	190,533	233,347	412,113	500,358	662,815	806,469
New student enrollments	43,090	45,976	49,952	49,715	66,555	82,018	105,011	134,294
Gross billings per new student enrollment (RMB)	3,469.7	3,644.8	3,814.3	4,693.7	6,192.1	6,100.6	6,311.9	6,005.2

The growth in our quarterly operating expenses was primarily driven by the increase in our sales and marketing expenses and, to a lesser extent, the increase in our product and development expenses. Our quarterly sales and marketing expenses generally increased during the period from January 1, 2016 to December 31, 2017 as we continued to increase our sales and marketing efforts to drive our gross billings.

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of course packages net of the total amount of refunds paid in such period. For a more detailed discussion of our tuition refund policy, see “Business—Our Tuition and Fees.” Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period generally ranging from 18 to 36 months (with a weighted average of 25 months) for our degree- or diploma-oriented post-secondary courses and a period generally ranging from six to 24 months (with a weighted average of 17 months) for our professional certification preparation and professional skills courses. We believe that gross billings provide valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings to net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	159,010	418,910	970,162	149,111

Less: other revenues(1)	(454)	(5,741)	(5,978)	(919)
Add: tax and surcharges	5,517	14,302	34,712	5,335
Add: ending deferred revenue	414,077	727,569	2,110,428	324,367
Less: beginning deferred revenue	(132,024)	(414,077)	(727,569)	(111,825)

Gross billings (non-GAAP)	446,126	740,963	2,381,755	366,069

Note: (1) Including commissions received for providing referral services to third-party education institutions.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(RMB in thousands)
Net revenues	79,425	94,904	113,392	131,189	155,637	205,826	264,042	344,657
Less: other revenues(1)	(354)	(1,986)	(1,513)	(1,888)	(888)	(1,732)	(1,333)	(2,025)
Add: tax and surcharges	1,798	3,901	4,064	4,539	5,230	6,894	10,095	12,493
Add: ending deferred revenue	482,718	553,472	628,062	727,569	979,703	1,269,073	1,659,084	2,110,428
Less: beginning deferred revenue	(414,077)	(482,718)	(553,472)	(628,062)	(727,569)	(979,703)	(1,269,073)	(1,659,084)

Gross billings (non-GAAP)	149,510	167,573	190,533	233,347	412,113	500,358	662,815	806,469

Note: (1) Including commissions received for providing referral services to third-party education institutions.

Adjusted net loss represents net loss before share-based compensation expenses. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. As adjusted net loss has limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. The table below sets forth a reconciliation of our net loss and adjusted net loss for the years indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(318,302)	(253,567)	(918,714)	(141,204)
Add: Share-based compensation expenses	23,657	—	288,763	44,382

Adjusted net loss	(294,645)	(253,567)	(629,951)	(96,822)

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities and, to a lesser extent, proceeds from the issuance and sale of our preferred shares. As of December 31, 2017, we had RMB559.5 million (US$86.0 million) in cash and cash equivalents, the majority of which were held by our PRC subsidiaries and VIE and its subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits. Our cash and cash equivalents are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

We incurred net losses of RMB318.3 million, RMB253.6 million and RMB918.7 million (US$141.2 million), respectively, for the years ended December 31, 2015, 2016 and 2017. We had negative working capital (which is the difference between current assets and current liabilities) of RMB213.6 million, RMB367.2 million and RMB535.6 million (US$82.3 million) as of December 31, 2015, 2016 and 2017. The major factor for our negative working capital position is deferred revenues.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	445	89,272	819,538	125,961
Net cash used in investing activities	(26,508)	(117,695)	(615,895)	(94,662)
Net cash provided by financing activities	21,771	47,080	341,472	52,483
Effect of exchange rate changes	—	—	(8,759)	(1,346)
Net (decrease)/increase in cash and cash equivalents	(4,292)	18,657	536,356	82,436
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	3,551

Cash and cash equivalents at end of the year	4,446	23,103	559,459	85,987

Operating activities

Net cash provided by operating activities was RMB819.5 million (US$126.0 million) in 2017. The difference between our net loss of RMB918.7 million (US$141.2 million) and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB1,382.9 million (US$212.5 million), (ii) an increase in accrued expenses and other current liabilities of RMB164.2 million (US$25.2 million), and (iii) an adjustment in share-based compensation of RMB288.8 million (US$44.4 million), partially offset by (i) an increase in prepaid expenses and other current assets of RMB30.2 million (US$4.6 million) and (ii) an increase in deferred cost of RMB73.0 million (US$11.2 million). Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions relating to acquiring new customers which are capitalized and expected to be recovered.

Net cash provided by operating activities was RMB89.3 million in 2016. The difference between our net loss of RMB253.6 million and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB313.5 million and (ii) an increase in accrued expenses and other current liabilities of RMB35.7 million, partially offset by an increase of deferred cost of RMB14.1 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions relating to obtaining customer contracts which are capitalized and expected to be recovered.

Net cash provided by operating activities amounted to RMB0.4 million in 2015. The difference between our net loss of RMB318.3 million and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB282.1 million, and (ii) an increase in accrued expenses and other current liabilities of RMB28.9 million, partially offset by an increase in prepaid expenses and other current assets of RMB9.8 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages.

Investing activities

Net cash used in investing activities was RMB615.9 million (US$94.7 million) in 2017, which was primarily attributable to purchase of short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB2,139.1 million (US$328.8 million), partially offset by disposal of short-term investments of RMB1,931.0 million (US$296.8 million).

Net cash used in investing activities was RMB117.7 million in 2016, which was primarily attributable to purchase of short-term investments, which mainly included short-term financial products offered by commercial banks and financial institutions in China, of RMB858.5 million partially offset by disposal of such short-term investments of RMB757.5 million.

Net cash used in investing activities was RMB26.5 million in 2015, which was primarily attributable to purchase of short-term investments, which mainly included short-term financial products offered by commercial banks and financial institutions in China, of RMB148.6 million, partially offset by disposal of such short-term investments of RMB127.9 million.

Financing activities

Net cash provided by financing activities in 2017 was RMB341.5 million (US$52.5 million), which mainly resulted from the capital contribution from our series B and B+ shareholders of RMB732.7 million (US$112.6 million) in total, partially offset by capital withdrawal of RMB285.1 million (US$43.8 million) by the shareholders of our Series A convertible redeemable preferred shares.

Net cash provided by financing activities in 2016 was RMB47.1 million, which was primarily attributable to capital contribution from our Series A preferred shareholders of RMB335.0 million, partially offset by capital reduction to our previous offshore holding company of RMB293.6 million.

Net cash provided by financing activities in 2015 was RMB21.8 million, which solely resulted from the change in amounts due from related parties.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support our operations. Our capital expenditures were RMB5.8 million, RMB16.7 million and RMB398.9 million (US$61.3 million), respectively, in the years ended December 31, 2015, 2016 and 2017.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in RMB thousands)
Operating lease commitment(1)	1,016,368	86,049	142,976	126,841	660,502

(1)	Represents minimum payments under non-cancelable operating leases related to offices and public displays.

Holding Company Structure

Sunlands Online Education Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

We may also be subject to interest rate risk in relation to the installment payment option that we offer to our students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to twelve months, while we are generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. We may be subject to risks associated with an increase in interest rates to the extent that we continue to agree to make the interest payments under such loans. In 2015, 2016 and 2017, 4.8%, 32.3% and 72.9%, respectively, of our gross billings were generated by such loans. For the same periods, we made interest payments of RMB2.0 million, RMB20.2 million and RMB106.2 million (US$16.3 million), respectively, to the credit providers.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

We estimate that we will receive net proceeds of approximately US$187.8 million from this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$12.5 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus). Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placements into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017, to a rate of RMB7.1569 to US$1.00, will result in an increase of RMB122.2 million in our net proceeds from this offering and the concurrent private placements. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017, to a rate of RMB5.8557 to US$1.00, will result in a decrease of RMB122.2 million in our net proceeds from this offering and the concurrent private placements.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are in the process of evaluating the impact of this pronouncement on our consolidated financial statements and expect the adoption will result in a material increase in the assets and liabilities on our consolidated balance sheets but are not expected to have a material impact on our consolidated statements of operations or cash flows.

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by iResearch in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in the this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Post-Secondary and Professional Education in China

China’s education system consists of formal and informal education. Students receive formal education from government-accredited public and private schools. Formal education is composed of kindergarten, primary school, middle school, high school and vocational school, university and junior college, and graduate school. As an important supplement to formal education, informal education offers a wide range of training and learning courses and programs mainly provided through tutoring.

The diagram below illustrates the main segments of China’s education system:

Source:	iResearch

Post-secondary and professional education generally targets students above the age of 18 without a bachelor’s degree. The purpose of post-secondary and professional education is to help adults achieve professional advancement by equipping them with degrees, diplomas, or professional certificates or skills. Post-secondary and professional education in China consists of diploma- and degree-oriented courses and professional education. The diagram below illustrates the composition of post-secondary and professional education in China:

Source:	iResearch

The continued proliferation of the internet, particularly mobile internet, has allowed online education service providers to spur even greater demand by using technology to remove the barriers of traditional offline education (such as inconvenience of having to attend in person classes at designated times) and offer students a more flexible, cost-effective education solution. Furthermore, we believe the following four factors have significantly driven, and are expected to continue to drive, strong market demand for post-secondary and professional education in China.

Competitive job market and desire for employment, career promotion and higher salary

Investing in higher education could lead to better career opportunities and enhanced earning power given the highly competitive job markets in China. Even for jobs that require bachelor’s or above degrees or specialized professional training, there are many applicants for one position. As of December 31, 2017, approximately 24.4% of jobs in China required at minimum a bachelor’s degree. According to National Bureau of Statistics, in 2016, a bachelor’s degree holder on average earned 20.6% more than the starting salary of a high school graduate. Such income gap serves as a key driver for an increased demand for post-secondary and professional education, particularly among adult students seeking career advancement.

Continuous urbanization and residence permit system

The proportion of China’s population living in urban areas has increased significantly in recent years. According to National Bureau of Statistics, urbanization rate increased from approximately 53% in 2012 to 57% in 2016 and is expected to reach approximately 64% in 2022. This trend has stimulated demand for post-secondary and professional education as the job market in urban areas typically requires a higher level of education. This motivates employees in urban areas to seek higher education, supplementary professional skills and ongoing job training to remain competitive in the job market or to advance one’s career.

In addition, the residence registration system in China drives the demand for post-secondary and professional education. Obtaining a residence permit is extremely important as this means the resident is eligible for social welfare (such as medical insurance, pension or housing subsidies), enrollment in public schools and vehicle registration, among other things. To cope with the massive migrating population, some cities are adopting a scorecard in assessing applications for residence permit registration and having higher education or professional qualifications can result in higher scores thereby improving one’s chances of obtaining a residence permit.

Unmet demand for post-secondary education

Admission to universities in China is highly competitive. According to iResearch, only approximately 21.6% of people at the age of 18 were enrolled in universities in China in 2017, which is substantially lower as compared with other developed countries. As of December 31, 2017, there were approximately 606 million people at the age of 18 or above without a bachelor’s degree, according to iResearch.

Source:	iResearch

There is a strong demand for post-secondary degrees and diplomas among adult students in China. According to a survey conducted by iResearch during August and September 2017 based on 7,498 adults without a bachelor’s degree, approximately 28% of those interviewed indicated a desire to obtain a higher degree. According to the same source, the total addressable market of China’s degree- or diploma-oriented education market is expected to reach approximately RMB1,363 billion in 2017.

Growing demand for professional education with strong policy support

Many professions in China, such as education, accounting, legal services and engineering, have licensing or qualification requirements. The pass rates of certain professional qualifications remain relatively low. Yet, there remains strong demand for such professional qualifications. This presents tremendous opportunities for education service providers to tap into this market. Over the past four decades, the PRC government has published a series of laws and policies to support the development of China’s professional education market. For example, the 13th Five-Year Plan for Economic and Social Development of the PRC specifically encourages citizens to pursue higher education through STE. These government initiatives have resulted in a growing market size of China’s post-secondary and professional education.

Market Size of Post-secondary and Professional Education Market in China

According to iResearch, the size of post-secondary and professional education market, as measured by gross billings, reached approximately RMB197.8 billion in 2017. The market size is expected to continue to grow substantially and reach approximately RMB355.2 billion by 2022, representing a CAGR of 12.4% from 2017 to 2022.

Notes:

(1)	The market size of post-secondary and professional education market consists of (i) degree- or diploma- oriented education, including STE, college entrance examinations for adults, distance education, and open university and postgraduate entrance examinations, and (ii) professional education, including professional certification preparation courses and professional skill courses.

(2)	The market size is calculated by gross billings.

Source:	iResearch

Online Post-Secondary and Professional Education in China

China has the world’s largest internet user base. From 2012 to 2017, the total number of China’s internet users increased from approximately 560 million to 750 million, with the broadband penetration rate increased from approximately 41.4% to approximately 54.0%. At the same time, the percentage of time spent on mobile internet reached to 77.1% in 2017, doubling the rate in 2013, according to iResearch.

The substantial growth of internet use and the increasing mobile penetration in China represent a significant market opportunity for online education. China’s online education market has increased significantly in recent years. The total market size of online education reached approximately RMB200.3 billion in 2017, and is expected to continue to grow at a CAGR of 22.1% to 2022. Further, China’s online post-secondary and professional education market is expected to continually grow at a CAGR of 31.1% from RMB33.6 billion in 2017 to RMB130.1 billion 2022. The following diagram illustrates the growth trend of China’s online post-secondary and professional education market:

Notes:

(1)	The market size is measured by gross billings.
(2)	Online penetration rate is calculated by dividing the market size of online post-secondary and professional education by the overall market size of post-secondary and professional education.
Source:	iResearch

Business Model of Online Post-secondary and Professional Education

Online education is becoming increasingly popular in China, particularly among busy urban blue- and white-collar workers with limited time for studying. From the students’ perspective, powered by mobile internet, online education allows them to take courses at flexible times and locations in an interactive learning environment. From the education service providers’ perspective, online delivery platform allows them to reach and serve a broader addressable market without incurring substantial costs of leasing classrooms.

To cater to the learning habits of adult students, online post-secondary and professional education providers focus on driving student engagement and fostering an interactive learning environment. They provide students with live streaming teaching, virtual community, real-time academic support and learning progress tracking. Online education also takes advantage of data analytics to break down knowledge points, optimize teaching plans and extract frequently tested topics. In addition, it encourages students to track and monitor their own and each other’s learning progress.

Online education also allows service providers to deploy effective sales, branding and marketing through various online channels and to develop a deep understanding of the targeted students by accumulating a large amount of student data. Many adults have a general desire to advance their careers through education but do not have sufficient time or experience to identify suitable courses and formulate an effective study plan. Therefore, effective online education model focuses on counseling-oriented sales and marketing efforts by establishing a smooth and effective online counseling channel as well as extensive offline sales support to acquire prospective students.

Overview of STE

In the 1980s, the Ministry of Education of China, as an alternative to formal higher education, introduced the STE, a system of state-administered subject-based exams that allows successful candidates to receive a diploma from the Commission of Self-taught Higher Education, or STE Commission. Those seeking an associate or bachelor’s diploma are generally required to pass ten to twenty exams. It typically takes one to five years for a candidate to pass all of the exams necessary to receive a diploma. After receiving a diploma, candidates of bachelor’s diploma can then apply to certain universities, based upon their location and their chosen major of study, to receive a bachelor’s degree after completing a few additional requirements set by the university. The STE Commission organizes and administers the STE, and is responsible for formulating study outlines and designing exams. STE exams are typically administered two to four times each year. Any adult, regardless of whether they have prepared through self-study or tutorial courses, can register to take the STE exams. Given the large number and the level of difficulty of the STE exams, many students choose to take tutorial courses offered by private education companies.

Compared with other forms of post-secondary education, such as distance education, STE has distinctive advantages. First, STE is a national exam initiated by the Ministry of Education in China and has been widely recognized among students and employers. Second, stable policies provide strong and long-lasting support for STE. In 2017, the Ministry of Education published the Major Tasks of Ministry of Education, which has specifically allowed students to use online learning and acquire degrees or diplomas through taking STE exams. The government encourages private education institutions to offer tutoring services to students who plan to take STE exams. Besides, the relatively high level of difficulty of STE make it a valued academic credential in China. Furthermore, according to surveys conducted by iResearch in August and September 2017, 50% of those who obtained associate diplomas or bachelor’s degrees, respectively, by taking the STE exams, have received a 20% or above increase in their salaries by passing STE exams and obtaining their desired diplomas or degrees.

STE tutoring represents the largest vertical market in China’s post-secondary education market. The chart below illustrates the market size and growth trend for the years indicated.

Note: The market size is measured by gross billings.

Source:	iResearch

Online STE Tutoring

The online STE tutoring market has achieved high growth, and become the engine to drive growth of the broader STE tutoring market. On one hand, STE takers need more supervision and planning due to the fact that STE requires a relatively long studying period and covers multiple subjects. By utilizing interactive virtual study communities, online training platforms can monitor, track and supervise students’ study progress on a real-time basis and effectively improve their exam pass rates. On the other hand, STE takers, who are generally busy urban blue- or white-collar workers, prefer to be able to study at flexible times and locations. Online live streaming classes, especially those delivered on mobile applications, make it possible for them to study anywhere.

The online education model has spurred growth in the larger post-secondary education market in China. According to iResearch, the penetration rate of online model in STE tutoring market is expected to increase from approximately 9.7% in 2017 to 56.5% in 2022. The chart below shows the size and growth trend of China’s online STE tutoring market for the years indicated.

Note: The market size is measured by gross billings. Online penetration rate is calculated by dividing the market size of online STE tutoring by the overall market size of STE tutoring.

Source:	iResearch

Competition and Entry Barriers of China’s Post-secondary and Professional Education Market

Currently, the post-secondary and professional education market in China remains highly fragmented and predominantly offline, with the top 10 players in aggregate accounting for approximately 6.4% of the total market size in terms of gross billings in 2016, according to iResearch. Sunlands is the leader in China’s online post-secondary and professional education market in terms of gross billings in 2017, according to iResearch.

Online service providers compete with traditional offline players by providing an interactive student learning experience, at lower cost, with more advanced technology and data capabilities, and branding. As a result, they have been successful in taking market share away from traditional offline players. To become a market leader in the online post-secondary and professional education market, an online education provider must address a number of challenges. It must make considerable investments early on in human resources, technology and content development. It also has to expand without compromising teaching quality and learning experience and continue to optimize operating efficiency. It must further enhance learning experience and improve exam pass rates through robust education research and data analytics. In addition, having a large student base serves as a barrier to entry, as it not only allows an online education provider to achieve economy of scale, but also enables it to collect and analyze massive student data to enhance teaching quality and student learning experience. Also, having a strong brand closely associated with high teaching quality strengthens the education provider’s competitiveness, particularly in a market that is often underserved in terms of teaching and service standards, and can therefore drive student acquisition.

BUSINESS

Our Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. Our mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Overview

We are the leader in China’s online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their goals. We offer various degree- and diploma-oriented post-secondary courses through our online platforms. In addition, we offer online professional courses and educational content to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, we transitioned to an online education model in 2014. Our online education model enables our students to access our course and educational content offerings anywhere and anytime.

We have been successful in addressing the unmet demand of a large, growing market and served approximately 790,000 students across China since we transitioned to an online education model in 2014. The number of our students was 205,806, 382,805, and 660,182, respectively, in 2015, 2016 and 2017. For the same periods, our new student enrollments were 179,172, 188,733, and 387,878, respectively.

Market Opportunities

The post-secondary and professional education market in China has grown rapidly in the past several years and is expected to continue to grow by virtue of students’ desire for better employment, career advancement, salary increases, local residence permits, and higher social status. According to iResearch, the size of China’s post-secondary and professional education market increased from approximately RMB163.9 billion in 2015 to RMB197.8 billion in 2017 and is expected to continue to grow to approximately RMB355.2 billion in 2022, representing a CAGR of 12.4% between 2017 and 2022.

The online education model has transformed the post-secondary and professional education market in China. It has made a tremendous number of students aware of the more flexible, cost-effective education solutions provided by online education. We expect that this trend will continue to drive further demand for such services and result in online education providers taking market share away from traditional offline players. Driven by the increasing number of internet and mobile users, China’s online education market has enjoyed an annual growth of approximately 20% since 2013, according to iResearch. In particular, according to iResearch, China’s online post-secondary and professional education market is expected to grow from approximately RMB33.6 billion in 2017 to RMB130.1 billion in 2022, representing a CAGR of 31.1%.

STE tutoring represents the largest vertical in China’s post-secondary education market and is expected to grow from a market size of approximately RMB46.6 billion in 2017 to RMB79.1 billion in 2022, representing a CAGR of 11.2%. Given the difficulty of STE exams, it generally takes students one to five years to prepare for and pass the STE exams, which makes class-time flexibility especially important. Online education models offer greater flexibility and have been a major factor driving demand in this market. China’s online STE tutoring market size is expected to grow from approximately RMB4.5 billion in 2017 to RMB44.7 billion in 2022, representing a CAGR of 58.3%, accounting for more than 50% of the overall STE market in 2022, according to iResearch.

There is a large demand for education services from people without a bachelor’s degree at the age of 18 or above. According to iResearch, as of December 31, 2017, there were approximately 606 million people at the age of 18 or above without a bachelor’s degree in China. Most of them desire to acquire new knowledge, seek better jobs, earn higher salaries and improve their social status. They are typically busy urban blue- and white-collar workers who need greater flexibility in study time and location, are generally heavy mobile users, and desire an engaging, interactive learning atmosphere that encourages participation and interaction. In addition, such students generally require specific guidance in identifying and selecting education products that best address their needs, especially given the complexity of China’s post-secondary education system and the relatively high cost of education.

Our Solutions

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2017, we offered Self-taught Higher Education Examination, or STE, programs covering 18 majors, MBA-related programs, and professional certification and skills programs. We adopt a counseling-oriented sales and marketing approach that seeks to offer our education solutions to meet their needs based on their education background and goals. We provide professional assistance and counseling to help students make informed decisions that best suit their learning needs. In addition, our enrollment consultants also help them formulate effective study plans throughout their enrollments in our courses.

Our students can access our services either through PC or mobile applications. Our online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of our students.

Our success has been driven by our ability to cultivate an engaging community among students, teachers and mentors, strong educational content development capabilities, and high-quality faculty, which combined allow us to continually improve the student learning experience. We encourage students to become more committed and engaged by creating an interactive learning environment that fosters their desire to learn. We also provide our students with strong learning support through our dedicated mentors.

We offer a unique approach to education research and development that organizes subject content into Learning Outcome Trees, our proprietary knowledge management system. Our Learning Outcome Trees enable us to customize teaching notes for our teachers, and develop comprehensive course outlines and quiz banks to enhance the learning experience. Based on student feedback and the latest updates on exam policies, we further update our educational content in our Learning Outcome Trees to continually improve teaching quality. As of December 31, 2017, we had developed over 1,750 Learning Outcome Trees covering over 123,000 knowledge points and a quiz bank designed for students pursuing STE exams covering over 973,000 quizzes.

We believe our strong branding, competitive compensation structure and robust teaching and research support enable us to attract and incentivize a large team of talented faculty members. We seek to hire experienced and passionate teachers who can make learning fun and interactive. We equip our faculty members not only with a comprehensive set of teaching methods but also advanced technologies and data insights to enable them to develop their professional skills and enhance our overall teaching quality.

Our focus on teaching quality and operating efficiency is demonstrated in recognition and awards we have received and student results. We have received numerous awards and recognition, including “Influential Online Education Brand” awarded by Tencent from 2015 to 2017. According to iResearch, Jiangsu, a populous province in China, is the only region in China that allows private education institutions to access the student STE exam results, and the average pass rate of our students taking STE exams in Jiangsu Province was 71.9% in 2016. According to the same source, the national average pass rate of the STE exam takers who had participated in STE tutoring courses was 46.5% in the same year. In student reviews collected following classes delivered in 2017, 98.6% of reviewers indicated their satisfaction with a four- or five-star rating out of five.

Our gross billings increased to RMB741.0 million in 2016 from RMB446.1 million in 2015, representing an increase of 66.1% and further increased to RMB2,381.8 million (US$366.1 million) in 2017, representing a significant increase of 221.4%. Our net revenues increased by 163.4% from RMB159.0 million in 2015 to RMB418.9 million in 2016, and further increased by 131.6% to RMB970.2 million (US$149.1 million) in 2017. Our net loss in 2015, 2016 and 2017 was RMB318.3 million, RMB253.6 million and RMB918.7 million (US$141.2 million), respectively. Our deferred revenue was RMB414.1 million, RMB727.6 million and RMB2,110.4 million (US$324.4 million), respectively, as of December 31, 2015, 2016 and 2017. Our net cash provided by operating activities was RMB0.4 million, RMB89.3 million and RMB819.5 million (US$126.0 million), respectively, for the years ended December 31, 2015, 2016 and 2017.

Students Case Studies

Student A

Student A, 30 years old and a mother of two, is currently a CPA candidate studying Sunlands’ CPA exam preparation courses.

Inspired by the opportunities offered by big cities, Student A dropped out of college and moved to Beijing with her family in 2010, seeking a positive change in their lives. However, her early illusion of China’s vibrant capital city, full of decent job opportunities, was soon replaced by a stark realization that a degreeless housewife with a deficient resume would probably never be able to land a decent, stable job in the most competitive job market in China.

Motivated by Sunlands’ slogan “in learning we trust,” Student A decided to pursue Sunlands’ STE courses for an associate diploma in energy management and successfully passed all 15 required exams on her first attempt. Satisfied with Sunlands’ teaching quality and services, Student A later enrolled in its CPA exam preparation courses. Benefitting from Sunlands’ flexible studying plans and strong faculty support, Student A was able to maximize her limited leisure time for her studies—everyday she watched live streaming courses and recorded course videos when she was commuting for work, and she was able to efficiently finish her homework through engaging in interactive discussion with her mentors and peer students via Sunlands’ online virtual community.

The efforts finally paid off. Student A successfully passed the prerequisite exams and obtained the junior level accounting certificate. Also, the “education” section of her resume was no longer blank—with a solid background in business management, Student A successfully landed her dream job at an accounting firm in Beijing. She was also delighted to see many of her friends, inspired by her aspiration and success, enroll in Sunlands’ courses as well. Marching towards her ultimate goal to start her own accounting firm, she is planning to pursue another degree in law at Sunlands in the future.

Student B

Student B, 47 year old, is a student currently enrolled in Sunlands’ STE courses in administrative management.

Student B dropped out of middle school to make a living at a young age. Living in the shadow of bustling city life, he has been doing back-breaking labor as a migrant worker far away from his hometown with wages barely sufficient to support his family with three children. Student B felt that he would never be able to find a less tedious office work without a higher degree, but was hesitant about pursuing formal education out of the concern that he would not have time for studying between demanding work shifts.

Student B was happy to come across Sunlands’ accessible and flexible online STE courses. Taking advantage of both live streaming and recorded classes, he was able to effectively juggle his time between work, study and family commitments. He also benefitted from Sunlands’ virtual learning community which has made it possible for him to seamlessly connect with his teachers and fellow students to share their experience in studying and life. Student B received assistance and support from his teachers, mentors and classmates, who not only helped him make steady progress with his coursework, but also instilled in him a passion for learning that motivated him to achieve a more successful and fulfilling life.

Better education led to more job opportunities. The knowledge and skills Student B learned from his STE studies greatly increased his competitiveness at his workplace. As a result, his supervisor entrusted him with more responsibilities, increased his salary, and offered him a path to progress internally. Student B’s determination and passion for learning has also made him a role model for the children.

Student C

Born in the 1970s—early enough to have lived plenty of his life without instant access to internet and information, but late enough to have to survive in today’s competitive job market and ever-changing workplace—Student C started his career in sales after graduating from technical secondary school. After years of hard work, Student C thought he had done everything right at his job—hitting almost every sales target and clocking the longest hours on his team, and yet his salary had not budged, and he couldn’t even seem to get a little title bump, until he realized that when it comes to managerial roles, his employer was looking for people with a solid education background and robust “soft skills” such as analytical thinking, writing and presentation.

To pursue career advancement opportunities, Student C enrolled in Sunlands’ test preparation courses for STE exams for an associate diploma plus a bachelor’s degree in accounting. He chose Sunlands because its online platform allowed him to watch recorded courses after he finished work late at night and study at his own pace. He also benefited from Sunlands’ comprehensive course outlines and quiz banks that are specifically built based on the latest trends in STE exams. In addition, Student C received effective assistance from his teachers and mentors whenever he needed support regarding aspects of his coursework. With the help of Sunlands’ services, Student C successfully passed three out of four exams on his first attempt.

Student C’s studies at Sunlands had a lasting positive impact on his life both professionally and personally. Leveraging the finance knowledge and management skills he learned from his courses, Student C was promoted to assume additional responsibilities. Achieving career advancement also boosted his confidence in other aspects of his life and motivated him to reach out to help others—using what he had learned from courses in law, Student C successfully helped his friends resolve their labor and contract law disputes.

The above cases are presented based on information and feedback shared by the individual students, which only represent the experiences of the named individual students and may not be indicative or representative of the overall students experience. See “Risk Factors—Risks Related to Our Business—Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our course and educational content offerings, which may adversely affect our business, financial condition, results of operations and reputation.”

Our Strengths

We have become the market leader by capitalizing on our early-mover advantage and substantial investment in people, technology and education research and development. In particular, we have developed a comprehensive suite of Leaning Outcome Trees based on a deep understanding of the latest industry policies and trends and accumulated massive student data, which allows us to continually improve our teaching quality and strengthen our market leadership. As a result, we believe our business model not only enjoys strong organic momentum that drives our future growth, but also presents a high barrier to entry. In particular, we believe our success is primarily attributable to the following strengths:

The leader in China’s online post-secondary and professional education with substantial growth potential

We are the leader in China’s online post-secondary and professional education market in terms of gross billings in 2017, according to iResearch.

China’s post-secondary and professional education market is large and growing, benefiting from demographic, economic and cultural drivers. According to iResearch, it is expected to grow from RMB197.8 billion in 2017 to approximately RMB355.2 billion in 2022, representing a CAGR of approximately 12.4%. China’s post-secondary and professional education market is highly fragmented and predominantly offline. The top ten players in the market had a combined market share of 6.4% in 2016, measured by gross billings, according to iResearch. Currently, market players are predominantly regional education service providers that offer offline class in limited locations. According to iResearch, the total size of China’s online post-secondary and professional education market is expected to increase from approximately RMB33.6 billion in 2017 to RMB130.1 billion in 2022, benefitting from an expected increase in internet user penetration from approximately 54.0% in 2017 to 54.5% in 2022 and the increasing awareness for post-secondary and professional education. Within the online post-secondary and professional education market, we currently focus on the STE tutoring market where there is a substantial unmet demand that we believe can be best addressed by our online business model. We are the clear market leader in China’s STE tutoring market, accounting for the largest market share of 5.1% in terms of gross billings in 2017, which exceeds the combined market share of the next nine largest players, according to iResearch. As an online STE services provider, we benefit from a large, fast-growing market. China’s online STE tutoring market is expected to grow from approximately RMB4.5 billion in 2017 to RMB44.7 billion in 2022, representing a CAGR of 58.3%, according to iResearch.

We believe we are well positioned to consolidate the fragmented and predominately offline post-secondary and professional education market and increase our market share by leveraging our leading market position, unique business model, strong brand, and robust proprietary IT infrastructure.

Strong flywheel effect generated by our unique business model

We pioneered China’s post-secondary and professional education as an early adopter of the online educational model, enabling one teacher to serve a large number of students at different locations via our virtual classrooms.

Our business model requires substantial investment in people, technology and education research and development in its early stage of development as well as a deep understanding of students to build momentum for the flywheel to drive growth. As the pioneer and the leader in China’s online post-secondary and professional education market, we have been continually investing in our business, and have built a strong brand, deep understanding of students, and robust technology and data capabilities, which helps us attract more students and further strengthen our market leadership, creating a virtuous and self-reinforcing cycle.

At the same time, our business model is highly scalable and capable of serving a large and growing number of students without compromising teaching quality. We are able to achieve economies of scale as we expand to serve more students with effective teacher compensation structure, expandable course offerings, and flexible pricing strategy. Our business model enjoys significant operating leverage, and allows us to continue to invest in people, technology and content with greater efficiency. We have also accumulated a large amount of data and feedbacks through our online platform, which allows us to continually improve our community operations, education research and development, and teacher performance.

From 2016 to 2017, new student enrollments increased from 188,733 to 387,878, representing a year-over-year growth of 105.5%. In addition, in 2017, our gross billings per new student enrollment were approximately RMB6,140.5 (US$943.8), an increase of 56.4% from approximately RMB3,926.0 for the same period of 2016.

As the flywheel effect of our business continues to gain momentum, we believe we can continue to grow our market share, and create the scale, efficiency, teaching quality and brand that will be difficult for our competitors to attain.

Strong brand rooted in teaching quality

We have established a strong brand. We attribute our strong brand to our commitment to teaching quality and our deep understanding of our students and the evolving education industry in China. We have received many awards and recognition, including “Influential Online Education Brand” awarded by Tencent from 2015 to 2017. According to iResearch, Jiangsu, a populous province in China, is the only region in China that allows private education institutions to access the student STE exam results, and the average pass rate of our students taking STE exams in Jiangsu Province was 71.9% in 2016. According to the same source, the national average pass rate of the STE exam takers who had participated in STE tutoring courses was 46.5% in the same year. In student reviews collected following classes delivered in 2017, 98.6% of reviewers indicated their satisfaction with a four- or five-star rating out of five.

We focus on cultivating an engaging, interactive learning environment. We enable our students to effectively interact with other students, teachers and mentors through our online virtual community. We also provide students with effective mentoring services through our mentors. Supported by on-call assistants and our robust IT infrastructure, our mentors are responsible for monitoring the learning progress of a certain group of students, providing direct support when needed and encouraging the students to actively participate in the virtual learning community. We believe our virtual learning community improves students’ engagement and in turn improves our students’ willingness to learn.

We adopt a distinctive content development approach, supported by our experienced team of course and educational content development professionals and robust proprietary IT infrastructure. We typically break the syllabus of each subject into a Learning Outcome Tree, which is a distinct set of learning outcomes students need to achieve. As of December 31, 2017, we have developed over 1,750 Learning Outcome Trees covering over 123,000 knowledge points. Based on the Learning Outcome Trees, we develop customized teaching notes for teachers, as well as comprehensive course outlines and quiz banks for students. We constantly update our Learning Outcome Trees, course outlines, teaching notes, and quiz banks and provide customized solutions to teachers and students based on feedback received during the learning and testing process.

We are able to attract strong and qualified teachers by leveraging our strong brand and attractive teacher compensation structure. This helps to retain and motivate our teachers. Our teachers are further empowered by our distinctive content development approach and our robust proprietary IT infrastructure, including the Learning Outcome Trees, the Genesis teacher interface and mobile application. In addition, we have developed a fully-digital and systematic assessment approach that provides teachers with transparent and helpful feedback that serves as the foundation for their professional development and helps them to build fulfilling careers with us.

Robust proprietary IT infrastructure

We have developed a robust proprietary IT infrastructure, Genesis, by drawing upon our deep understanding of our business and strong technological capabilities, accumulated over our long history of serving students.

Genesis consists of a comprehensive set of self-developed online and mobile platforms that allow our students and employees to seamlessly connect with one another. Fully integrated into every major aspect of our business, from student acquisition to community operations, content development to teaching, Genesis allows us to track every major action of our students on our platforms, collect data created at every major stage of our operations, and capture valuable analytics on behaviors, needs, preferences and feedbacks of our students and employees throughout our entire operation process in real time. As such, we are able to apply a data-driven approach to continually upgrade and transform our IT infrastructure, thereby enhancing our operating efficiency and teaching quality, as well as meeting increasing demand of our business.

Genesis empowers our employees with automated workflows, nimble internal operations, close digital collaboration and valuable analytics, which helps to increase their productivity and enhances our student acquisition and engagement. At the same time, Genesis also provides our students with a powerful mobile learning application to advance student engagement and learning.

Our mobile learning application features a mobile community, virtual campus and classrooms, online content in various formats, and a digital learning track that caters to our students’ learning behaviors and cultivates a customized and interactive learning environment.

Innovative and visionary management team with proven track record

We have an innovative and visionary management team with a unique combination of experience in the education and technology sectors. We have a stable, long-serving management team with prior experience working with market leading internet and education companies, such as Tencent, Alibaba, Intel and Pearson.

Led by our visionary founder, Mr. Peng Ou, our management team has deep industry insights, clear strategies, and strong execution capabilities. This is demonstrated by major strategic transformations that we have successfully implemented. In 2014, we transformed our service offerings from offline to online classes. In 2016, we launched and executed our “Mobile First” strategy and launched our new IT infrastructure.

Our Strategies

We are dedicated to enabling our students to capture life-changing opportunities by delivering transformative education services. Our goal is to strengthen our leading position in the post-secondary and professional education market in China. We intend to achieve our goal by pursuing the following strategies:

Expand into new markets with unmet demand

We intend to expand into new markets by addressing the needs of students who are not aware of solutions available to satisfy their aspiration for more advanced degrees. We plan to reach out and promote our services to these students through tailored marketing efforts. We believe we are well positioned to capture the significant growth opportunity offered by these prospective students.

We have developed a multi-channel strategy to reach our target students. Search-related marketing may not be the optimal channel to acquire these students since they are generally not aware of post-secondary and professional education options and typically would not initiate specific searches on search engines. Our target students in such new markets also tend to be heavy mobile users. Therefore, we plan to deploy resources to push advertising on mobile marketing channels, especially popular mobile apps with high traffic volume. We intend to enhance our counseling services to better understand prospective students’ needs, promote the variety of our course offerings, and tailor our course recommendations to best address their needs.

Strengthen our existing leadership position

We are the leader in the online post-secondary and professional education market in China in terms of gross billings in 2017, according to iResearch. We are particularly successful in addressing the educational needs of students who have awareness and explicit demand for post-secondary and professional education. The post-secondary and professional education market in China is large, highly fragmented and predominantly offline. We intend to strengthen our leadership by continuing to take market share away from our offline competitors.

We plan to attract students primarily through offering diverse and competitively priced course packages. Specifically, we will also continue to promote our services by providing new education content offerings through leveraging our education research and development capabilities. We intend to continue to optimize our course pricing and offer more customized course packages to address diverse needs of prospective students. Moreover, we plan to further enhance our counseling oriented sales practice, including anticipating student needs through data analytics and adding more experiential elements to our sales process.

Enhance student experience

We intend to continually enhance student experience and improve quality of our teaching through the following:

•	Expand and customize our course offerings to meet the diversified needs of prospective students;

•	Cultivate a more engaging and effective learning environment by developing more features and virtual tools, and building personalized quiz banks based on our strong data analytical capabilities; and

•	Continue to build our faculty team by attracting and retaining more highly qualified faculty with our competitive and merit-based compensation structure.

Further enhance our brand

We will continue to strengthen our brand through word-of-mouth referrals. We plan to leverage our strong operating results, including student engagement, exam pass rate and student satisfaction, to promote our reputation. For example, we intend to develop branding campaigns that incorporate case studies of successful students and key student performance metrics to enhance our brand image.

To further promote an embracing brand image, we plan to offer our mobile application users more first-hand experience of our services. For example, we will provide such users with guest access to our virtual learning community, including authentic reviews about us and our services posted by current and prior students. Through trial classes and pre-course self-assessments that allow them to directly interact with our teachers and students, such users will be able to get first-hand experience of our stimulating online community, and provide us with valuable feedback that allows us to enhance their user experience as soon as they connect with us.

Moreover, we intend to leverage search engine and mobile app marketing, as well as offline advertisement to increase our brand value. We believe that the association of our brand with high teaching quality and superior learning experience is critical to cost-effective student acquisition. We plan to implement branding initiatives and marketing campaigns through various channels in order to reach a broader prospective student population and drive student acquisition.

Continue to invest in technology

We intend to continually invest in technology in order to both enhance our students’ learning experience and increase our operating efficiency.

We believe adults’ entire study process, from taking courses to interacting with others, can take place completely online, which allows us to track and analyze massive student data in every major aspect of their studies in real-time to improve teaching quality and enhance students’ learning experience. For example, we intend to strengthen our data analytics through use of artificial intelligence to empower different aspects of our teaching services with data-driven insights.

We plan to continue to merge major aspects of our operations into Genesis to optimize efficiency. We will continue to develop applications within Genesis to optimize various business functions and improve operating efficiency. We also intend to improve the functionalities and features of our teaching research platform to further enhance our course and education research and development capabilities.

To further encourage student engagement and interactions, we plan to optimize and develop attractive new features for our mobile platform. For example, we plan to fine-tune our habit-forming virtual reward system, and create new communication channels and social features on our mobile app to further encourage interaction. We will also be able to monitor students’ perception and identify any dissatisfaction based on students’ comments in the chat groups/online community.

Furthermore, we will further improve our sales and marketing efficiency, by optimizing our algorithm to better match counselors with prospective students, and developing new tools such as chatbot and real-time tactic support. We also intend to carry out programmatic marketing based on accurate audience profiling and real-time performance tracking.

Pursue selective strategic alliances and acquisitions

We intend to pursue strategic alliances and acquisitions that are complementary to our existing business. We plan to explore strategic relationships with leading international and local education content providers and top universities globally, in order to expand our course offerings, enhance student experience and strengthen our brand. At the same time, we also believe that our strong reputation and market leadership make us attractive to our partners. We will prudently assess opportunities with a view towards long-term value creation.

Our Business Model and Online Education Services

We offer our online education services through our online and mobile platforms to adult students pursuing post-secondary and professional education. We deliver a diverse, comprehensive range of online courses in a live streaming format focused on fostering an interactive learning experience and community-oriented student support services. We also provide our students with a variety of proprietary educational content to help reinforce what is taught in classes and assess their learning outcomes.

We promote our services through a multi-channel strategy, including online and mobile advertising, to convert sales leads into student enrollments in a cost-effective manner.

Through our technology that connects students with faculty and employees, we gather and analyze data at each stage of our students’ interactions with us in real-time, allowing us to better understand our students’ learning needs and enabling us to continually improve the quality of our service.

Our Course Offerings

We offer a wide range of online courses addressing various educational needs of adults in China.

Currently, our course offerings mainly cover two main components, namely (i) degree- or diploma-oriented post-secondary courses, and (ii) professional certification preparation and professional skills courses. The following table sets forth our gross billings, net revenues and new student enrollments attributable to each type of course offering:

	For the Year Ended December 31,
	2015	2016	2017
Gross billings (RMB in thousands)
Degree- or diploma-oriented post-secondary courses	328,257	621,960	2,201,264
STE courses	316,840	585,404	2,124,265
Other degree- or diploma-oriented post-secondary courses	11,417	36,556	76,999
Professional certification preparation and professional skills courses	117,869	119,003	180,491
Total	446,126	740,963	2,381,755

Net revenues (RMB in thousands)
Degree- or diploma-oriented post-secondary courses	93,953	292,653	819,020
STE courses	91,294	277,915	781,538
Other degree- or diploma-oriented post-secondary courses	2,659	14,738	37,482
Professional certification preparation and professional skills courses	64,603	120,516	145,164
Others(1)	454	5,741	5,978
Total	159,010	418,910	970,162

New student enrollments
Degree- or diploma-oriented post-secondary courses	100,714	119,819	316,721
STE courses	99,185	116,507	310,706
Other degree- or diploma-oriented post-secondary courses	1,529	3,312	6,015
Professional certification preparation and professional skills courses	78,458	68,914	71,157

Total	179,172	188,733	387,878

Note: (1) Include commissions received for providing referral services to third-party education institutions.

Degree- or diploma-oriented post-secondary courses

Our degree- or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees. As of December 31, 2017, our STE courses covered 18 majors, including Chinese language and literature, law, pre-school education, project management, marketing, English, human resource management, business administration, business management, modern corporate governance, financial management, advertising, accounting, energy management, administrative management, international trade, public relations and computer information management. Our degree- or diploma-oriented post-secondary course offerings also include preparation courses for the entrance examinations of Master of Business Administration, or MBA, programs offered by select universities in China.

STE courses have historically accounted for the largest proportion of our net revenues, gross billings and new student enrollments. In 2015, 2016 and 2017, STE courses represented approximately 57.4%, 66.3% and 80.6%, respectively, of our net revenues, and approximately 71.0%, 79.0% and 89.2%, respectively, of our gross billings. In addition, STE courses represented approximately 55.4%, 61.7% and 80.1%, respectively, of our new student enrollments for the years ended December 31, 2015, 2016 and 2017. See also “Risk Factors—Risks Related to Our Business—We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.”

Professional certification preparation and professional skills courses

Our professional certification preparation course offerings cover various industries and professions, including accounting, human resources, teaching and finance. Our professional skills courses are designed to give our students the skills, knowledge and abilities that are commonly required or otherwise helpful for a broad range of professions. As of December 31, 2017, our professional certification preparation and professional skills courses primarily included certificates for teachers, accountants and tour guides, as well as certifications for human resources professionals and certified public accountants.

In 2015, 2016 and 2017, our professional certification preparation and professional skills courses represented approximately 40.6%, 28.8% and 15.0%, respectively, of our net revenues, and approximately 26.4%, 16.1% and 7.6%, respectively, of our gross billings. In addition, our professional certification courses represented approximately 43.8%, 36.5%, and 18.3%, respectively, of our new student enrollments in 2015, 2016 and 2017.

In addition to the course offerings discussed above, we also offer exam preparation “crash courses” for exam-taking students. Instead of covering a wide range of topics in a particular subject matter, these courses are meant to cover the most frequently tested areas in the exams and provide training on test-taking strategies and skills to help our students improve their performance in actual exams.

Interactive Learning Process

Live streaming course delivery

We transitioned from an offline, classroom-based education service provider to an online education model in 2014. Currently, our teachers deliver our courses in a live streaming format through our websites and our mobile application. According to iResearch, we are one of the first to offer live streaming courses in China’s education industry.

Our live streaming course delivery format allows us to cost-effectively expand student enrollments and maintain high teaching quality. Live streaming also improves efficiency of instruction and enriches the learning experience in a number of ways:

•	Time efficiency and no geographic limitations. While classroom-based students are often required to spend time commuting, our live streaming learning format allows them to attend courses anytime, anywhere as long as there is Internet.

•	High level of engagement and interaction. Our live streaming application (through support functions and plug-ins) allow students to engage in real-time Q&A with our faculty and their fellow students through live chats, which fosters an engaging and interactive learning setting. We recently introduced a “tipping” function in our live streaming application that allows students to “tip” the teacher with virtual gifts if they like the course, which improves student engagement and student-teacher interaction.

•	Greater learning flexibility. Every live class is recorded and made available to students enrolled in the course throughout their enrollment period, which allows them to attend courses at their convenience. This scheduling flexibility appeals to adult students with full-time jobs. The replay function allows students to learn at their own pace.

Below is a screenshot of the student interface for our live streaming courses on PC and mobile devices.

We believe our live streaming format and our highly interactive learning experience makes our services highly attractive to students. Our new student enrollments have increased significantly since we transitioned to the live streaming format in 2014. In 2015, 2016 and 2017, our new student enrollments were 179,172, 188,733, and 387,878, respectively.

Virtual learning community

We strive to build a vibrant and highly interactive virtual community for our students and faculty to augment their learning and teaching experience. For example, we have a bulletin board forum, available through our website and mobile application, that enables our students in real time to share their ideas and learning experience with, as well as pose questions and answers to fellow students and our faculty. This also provides a stimulating learning platform for our students to socialize and interact with an extended network of fellow students and faculty members and to forge beneficial relationships. In addition, our students can authorize his or her fellow students to view their learning progress and milestones, thus fostering an engaging and friendly competitive environment.

In 2017, our students and faculty posted more than 1,651,000 posts on our platforms. We believe a highly interactive virtual student community drives our existing students’ level of engagement and significantly enhances our attractiveness to prospective students.

Community-oriented Class Setup

Our classes are set up to cultivate an interactive learning environment. We are committed to developing a sense of community among our students and faculty, which we believe is critical to improving results.

Furthermore, our community-oriented learning environment, coupled with our student-centric faculty structure, enable us to provide our students attention and support beyond class hours at a time and in a manner that is convenient to them, which further drives student engagement, customer loyalty and course consumption.

Our class setup is comprised of the following:

Schools. To achieve greater administrative and operating efficiency, we assign all of our students into one of our eight virtual schools based on their majors. The courses and majors offered through the same school are usually related, and we tend to maintain comparable school sizes for administrative purposes. The sizes of our schools generally range from approximately 18,000 students to 102,000 students. Both online community-building events and offline in-person gatherings are periodically held at the school level to nurture a socially active atmosphere and promote meaningful interactions among fellow students within the same school.

Divisions. Depending on the number of students enrolled for a given academic period, students in the same school are further grouped under different divisions. We tend to organize students enrolled in the same majors into the same division as sharing similar learning objectives makes it easier for them to form a sense of community. As of December 31, 2017, we had 51 divisions, each with an average of approximately 9,580 students.

Classes. Students in the same division are further assigned to different “classes” for administrative purposes, each having approximately 50 to 200 students. Each class has a full-time mentor that serves as the primary contact for students throughout their service periods. Our mentors are generally available at students request by phone or other communication apps. They provide personal attention and support during and beyond class hours, which further drives student engagement and satisfaction. As of December 31, 2017, we had 600 mentors based in Beijing and Guangzhou.

Our Educational Content Development and Offerings

Content Development

We believe our strong in-house course and educational content development capabilities are critical to maintaining our education service quality and differentiating us from our competitors.

We maintain an experienced team of course and educational content development professionals. Our course and educational content development team is dedicated to designing course offerings, as well as developing and improving a wide range of proprietary educational content, such as course outlines, quiz banks and teaching notes, for substantially all of our online course offerings.

We regularly upgrade our educational content to make it more practical, and easier to comprehend and apply in real exams. For instance, we release major updates to our proprietary quiz banks and mock questions for students pursuing the STE exams typically every six months to reflect updates in the test topics in the government-administered STE exams. Benefiting from our IT infrastructure, our course and educational content development team is able to view and analyze student performance in quiz banks and mock questions, which enables them to identify weaknesses in the educational content and make timely adjustments and upgrades accordingly. Our course and educational content development team also seeks feedbacks from teachers and students regarding the effectiveness of our educational content, through online questionnaires or in-person meetings.

In addition to our proprietary educational content, our course and educational content development professionals also design and recommend to our teachers best practices in teaching methods. While our teachers retain substantial control of and flexibility in the way their classes are taught, our course and educational content development professionals continually work closely with them to ensure our courses and educational content are delivered in an engaging, effective manner. For example, in 2014, we introduced Learning Outcome Trees, a proprietary knowledge management system that displays concepts and their relationships with each other in a visualized, easily understood manner. We use Learning Outcome Trees to help us structure and deliver our educational content offerings, including course outlines, teaching notes and quiz banks, more effectively. We also encourage our teachers to use Learning Outcome Trees to assist their students in understanding abstract concepts and topics most frequently tested in exams. As of December 31, 2017, we had over 1,750 self-developed Learning Outcome Trees covering over 123,000 knowledge points.

Content Offerings

We support the learning experience with a wide range of educational content designed to help them capture key takeaways from, and reinforce what is taught in, our live streaming lessons, and to assess learning outcomes both during and after class hours. We also provide our teachers with educational content to help them prepare and teach classes effectively. All of our educational content was developed by our in-house research and development team and distributed electronically to our students and faculty through our online platforms.

Our educational content offerings primarily consist of the following:

•	Course outlines. We develop course-specific outlines based on the curriculum requirements of the applicable government authorities and our Learning Outcome Trees to ensure high-quality teaching is delivered consistently across our course offerings. As our students’ levels of academic ability vary, our course outlines are designed with the flexibility to address particular students’ strengths and weaknesses.

•	Teaching notes. We offer teaching notes to our teachers providing them with roadmaps on how to spend class time effectively. The teaching notes set out the learning outcomes based on our Learning Outcome Trees, key issues and frequently tested topics of a given course as well as recommended teaching strategies. They also contain suggested allocation of time to spend on different sub-subjects and questions to ask to stimulate the desired discussion. We generally use standardized teaching notes for the same courses, even taught by different teachers, to ensure consistency of teaching quality.

•

Quiz banks. We maintain and regularly update large quiz banks, including ones specifically designed for the state-administered STE exams. A majority of the quizzes in our quiz banks were developed in-house, leveraging our understanding of the topics frequently tested in the exams as well as the significant data accumulated during our teaching, while the rest are based on real exams in the past. Also, our students can search within the quiz banks using keywords from Learning Outcome Trees, which has greatly improved their learning effectiveness. As of December 31, 2017, our quiz banks designed for students pursuing the STE exams contained more than 973,000 quizzes. In addition to quiz banks, we also offer mock exams to provide our students with realistic practice sessions for their real final exams.

Our Students

We have a large, fast-growing student base, primarily as a result of our well-established brand and effective sales and marketing efforts. For the years ended December 31, 2015, 2016 and 2017, we had 205,806, 382,805, and 660,182 students, respectively. In 2015, 2016 and 2017, our new student enrollments were 179,172, 188,733, and 387,878, respectively.

We believe our success is largely attributable to our deep understanding of our students. Our students are primarily working adults who generally have limited time to devote to lengthy and regular classroom studies at designated physical locations. Such students also need an engaging learning atmosphere that encourages participation and interaction, and require more assistance and supervision from their teachers and mentors.

According to iResearch, among students surveyed who indicated a desire to pursue a more advanced degree or diploma, approximately 54.9% were white- and blue-collar employees of private enterprises, and approximately 36.6% resided in tier-one cities in China. In addition, our students are typically heavy mobile users who prefer a flexible yet engaging and interactive learning environment.

Our target students generally have aspirations to obtain more knowledge, pursue higher education and improve their social and economic status. At the same time, many of them cannot identify their specific education needs or solutions for such needs, especially given that education products and services can be complex and the relatively high costs may deter them from fulfilling their educational needs. To help them meet their aspirations and understand the potential educational solutions, we focus our marketing and sales practices on counseling-oriented interactions and strive to deliver our courses and educational content in a highly engaging and student-friendly manner.

Our Faculty

We maintain a large full-time faculty dedicated to helping our students succeed. As of December 31, 2017, our faculty primarily consisted of 209 teachers and 600 mentors based in Beijing and Guangzhou, China.

Our teachers and mentors assume different roles and responsibilities. Generally, our teachers are responsible for delivering courses and educational content to our students, while our mentors focus on providing academic and administrative support to the students beyond class hours. We believe their different functions require different skills and personal attributes, and therefore we apply differentiated recruitment, training, and evaluation and compensation strategies to our teachers and mentors. For risks related to our faculty, see “Risk Factors—Risks Related to Our Business—We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.”

Our Teachers

We believe maintaining a high-quality team of teachers is the bedrock of our brand and reputation, particularly given our online course delivery model where each teacher is expected to cover a larger number of students than in offline, classroom-based courses. We monitor the total number of hours our teachers teach regularly to provide both an optimal number of teachers for our large, fast-growing student enrollments and adequate teaching assignments for each of our teachers. All of our teachers are our full-time employees.

Recruitment

We hire our teachers based on numerous criteria, including educational backgrounds, teaching experience, and performance in mock lessons. We typically look for candidates with a bachelor’s degree from a top university or college in China or a master’s or higher degree. Additionally, given the interactive nature of our live streaming lessons, we look for teachers with strong communication skills in an online setting and the ability to make the courses more interactive to drive student engagement.

Training and support

We offer standard training programs to newly-hired teachers. We also impose a probation period and require each newly hired teacher to pass an internal qualification test at the end of the probation to be formally employed as full-time teachers. We also provide on-the-job training on instructional and communication skills to our teachers on a regular basis. Our training for teachers specifically includes guidance on teaching notes that they are required to use for the courses they teach, as well as detailed guidance on the relevant Learning Outcome Trees and other relevant materials. See “—Our Business Model and Online Education Services— Our Educational Content Development and Offerings.” These materials are adapted to each of our course offerings and designed to ensure high teaching quality is delivered consistently across different classes taught by different teachers. We also provide technical support for our teachers that allows them to monitor student engagement and academic performance on a real time basis.

Evaluation and Compensation

We have developed a fully-digital and systematic assessment approach that provides teachers with transparent and helpful feedback that serves as the foundation for their professional development and helps them to build fulfilling careers with us. We adopt a comprehensive set of key performance indicators, or KPIs, to evaluate teacher performance. These KPIs include student attendance rate and student satisfaction, among others. We also collect student reviews after each class and closely monitor the educational content delivered by our teachers to facilitate our teacher evaluation efforts and to improve our teaching quality. In addition, we use mock lessons to assess a teacher’s teaching skills and ability to engage students in a live streaming course setting, especially in instances where multiple teachers are competing to teach the same course.

Our teachers are rated according to a 10-star scale, depending on their seniority and performance. We pay our teachers base salaries and service fees generally on a per-lesson basis. The service fees per lesson of a teacher are based primarily on his or her rating and other factors, such as student reviews. To incentivize our teachers, we also provide them with discretionary, merit-based bonuses based on their performance, measured by a wide range of KPIs. We enter into with each teacher a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Our Mentors

Our mentors’ principal role is to provide academic guidance and support to our students on a daily basis to help navigate their way throughout the entire duration of studies. Our mentors’ roles and responsibilities typically include:

•	understanding and responding to student inquiries and concerns;

•	monitoring students’ learning progress as well as their overall academic and personal development;

•	providing psychological support to help students cope with the challenging aspects of their studies, particularly in a rigorous academic environment; and

•	encouraging students to share ideas and learning experience and achievements with peers and faculty to foster a sense of community and teamwork spirit.

Recruitment

We tend to look for mentors who demonstrate excellent interpersonal and communication skills and a commitment in participating in the education profession and impacting a diverse audience. We typically require our mentors to possess a bachelor’s degree.

Training and support

We provide our mentors with an orientation program and periodic on-the-job training to improve their ability to engage and build relationships with students. We also provide our mentors with training opportunities that address specific challenges. For example, we organize training seminars support that help our mentors identify signs of emotional distress of students and provide psychological support. We have also introduced systems and tools that enable our teachers to monitor student activities and outcomes and take appropriate actions when the students demonstrate a low level of engagement.

Evaluation and compensation

We use various KPIs in terms of student engagement to measure the performance of our mentors. These KPIs include student’s class attendance, refund rate, as well as the percentage of outperforming students. Our mentors’ compensation consists of base salary and performance-based bonuses determined by these KPIs. With each of our mentors we enter into a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Marketing, Branding and Sales

Our marketing philosophy is to promote our services to prospective students in a cost-effective manner based on our deep understanding of their unique profile and needs. We have acquired many of our existing students through effective marketing campaigns focused on showing how our services can address their specific educational needs. At the same time, we market our services to a larger group of prospective students who are not aware of solutions available to satisfy their needs through tailored marketing efforts designed to awaken their potential demands and navigate them through their decision-making process.

We believe that our distinguished online education services lead to strong word-of-mouth promotion, which drives our brand awareness and rapid organic enrollment growth and enables us to market in a cost-effective manner. For the years ended December 31, 2015, 2016 and 2017, our marketing effectiveness ratio, measured by dividing marketing spending by gross billings, was 28.3%, 24.8%, and 20.2%, respectively.

We have built a large, well-trained professional sales and marketing team. As of December 31, 2017, we had 7,254 sales and marketing personnel, the majority of whom were based in our Beijing headquarters. We also maintain sales and marketing personnel in other major regional markets, such as Wuhan, Shenzhen and Guangzhou. Our sales and marketing force adopts sales and marketing strategies customized based on the needs and profile of prospective students in different markets. We divide our sales and marketing personnel into different teams, each dedicated to executing our marketing strategies in a particular geographic region or particular course offerings.

Advertising, marketing and branding

We engage in a variety of advertising and marketing activities to build our brand and use a combination of online and offline channels.

Advertising & marketing

We generate our leads primarily from online channels, which consist of search engine marketing and mobile marketing. Empowered by our data analytics capabilities, we use automated bidding strategies to place ads intelligently, as well as to track performance of our ads in real time, which enables us to generate more qualified clicks leading to our websites. We put ads on strategically chosen mobile applications that generate premium traffic quality to maximize our return of investment from mobile marketing channels.

Our search engine marketing channels effectively target students who possess preliminary interest in our services. We purchase key words from major search service providers in China, such as Baidu, and enhance returns from search engine marketing channels using search engine optimization techniques. We monitor end-to-end performance metrics of our search engine marketing channels on a continuous basis.

We also generate leads online through mobile marketing channels, which mainly include display advertising on leading mobile news apps, such as Toutiao and UC Headlines, as well as social media platforms, such as Weibo, and online shopping platforms, such as Taobao and T-Mall. The display advertising formats we use generally include launch screen display, banners, text hyperlinks, videos and rich media. We also operate a branded Weixin/WeChat official account to raise our brand awareness and increase sales leads generated on the Weixin/WeChat platform. We believe that our mobile marketing efforts are particularly effective in awakening potential demands of prospective students who have not yet developed a specific learning plan. As we continue to focus on acquiring students through various mobile marketing channels, our mobile student acquisition rate increased from approximately 46.7% in 2016 to 71.0% in 2017.

The terms of the agreements we enter into with our search engine and mobile marketing partners are typically one year. We pay our search engine and mobile marketing partners generally on a cost-per-click basis.

Branding

In addition to online advertising focused on mobile applications with high traffic volume, we engage in offline branding activities to a much lesser extent to supplement our overall sales and marketing strategies. Our offline branding activities primarily include public displays at major subway stations in Beijing, Shanghai, Guangzhou and Shenzhen, as well as establishment of 129 enrollment centers strategically located in our regional markets as of December 31, 2017. We believe that these cities represent the largest student base in China, and the primary goal of these advertisements is to enhance our presence in the local markets.

Counseling-oriented sales

Counseling services

To convert leads generated into student enrollments, we provide customized, comprehensive counseling to prospective students throughout the lead nurturing and enrollment cycle. This counseling-oriented sales approach is supported by a capable sales team consisting of live chat personnel, call center staff and recruitment consultants based in our regional enrollment centers. We provide extensive training to our sales team to ensure they are capable of explaining our course offerings, addressing questions and concerns, and recommending courses that best suit prospective students’ learning objectives. We also use our data analytics tools and models to identify a prospective student’s educational needs, which helps our sales team provide tailor-made counseling services.

Enrollment process

We use multi-layer lead-nurturing strategies to acquire new student enrollments in a cost-effective manner. Each of the leads generated are initially directed to our live chat support team who is responsible for answering prospective students’ enquires, encouraging them to register with our platforms, and collecting necessary information. Once a prospective student indicates an interest in purchasing our courses, we match such student with the most suitable sales professional based on our data analytics and tools. Such sales professional will follow up with the prospective student. A prospective student that has signed up for our courses will be directed to our local enrollment centers to complete course purchase and registration with the assistance of our enrollment consultants. Our enrollment consultants are also responsible for providing counseling services to enrolling students and guiding them through the payment process. Our students can also choose to complete the purchase and enrollment process entirely online.

IT Infrastructure and Capabilities

We devote significant resources to maintaining a reliable, scalable and secure IT infrastructure. We have built our integrated IT infrastructure primarily based on tools, technologies and platforms that we have developed in-house and, to a lesser extent, third-party software and applications that we have licensed or purchased.

We maintain a dedicated IT development and support team. As of December 31, 2017, we had 540 technology development personnel.

Genesis

Our IT infrastructure is critical to supporting our pursuit of excellent student experience and optimal operating efficiency. We have developed Genesis, our proprietary integrated IT infrastructure, to support and connect our students and employees during every major aspect of our business operations, encompassing marketing, sales, course delivery and development, and operation management.

The following diagram illustrates the main components of Genesis:

•	Student interface. The student interface supports applications and platforms that enable our students to enroll in courses, attend classes, access educational content, interact within our virtual community, and engage in other learning activities throughout their service periods. In particular, Genesis provides our students with an intuitive social platform, mainly featuring our bulletin forum, that allows them to connect to, and interact with, an extended network of faculty and other students.

Below is an illustration of Genesis interface for students:

•	Employee interface. Genesis incorporates different subsets of functions used by our employees, ranging from our teachers and mentors to our marketing and sales personnel. The employee interface is specifically customized to provide our employees with information and data most relevant to their responsibilities. Genesis empowers our employees with automated workflows, nimble internal operations, close digital collaboration and valuable analytics, which helps to increase their productivity and enhances our student acquisition and engagement. For example, Genesis enables our teachers to search, retrieve and analyze various types of student data, such as exam pass rates and course attendance and completion rates, to evaluate our students’ learning engagement and academic performance.

Below is an illustration of Genesis’s interface for teachers:

•	Centralized database. Genesis supports a centralized database allowing its users, including our students and employees, to contribute, share and store content and data across our various applications and platforms.

Genesis mainly powers the following services and functions:

•	Information and data transmission and sharing. Genesis supports real-time transmission and sharing of various types of information and data between the student interface and the employee interface as well as across our various internal business units and functions, including sales and marketing, course delivery and development, and virtual community management.

•	Centralized data tracking. Leveraging the centralized database, Genesis allows us to track every major action of our students on our platforms, collect data generated at every major stage of our operations, and capture valuable analytics on behaviors, needs, preferences and feedbacks of our students and employees throughout our entire operation process and in real time.

•	Data insight/analytics. We have built strong data analytics capabilities upon continual analysis of massive student and operating data using algorithms, models and data analytics tools. Data analytics has enabled us to project potential outcomes and make intelligent decisions based on those projections. For example, we track and analyze students’ progress in practice and mock tests to evaluate teaching quality and forecast real exam results. In addition, we alert our teachers and courses and content development professionals when we identify, using data analytics, that a specific course is experiencing larger-than-average dropouts.

Our Mobile Platforms

We are one of the first movers in China’s education sector to deliver interactive education services via mobile platforms, which has enabled students to learn and connect with fellow students and faculty in a more efficient and flexible manner. Our Sunlands mobile app, available on both iOS and Android, is built with a clear and functional interface that enables access to our course and educational content offerings and our virtual learning community. We have also built mobile WAP pages which allow our students and faculty to enjoy a similar level of functionality as our mobile app without installation.

Our Tuition and Fees

Our tuition fees, including academic fees and registration fees, are charged generally on a per-program basis. From time to time, we offer tuition discounts under various marketing campaigns and promotions. For example, discounts may also be made available to students who purchase multiple courses at a time. We accept fee payments through major third-party online payment solutions in China, including Alipay, Union Pay and WeChat Pay, as well as bank transfers and credit cards.

Students typically self-finance their education or obtain financing from third-party financing programs that cooperate with us. We currently offer the following two payment options to our students:

•	Lump-sum prepayment option. Under a prepaid payment plan, a student is required to make a one-time, lump-sum payment of the tuition to us directly at the beginning of the academic period. In 2015, 2016 and 2017, approximately 95.2%, 67.7% and 27.1% of our gross billings were paid in a lump sum upfront.

•	Installment payment plan. In 2015, we launched an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to us by such credit provider. We also partner with credit intermediaries, who connect our students with credit providers. One such credit intermediary is Coffee Ease, in which we indirectly hold an equity interest through our investment as a limited partner in an investment fund, which is managed by one of our minority shareholders, that holds a non-controlling equity interest in Coffee Ease.

Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 12 months. Under the cooperation agreement between us and each credit provider, we are responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. We generally do not guarantee the payment of the loan principal by the students. See “Risk Factors - Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” In 2015, 2016 and 2017, 4.8%, 32.3% and 72.9%, respectively, of our gross billings were received from lending credit providers. During the same periods, we made interest payments of RMB2.0 million, RMB20.2 million and RMB106.2 million (US$16.3 million), respectively, to the credit providers.

We generally offer students a full, unconditional refund within 24 hours upon enrollment. If a student requests a refund after taking at least a 30-minute trial course due to any material academic issue associated with our courses within certain refund period, we offer a partial refund. In addition, we may at our discretion grant a partial refund to a student who withdraws at any other time during his or her enrollment, subject to special approval by us. Historically, we allowed our students to obtain a refund under certain conditions. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the educational content we developed in-house. We enter into standard employment agreements with our teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this prospectus, we have registered 28 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 36 software copyrights with the PRC State Copyright Bureau, and registered 39 domain names.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. In the event of a successful claim of infringement and our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Risk Factors—Risks Related to Our Business—We may from time to time be subject to infringement claims relating to intellectual properties of third parties.” and “—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Employees

We had 1,435, 3,076 and 9,146 full-time employees as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, most of our employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of our employees as of December 31, 2017:

Function	Number of Full- Time Employees	Percentages
Academic and administrative faculty(1)	1,157	13%
Sales and marketing staff	5,190	57%
Sales operation	2,064	22%
General and administrative	195	2%
Technology development	540	6%

Total	9,146	100%

(1)	Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Competition

We primarily compete with offline, classroom-based education service providers. Additionally, we expect to face competition as a result of new entrants to the post-secondary and professional education market in China, including established education service providers that had not previously offered online education courses. We compete with our competitors for student enrollments and engagement, high-quality faculty members, sales and marketing effectiveness, among other things.

We believe that the principal competitive factors in China’s post-secondary and professional education market include the following:

•	brand awareness and reputation;

•	scope of course offerings;

•	course pricing;

•	interactive, engaging and customized learning experience;

•	teaching quality and level of academic and administrative student support;

•	ease of deployment and use of the course delivery format; and

•	expertise in sales and marketing, and student acquisition and retention; and

•	proven track record of performance.

We believe we compete favorably on the basis of these factors. Our ability to remain competitive will depend, to a great extent, upon our ability to consistently deliver high-quality course offerings and acquire, support and retain students. Some of our present and future competitors may have longer operating histories, larger teams of teaching faculty and supporting staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business—We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.”

Facilities

Our current principal executive offices are located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China with an aggregate of approximately 17,189 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, course and educational content development, and general and administrative activities. We also maintain offices in Wuhan, China, with an aggregate of approximately 15,884 square meters, to support part of our sales and marketing activities.

We lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Pursuant to the latest Catalog amended in June 2017, or the 2017 Catalog, the provision of value-added telecommunications services falls in the restricted category and, with a few exceptions, the percentage of foreign ownership cannot exceed 50%.

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services. We currently, through Beijing Sunlands, our PRC consolidated VIE, and its wholly owned subsidiary, Shangren Chongye, respectively, hold an ICP License. The ICP License of Beijing Sunlands is valid until July 2, 2019 and the ICP License of Shangren Chongye, is valid until May 22, 2019.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and latest amended on February 6, 2016, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that, except as otherwise provided by MIIT, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other categories of value-added telecommunications services except for e-commerce.

To comply with the above-mentioned foreign ownership restrictions, we operate our online platform in China through Beijing Sunlands and its wholly owned subsidiary, Shangren Chongye, all of the shareholders of Beijing Sunlands are PRC domestically funded entities, and are controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. Beijing Sunlands and Shangren Chongye are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Regulation Relating to Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the Standing Committee of the PRC National People’s Congress, or the NPC Standing Committee, published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The NPC Standing Committee narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education, or PE Implementation Rules of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly disclose such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership in terms of legal, regulatory and tax matters. While private education is treated as a public welfare undertaking under the regulations before the Amendment (as defined below) became effective on September 1, 2017, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

The Decision of the NPC Standing Committee on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and came into force on September 1, 2017.

Under the Amendment, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•	sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition fees and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register as for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for For-profit Private Schools, which came into effect on September 1, 2017. Such notice requires that private schools shall not use the names or the abbreviations or the particular appellations that are already registered by other schools, unless such private schools have obtained proper authorization from or have investment relationship with these schools. In additions, such notice provides that the industry expression in the name of the private culture education institutions shall typically include “school” or “center,” such as “curriculum training school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution, such as “English training school.”

Besides the Amendment, the details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations (the “Implementation Regulations”) which include:

•	the amendment to the PE Implementation Rules for the Law of Promoting Private Education of the PRC;

•	the local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	the specific measure to be formulated and promulgated by the competent authorities responsible for the administration of private schools, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measure for the collection of non-profit private schools’ fee.

As of the date of this prospectus, certain local governments, such as Shanghai, Jiangsu province, Hebei province, Shaanxi province, and Qionghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, these local regulations are silent on the licensing and other administrative requirements for online education schools, and the national Implementation Regulations or the implementation regulations for Beijing and most provinces in China have yet to be introduced.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to educational websites providing academic education services or training services with the issuance of various certificates. Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provides training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date of this prospectus.

Regulations Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulations Relating to Online Publishing

On June 27, 2002, the General Administration of Press and Publication, or GAPP (currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an Internet Publishing License shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by Regulations on Administration of Radio and Television, which came in to effect on August 11, 1997 and was recently amended on March 1, 2017, and the Administrative Regulations on Production and Operation of Radio and Television Program which came into effect on August 20, 2004. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with a License for the Production and Operation of Radio and Television Program. Any entity producing and operating radio and television program without the License for the Production and Operation of Radio and Television Program will be subject to the confiscation of tools, equipment of producing radio and television program and a fine of more than 10 thousand RMB and less than 50 thousand RMB by competent local branch of SAPPRFT.

Regulations Relating to Publication Distribution

Under the Administrative Measures for the Publication Market, or Publication Market Measures, which was jointly promulgated by the SAPPRFT and the Ministry of Commerce and became effective on March 25, 2011, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was latest amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT, or complete certain registration procedures with SAPPRFT. Providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

Regulations Relating to Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. According to the Law on the Protection of Consumer Rights and Interests promulgated in 1993 and amended in 2013, business operators shall collect and use the personal information of consumers in a lawful and proper manner by following the principle that information collection or use is genuinely necessary. They shall expressly state the purposes, methods and scope of information collection or use, and obtain the consent of the consumers whose information is to be collected. To collect or use the personal information of consumers, business operators shall disclose their information collection or use rules, and shall not collect or use information in violation of laws or regulations, or in breach of the agreements between the parties concerned. Business operators and their staff members shall strictly keep confidential the personal information of consumers collected, and shall not divulge, sell or illegally provide others with the same. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address. An ICP service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant provisions of the State (including Law on the Protection of Consumer Rights and Interests) and meet one of the following standards, such operator shall be considered breaching criminal law and such operator and its responsible personnel shall undertake the criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information, property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health, physiological information, trading information, and other personal information may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than fifty thousand RMB; and (v) resale of the personal information collected in the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i) or (ii), as applicable. As an ICP services provider, we are subject to these laws and regulations relating to protection of privacy.

The Draft PRC Foreign Investment Law

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalog for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as Foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be noncompliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Provisions on Talent Market Administration

Provisions on Talent Market Administration promulgated by Ministry of Human Resources and Social Security on April 30, 2015 provides that “job agencies”, which means the organizations specializing in the provision of intermediary services or other related services for the employers and job seekers, either as their core business or as a sideline, shall obtain the approval and the Job Agency Service License from the personnel administration department of the local government before it engages in the business of providing intermediary job services; the Internet information service providers engaged in Internet-based intermediary job services, either as their core business or as a sideline, must apply for the License. Whoever violates Provisions on Talent Market Administration and establishes a job agency or engages in job intermediary services without approval from the labor administrative department of the relevant government shall be ordered to stop the business by the labor administrative department of the relevant government at or above the county level, and be currently given a fine of up to RMB10,000; where there are illegal gains, the perpetrator may be imposed a fine of up to three times the value of the illegal gains, subject to a maximum of RMB30,000.

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The Standing Committee of National People’s Congress of PRC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

The Administrative Measures on Software Products, issued by the MIIT in March 2009, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration. In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Patents

The Standing Committee of National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 and became effective on November 1, 2017, domain names are registered on a “first-come, first-served” basis. The domain names registered or used by an organization or individual shall not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant shall provide the domain name registration service agency with truthful, accurate and complete identity information on the domain name holder.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its local counterparts for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or PRC EIT Law, took effect. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•	for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•	the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within 7 days from the date of occurrence of the withholding obligation;

•	where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•	for the income tax required to be withheld under Article 37 of the PRC EIT Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the PRC EIT Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the PRC EIT Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled.

•	the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax. The withholding obligator shall set up the account books for withholding and payment of tax and file of contracts and materials to accurately record the withholding and payment of non-resident enterprise income tax;

•

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the PRC EIT Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within 5 working days from the date where it is determined that the payable tax is not withheld in accordance with the law, send the Contact Letter for Non-resident Enterprise Tax Matters to the competent tax authority of the place of occurrence of income and notify the latter of the tax-related matters of the non-resident enterprise.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

Regulations Relating to Employment and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

Pursuant to the PRC Labor Law effective as of January 1, 1995 and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

M&A Rules and Overseas Listing

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including China Securities Regulatory Commission, or CSRC, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. The M&A Rules require that a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required.

This M&A Rules purport to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our PRC consolidated VIE.

However, we cannot assure you that the relevant PRC government authority, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for our initial public offering or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Peng Ou	40	Founder, Chairman
Tongbo Liu	32	Chief Executive Officer, Director
Yipeng Li	40	Chief Financial Officer
Lu Lu	34	Chief Strategy Officer, Director
Zheng Du	34	Chief Operating Officer, Director*
Michael Minhong Yu	55	Independent Director
Yang Wang	43	Director
Gaoneng Ji	30	Director*
Sam Hanhui Sun	45	Independent Director*
Xiaochuan Wang	39	Independent Director*

*	Each of Mr. Gaoneng Ji and Mr. Zheng Du has accepted appointments as our director, and each of Mr. Sam Hanhui Sun and Mr. Xiaochuan Wang has accepted appointments as our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Peng Ou is our Founder and has served as the Chairman of our Board of Directors since August 2003. Mr. Peng Ou is the key architect of our success and has led us to the achievement of a number of our milestones and transformations, including the transition of our business from an offline to an online education model. Mr. Ou’s extensive knowledge and expertise in China’s education industry and his experience in managing our company since its inception will make him a valuable member of our Board of Directors. Mr. Ou received his bachelor’s degree in marketing from Renmin University in 2000.

Tongbo Liu has served as our Chief Executive Officer since January 2015 and director since August 2017. He joined our company in 2009, immediately after graduation from Tsinghua University with a bachelor’s degree in applied mathematics. He started as a management trainee and was promoted to vice president in January 2012, responsible for our comprehensive operation in the greater Beijing region. Mr. Liu’s extensive knowledge and expertise in China’s education industry and his experience in management and operation will make him a valuable member of our Board of Directors.

Yipeng Li has served as our Chief Financial Officer since September 2017. Prior to joining us, Mr. Li served as the chief financial officer of Alibaba Health Information Technology Limited, a company listed on the Hong Kong Stock Exchange and a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the chief financial officer at Jiuxian.com, a leading online platform for alcohol offerings. During 2010 to 2015, Mr. Li served as the vice president of iQIYI, Inc., an online entertainment service provider in China, in charge of its finance and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of Chinese Institution of Certified Public Accountants.

Lu Lu has served as our Chief Strategy Officer since July 2015. Prior to joining us, Ms. Lu served as a partner of Taihe Capital, a leading boutique investment bank, from February 2015 to July 2015. From 2012 to 2015, she served as an executive director at Hina Group, an investment bank focused on advising leading companies in the technology, media and telecommunications industries in fund-raising activities. Ms. Lu’s extensive corporate finance and investment experience will make her an important contributor on our Board of Directors. She received her MBA from Fudan University in 2010 and her bachelor’s degree in English from Hunan Normal University in 2004.

Zheng Du has served as our Chief Operating Officer since March 2016 and will serve as our Director upon the completion of this offering. Prior to joining us, Mr. Du served as a general manager of the brand and advertisement research team of Sogou Inc., an online search company listed on the New York Stock Exchange. From April 2011 to September 2012, as a co-founder and vice president, he worked at Shenzhen Chuanxi Digital Internet Corporation, where he was responsible for its products and daily operation. Prior to that, he served as the chief product manager at the search and marketing department of Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. From November 2006 to July 2009, Mr. Du served as a product manager at Baidu Inc., an online search company listed on NASDAQ. Mr. Du’s extensive information technology expertise and internet industry knowledge will make him a valuable resource for our Board of Directors. Mr. Du received his master’s degree in management science and engineering from Wuhan University in 2007 and bachelor’s degree in information management and application from Zhongnan University of Economics and Law in 2005.

Michael Minhong Yu has served as our Director since August 2017 and will serve as our independent director upon the effectiveness of the registration statement. Mr. Yu was the founder of New Oriental Education & Technology Group Inc., or New Oriental, a NYSE-listed company, and has served as the chairman of the board of directors of New Oriental since 2001. He was the chief executive officer of New Oriental from 2001 to September 2016. Prior to founding New Oriental in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu’s extensive knowledge and expertise in China’s education industry will make him a valuable resource to our Board of Directors. Mr. Yu received his bachelor’s degree in English from Peking University.

Yang Wang has served as our director since August 2017. He has served as a partner of Primavera Capital, an investment house focused on private equity investments. Prior to that, he worked as the managing director of principal investment area at Goldman Sachs (Asia) L.L.C. from 2006 to 2010. Prior to his experience with Goldman Sachs (Asia) L.L.C., Mr. Wang worked for the investment banking division and private equity group of China International Capital Corporation Limited, or CICC, an investment bank listed on the Hong Kong Stock Exchange. Mr. Wang also serves as a director at Yum China Holdings, Inc., a leading restaurant company in China, and a director of Geely Automobile Holdings Limited, an auto manufacturing company in China. Mr. Wang’s extensive investment banking and finance experience will make him a valuable addition to our Board of Directors. Mr. Wang received both his master’s and bachelor’s degrees from Shanghai Jiao Tong University.

Gaoneng Ji will serve as our director upon the effectiveness of the registration statement. Since he joined us in 2009, Mr. Ji has served successively as an assistant manager and a project manager of our company from 2009 to 2011, a sales director of our sales department from 2011 to 2013, the head of our operations in Beijing from 2013 and 2015, and the general manager of our sales department since 2015. Mr. Ji’s extensive expertise and experience with sales and marketing will make him a valuable addition to our Board of Directors. Mr. Ji received his bachelor’s degree in international economics and trade from University of Science and Technology Beijing in 2009.

Sam Hanhui Sun will serve as our independent director upon the effectiveness of the registration statement. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on NASDAQ, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on NASDAQ, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and Fang Holdings Limited. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of Fang Holdings Limited, an NYSE-listed company, an independent director, audit committee chair, compensation committee chair and nominating and corporate governance committee member of Yirendai Ltd., an NYSE-listed company, and an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange. Mr. Sun’s extensive experience in finance and public company reporting will make him a valuable addition to our Board of Directors. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Xiaochuan Wang will serve as our independent director upon the effectiveness of the registration statement. Since 2010, Mr. Wang has served as the chief executive officer and director of Sogou Inc., an NYSE-listed innovator in search and a leader in China’s Internet industry. From 2008 to 2009, Mr. Wang also served as the senior vice president of Sohu.com Inc., a leading Chinese online media, search and game service group listed on NASDAQ, and served as the chief technology officer of Sohu.com Inc. from 2009 to 2013. Mr. Wang’s extensive experience in technology and management of internet-based companies will be valuable to our company. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in the event of, among other things, (i) commitments by such executive officer of any serious breach of the terms and conditions of his or her employment and our internal rules and procedures, (ii) conviction of a criminal offense, or (iii) severe neglect of his or her duties or embezzlement to our detriment. We may also terminate an executive officer’s employment by giving a 30 days’ prior written notice or by paying a compensation of an amount equal to one month’s wages of such executive officer. An executive officer may terminate his or her employment at any time by giving a 30 days’ prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) carry out or otherwise be concerned or interested, directly or indirectly, in certain businesses in direct or indirect competition with us; (ii) assume employment with or provide services to certain of our competitors or engage, whether as principal, partner, licensor or otherwise, with such competitors; or (iii) seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees, agents or consultants who are employed or engaged by us at any time in the one year preceding the last date of his or her employment.

Board of Directors

Our Board of Directors will consist of nine directors, including three independent directors, namely Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that (i) he is a member or officer of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, or (ii) he is to be regarded as interested in any contract or transaction which may. after the date of such notice, be made with a specified person who is connected with him, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our Board of Directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang, and is chaired by Mr. Sam Hanhui Sun. We have determined that each of Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Sam Hanhui Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services performed by our independent auditors;

•	obtaining and reviewing a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	discussing with the independent registered public accounting firm any audit problems or difficulties and any significant disagreements with the management;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

•	reviewing and reassessing the adequacy of the committee charter;

•	at least annually, evaluating the performance, responsibilities, budget and staffing of our internal audit function and review and approve the internal audit plan;

•	overseeing compliance with our code of business conduct and ethics and reporting on such compliance to our Board of Directors; and

•	reporting regularly to our Board of Directors.

Compensation Committee. Our compensation committee will consist of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Michael Minhong Yu and is chaired by Mr. Peng Ou. We have determined that Mr. Michael Minhong Yu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists our Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our chief executive officer and each of our other executive officers;

•	in consultation with our chief executive officer, periodically reviewing our management succession planning;

•	reviewing and evaluating our executive compensation and benefits policies generally (subject, if applicable, to shareholder approval), including the review and recommendation of any incentive-compensation and equity-based plans that are subject to the approval of our Board of Directors;

•	reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to our Board of Directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Michael Minhong Yu, and is chaired by Mr. Peng Ou. We have determined that Mr. Michael Minhong Yu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of our Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	overseeing searches for and identify qualified individuals for membership on our Board of Directors;

•	recommending to our Board of Directors criteria for membership on our Board of Directors and its committees and recommending individuals for membership on our Board of Directors and its committees;

•	at least annually, leading our Board of Directors in a self-evaluation to determine whether it and its committees are functioning effectively;

•	at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and consider any recommendations for proposed changes to our Board of Directors;

•	reviewing and approving compensation (including equity-based compensation) for our directors;

•	overseeing an orientation and continuing education program for directors;

•	reviewing and reassessing the adequacy of the committee charter; and

•	reporting regularly to our Board of Directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of RMB2.2 million (US$0.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2013 Plan

In January 2013, the board of directors of Sunland Education Co. Limited, or Sunlands Education, our previous offshore holding company, adopted an employee share incentive plan, or the 2013 Plan. Under the 2013 Plan, Sunlands Education was authorized to grant options or share purchase rights to purchase up to an aggregate of 33,300,000 ordinary shares of Sunlands Education. In October 2015, in connection with a reorganization, the board of directors of Sunlands Education approved that all of the options under the 2013 Plan that were not vested shall be fully vested as of December 31, 2015.

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this prospectus, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 483,846 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 60,826 ordinary shares are outstanding, and none of such options had vested and become exercisable. Upon completion of this offering, an option to purchase our ordinary shares granted under the 2017 Plan prior to the offering will entitle the holder to purchase an equivalent number of ordinary shares. Upon the completion of this offering, all of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

The following paragraphs summarize the terms of the 2017 Plan.

Types of Awards. The 2017 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2017 Plan.

Plan Administration. Before the completion of this offering, the 2017 Plan is administered by our Board of Directors. After the completion of this offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2017 Plan, unless otherwise determined by the board of directors.

Eligibility. Our employees and consultants are eligible to participate in the 2017 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2017 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award. The board of directors or any entity appointed by the board of directors to administer the 2017 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2017 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2017 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award. Any award granted under the 2017 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2017 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2017 Plan. The administrator of the 2017 Plan may amend, alter, suspend, discontinue or terminate this 2017 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2017 Plan deems it necessary or desirable to qualify or (ii) comply shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our memorandum and articles of association for any amendment to the 2017 Plan that increases the total number of shares reserved for the purposes of the 2017 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

As of the date of the prospectus, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 60,826 ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2017 Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding series A, series B, and series B+ preferred shares into ordinary shares, on a one-to-one basis by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 6,250,927 issued and outstanding ordinary shares on an as-converted basis as of the date of this prospectus and, immediately upon the completion of this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental, 6,898,927 ordinary shares issued and outstanding, comprising (i) 1,807,252 Class A ordinary shares (including 520,000 Class A ordinary shares to be sold by us in the form of ADSs, assuming the underwriters do not exercise their over-allotment option, 128,000 Class A ordinary shares that Orchid Asia and New Oriental have agreed to purchase from us in concurrent private placements in connection with this offering, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, and 1,159,252 Class A ordinary shares converted from the preferred shares outstanding as of the date of this prospectus held by certain of our existing shareholders on a one-for-one basis), (ii) 826,389 Class B ordinary shares converted from outstanding preferred shares held by PV PLUTO LIMITED on a one-for-one basis, and (iii) 4,265,286 Class C ordinary shares converted from outstanding ordinary shares held by certain of our existing shareholders on a one-for-one basis.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After This Offering							% of Voting Power After this Offering***
			Class A		Class B			Class C
	Number	Percentage**	Number	Percentage	Number		Percentage	Number	Percentage
Directors and Executive Officers:†
Peng Ou(1)	2,833,024	45.3	—	—	—		—	2,833,024	66.4	54.2
Tongbo Liu(2)	1,052,504	16.8	—	—	—		—	1,052,504	24.7	20.9
Lu Lu(3)	159,292	2.5	—	—	—		—	159,292	3.7	2.5
Yipeng Li(4)	63,713	1.0	—	—	—		—	*	*	—
Michael Minhong Yu(5)	68,825	1.1	72,985	4.0	—		—	—	—	—
Yang Wang	*	*	—	—	*	(11)	*	—	—	****
Zheng Du	*	*	—	—	—		—	*	*	—
Gaoneng Ji	*	*	—	—	—		—	*	*	—
Sam Hanhui Sun	—	—	—	—	—		—	—	—	—
Xiaochuan Wang	—	—	—	—	—		—	—	—	—
All directors and executive officers as a group	4,034,372	64.5	72,985	4.0	*		*	3,965,547	93.0	77.6
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(6)	529,426	8.5	561,426	31.1	—		—	—	—	1.1
PV PLUTO LIMITED(7)	826,389	13.2	—	—	826,389		100.0	—	—	11.5
Studyvip Online Education Limited(8)	2,084,772	33.4	—	—	—		—	2,084,772	48.9	41.5
MARBLE FAITH LIMITED(9)	637,132	10.2	—	—	—		—	637,132	14.9	12.7
SCuPt Global Limited(10)	355,306	5.7	—	—	—		—	355,306	8.3	7.1
Studyvip E-learning Limited	569,772	9.1	—	—	—		—	569,772	13.4	11.3

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 6,250,927, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.
***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
****	Will hold less than 1% of the voting power of our total ordinary shares outstanding after this offering.
†	The address of our directors and executive officers except for Mr. Michael Minhong Yu, Mr. Yang Wang, Mr. Sam Hanhui Sun and Mr. Xiaochuan Wang is Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Michael Minhong Yu is New Oriental Building, No. 6 Haidian Middle Road, Haidian District, Beijing, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of Mr. Sam Hanhui Sun is 17 Fen-si-ting Avenue, Apt 3-3-802, Dongcheng District, Beijing 100009, China. The address of Mr. Xiaochuan Wang is Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, China.
(1)	The holding prior to this offering represents (i) 637,132 ordinary shares held by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries. (ii) 2,084,772 ordinary shares held by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou; and (iii) 111,120 ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, in which Mr. Peng Ou holds an equity interest of approximately 19.5%. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering.
(2)	The holding prior to this offering represents (i) 355,306 ordinary shares held by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu; (ii) 127,426 ordinary shares held by TheTwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Tongbo Liu. Mr. Tongbo Liu may be deemed to beneficially own these 569,772 ordinary shares as he has the right to direct the voting powers of these ordinary shares owned by Studyvip E-learning Limited pursuant to certain contractual arrangements under which each of the shareholders of Studyvip E-learning Limited, except Mr. Tongbo Liu, has given Mr. Tongbo Liu the right to vote their respective shares in Studyvip E-learning Limited in the sole discretion of Mr. Tongbo Liu. Mr. Tongbo Liu disclaims beneficial ownership of such ordinary shares held by Studyvip E-learning Limited except to the extent of his indirect pecuniary interest in such ordinary shares. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering.
(3)	The holding prior to this offering represents (i) 127,426 ordinary shares held by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu Lu as the settlor and certain family members of Ms. Lu Lu as the beneficiaries; and (ii) 31,866 ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Lu Lu, in which Ms. Lu Lu holds an equity interest of approximately 5.6%. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering.

(4)	The holding prior to this offering represents 63,713 ordinary shares held by Sunlands Combination Co., Limited, in which Mr. Yipeng Li holds an equity interest of approximately 52.6%. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering.
(5)	The holding prior to this offering represents 68,825 Series A preferred shares held by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company, which is wholly owned by New Oriental Education & Technology Group Inc., a NYSE-listed company. All of these shares will be redesignated as Class A ordinary shares immediately upon the completion of this offering. Mr. Michael Minhong Yu holds an equity interest of approximately 13.0% in New Oriental Education & Technology Group Inc. The holding after this offering will include 32,000 ordinary shares (calculated based on an assumed offering price of US$12.5 per ADS, the mid-point of the estimated public offering price shown on the front cover of this prospectus) acquired by ELITE CONCEPT HOLDINGS LIMITED in a concurrent private placement. See footnote (6) below.
(6)	The holding prior to this offering represents 529,426 Series A preferred shares directly held by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. All of these shares will be redesignated as Class A ordinary shares immediately upon the completion of this offering. The holding after this offering will include 32,000 Class A ordinary shares (calculated based on an assumed offering price of US$12.5 per ADS, the mid-point of the estimated public offering price shown on the front cover of this prospectus) acquired in a concurrent private placement. See “Underwriting—Concurrent Private Placement.” The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.
(7)	The holding prior to this offering represents 826,389 Series B preferred shares directly held by PV PLUTO LIMITED, a British Virgin Islands company. All of these shares will be redesignated as Class B ordinary shares immediately upon the completion of this offering. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	The holding prior to this offering represents 2,084,772 ordinary shares directly held by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering. The business address of Studyvip Online Education Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(9)	The holding prior to this offering represents 637,132 ordinary shares held by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering.
(10)	The holding prior to this offering represents 355,306 ordinary shares held by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. All of these shares will be redesignated as Class C ordinary shares immediately upon the completion of this offering. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.
(11)	Represents the beneficial ownership held by Mr. Yang Wang through his interest in PV PLUTO LIMITED.

As of the date of this prospectus, none of our outstanding ordinary shares or outstanding preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

Upon the completion of this offering, Mr. Peng Ou will remain our controlling shareholder.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements between our PRC subsidiary, our VIE, the shareholders of our VIE and certain subsidiaries of our VIE.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Share Incentive Plan.”

Other Related Party Transactions

(1)	The table below sets forth the major related parties and their relationship with us.

Name of related parties	Relationship with us
Beijing Xicheng District Shangde Zhiye Training School	Entity controlled by Mr. Peng Ou, our founder and the chairman of our Board of Directors
Beijing Haidian Luode Commercial Training School	Entity controlled by Mr. Peng Ou
Beijing Shangde Jiaxun Education Technology Co., Ltd. (“Shangde Jiaxun”)	Entity controlled by Mr. Peng Ou and Mr. Tongbo Liu, our director and Chief Executive Officer
ELITE CONCEPT HOLDINGS LIMITED	One of Series A Preferred Shareholders
Shanghai Chuang Ji Investment Center (Limited Partnership) (“Shanghai Chuang Ji”)	One of Series A Preferred Shareholders
Shenzhen Xingwang Hulian II Investment Center (Limited Partnership) (“Shenzhen Xingwang”)	One of Series A Preferred Shareholders

(2)	The related party transactions were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(in thousands)
Disposal of a subsidiary to a related party	—	—	1,000

In October 2017, the Group disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in the Group’s consolidated statement of operations.

(3)	As of December 31, 2015, 2016 and 2017, the aggregate amounts due from related parties were set forth below:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Beijing Xicheng District Shangde Zhiye Training School(1)	14,507	13,906	—	—
Beijing Haidian Luode Commercial Training School(1)	1,179	1,184	—	—
Shangde Jiaxun(2)	—	872	8,018	1,232
ELITE CONCEPT HOLDINGS LIMITED(3)	—	—	162,000	24,899
Shanghai Chuangji(3)	—	—	80,000	12,296
Shenzhen Xingwang(3)	—	—	78	12

	15,686	15,962	250,096	38,439

Notes:

(1)	The balances with related parties were interest-free, unsecured and repayable on demand which were fully repaid and settled in December 2017.
(2)	The balances as of December 31, 2017 included the consideration receivable of RMB1,000 from disposal of a subsidiary. The balances as of December 31, 2016 and 2017 were interest-free, unsecured and repayable on demand. The balance as of December 31, 2017 was fully repaid in February 2018.
(3)	The balances represented the original investments of RMB242,078 in Series A Equity Interest withdrew from Beijing Sunlands by certain Series A Preferred Shareholders which were reinvested in full to Sunlands Cayman in January 2018.

(4)	As of December 31, 2015, 2016 and 2017, the aggregate amounts due to related parties were set forth below:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Mr. Peng Ou(1)	24,000	—	—	—

Note:
(1)	The balance represented an interest-free loan provided by Mr. Peng Ou to us for daily operations.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Law and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

As of the date hereof, our authorized share capital consists of US$50,000 divided into 998,078,073 ordinary shares with a par value of US$0.00005 each and 1,921,927 preferred shares with a par value of US$0.00005 each, among which, (i) 954,274 preferred shares are designated as Series A preferred shares, (ii) 826,389 preferred shares are designated as Series B preferred shares, and (iii) 141,264 preferred shares are designated as Series B+ preferred shares. As of the date of this prospectus, there are 4,329,000 ordinary shares, 954,274 Series A preferred shares, 826,389 series B preferred shares and 141,264 Series B+ preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

We plan to adopt a fourth amended and restated memorandum and articles of association, which will become effective and replace the current third amended and restated memorandum and articles of association in its entirety immediately upon the completion of this offering. In accordance with the fourth amended and restated memorandum and articles of association, our authorized share capital immediately upon the completion of this offering will be US$50,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.00005 each, comprising (i) 796,062,195 Class A ordinary shares with a par value of US$0.00005 each, (ii) 826,389 Class B ordinary shares with a par value of US$0.00005 each, and (iii) 203,111,416 Class C ordinary shares at with par value of US$0.00005 each. We will issue 520,000 Class A ordinary shares represented by ADSs in this offering, assuming the underwriters do not exercise their over-allotment option. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Immediately upon the completion of this offering, our authorized share capital will be US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each, comprising (i) 796,062,195 Class A ordinary shares with a par value of US$0.00005 each, (ii) 826,389 Class B ordinary shares with a par value of US$0.00005 each, and (iii) 203,111,416 Class C ordinary shares with a par value of US$0.00005 each. Holders of ordinary shares will have the same rights except for voting and conversion rights as set out in our fourth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

The triple-class voting structure has been approved by our Board of Directors and the existing shareholders of the Company in connection with their consideration and approval of our fourth amended and restated

memorandum and articles of association that will become effective upon the completion of this offering. When approving such voting structure, we have concluded that it is critical to our long-term success to allow its founders and senior management, who have been playing instrumental roles in our growth, to retain control and continuously drive our strategic decisions, including major acquisitions and investments, without being subject to short-term pressure, thereby creating sustainable long-term value for all shareholders, including the public shareholders. By allowing our founders and senior management to continue to focus on creating long-term value, public investors would still be able to fully benefit from our future growth even with less ability to influence the strategic decisions through their voting rights. In addition, we consider it to be in our best interests to give Primavera Capital, our largest outside investor as of the date of this prospectus, additional voting power represented by Class B ordinary shares to partly mitigate the dilutive impact of the offering and the Class C super-voting shares on its ability to participate in major corporate decisions after the offering. We believe that Primavera Capital has demonstrated long-term commitment to us as an investor and will continue to support our future growth and development. For risks associated with the triple-class voting structure, see “Risk Factors—Risks Related to the ADSs and This Offering—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our fourth amended and restated memorandum and articles of association and the Companies Law. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights. In respect of all matters subject to shareholder vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to seven votes, and each Class C ordinary share is entitled to ten votes.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fourth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman and a majority of our Board of Directors or our chairman shall, upon requisition of shareholders holding not less 10% of all votes attaching to all issued and outstanding ordinary shares entitled to vote at general meetings, convene an extraordinary general meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as making changes to our fourth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any share they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our fourth memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our Board of Directors to, subject to approval by our shareholders, establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue authorized preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our fourth amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles of association allow our shareholders holding at the date of deposit of the requisition not less than 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our fourth amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law or NYSE rules from being a director; or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our fourth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

In August 2017, we issued 1,360,951 ordinary shares to Studyvip Online Education Limited, 241,366 ordinary shares to SCuPt Global Limited and 380,456 ordinary shares to Studyvip E-Learning Limited, respectively, for an aggregate consideration of approximately US$198.

In September 2017, we issued 31,857 ordinary shares to DIAMOND TOWER INVESTMENTS LIMITED for an aggregate consideration of US$7,632,825.

In October 2017, we issued 308,311 ordinary shares to SCuPt Ltd. and 121,194 ordinary shares to Sunlands Combination Co., Limited, respectively, for an aggregate consideration of US$2,022.36.

Preferred Shares

In August 2017, we issued a total of 477,137 Series A preferred shares to ELITE CONCEPT HOLDINGS LIMITED, Shenzhen Xingwang Hulian II Investment Center (Limited Partnership) and Shanghai Chuang Ji Investment Center (Limited Partnership), for an aggregate consideration equivalent to approximately RMB242.1 million.

In August 2017, we issued a total of 413,194.5 Series B preferred shares to PV PLUTO LIMITED, for an aggregate consideration of US$90,000,000.

In September 2017, we issued a total of 70,632 Series B+ preferred shares to DIAMOND TOWER INVESTMENTS LIMITED, for an aggregate consideration of US$20,000,000.

As none of the holders of our Series A preferred shares, Series B preferred shares or Series B+ preferred shares were related parties prior to such holders’ initial investment in our securities, the prices of our Series A preferred shares, Series B preferred shares or Series B+ preferred shares were determined based on negotiations between us and the investors and were approved by our Board of Directors. Our Series A preferred shares, Series B preferred shares or Series B+ preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share splits, share dividends, recapitalizations and similar transactions.

Option Grants

We have granted options to purchase our ordinary shares to certain of our executive officers and employees. Upon completion of this offering, an option to purchase our ordinary shares granted under the 2017 Plan prior to this offering will entitle the holder to purchase an equivalent number of ordinary shares.

As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options under the 2017 Plan is 60,826. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into an amended and restated shareholders agreement dated September 1, 2017 with our shareholders, which consist of holders of our ordinary shares, Series A preferred shares, Series B preferred shares and Series B+ preferred shares.

The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contain provision governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

In connection with our issuance of series B+ preferred shares, in September 2017, we and all of our then shareholders entered into an amended and restated shareholders’ agreement.

Under the shareholders’ agreement, our preferred shareholders are entitled to registration rights and certain preferential rights, including, among others, preferential and non-cumulative dividend rights, information rights, rights of participation to purchase and subscribe for their respective pro rata portions of new securities to be issued, rights of first refusal before any securities of the company may be sold or otherwise transferred or disposed of by any founder, founder entity and/or angel investor under the shareholders’ agreement, co-sale rights in the event that any offered securities are not purchased by the preferred shareholders exercising their rights of first refusal, drag-along rights in the event that shareholders approve a drag-along transaction which has been approved by the board of directors, and redemption rights in the event of liquidation. Except for the registration rights and certain tax-related rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Pursuant to our shareholders’ agreement, we have granted certain registration rights to our shareholders. Such registration rights would terminate upon the earlier of (i) the date three years after the closing of a qualified IPO, or (ii) such time at which all registrable securities held by the preferred shareholder (and any associate of the preferred shareholder with whom the preferred shareholder must aggregate its sales under Rule 144 of the Securities Act) proposed to be sold may be sold under Rule 144 of the Securities Act in any 90-day period without registration in compliance with Rule 144 of the Securities Act. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. (a) Series A Request. At any time after the earlier of (i) the 30 months following August 15, 2017, or (ii) six months following the consummation of this offering, or, such other period(s) as approved by the holders of three fourths of then issues and outstanding Series A Preferred Shares, upon a written request from the holders of at least 30% of the Series A Preferred Shares then outstanding, we must file a registration statement under the Securities Act covering the registration of a minimum of 20% of the registrable securities. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

(b) Series B Request. At any time after the earlier of (i) the fifth anniversary of August 15, 2017, or (ii) the date six months following the consummation of this offering, upon a written request from the holders of at least 30% of the Series B Preferred Shares and the Series B+ Preferred Shares then outstanding, we must file a registration statement under the Securities Act covering the registration of a minimum of 20% of the registrable securities . Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration rights, or in which the holders had an opportunity to participate in the piggyback registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 90 days if our Board of Directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect only two demand registrations so long as such registrations have been declared or ordered effective.

Piggyback Registration Rights. If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any registration exercising demand registration rights or Form F-3 registration rights or to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration whether or not any holder has elected to include securities in such registration. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the any holder or holders of our registrable securities then outstanding, we must effect a registration on Form F-3 and any related qualification or compliance covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we have, within the six-month period preceding the date of the request, already effected a registration under the Securities Act, unless the registrable securities of the holders were excluded from such registration.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration, with certain limited exception.

Participation in the Initial Public Offering. We shall sell to DIAMOND TOWER INVESTMENTS LIMITED (“Diamond Tower”), one of our current shareholders, or its nominee, and Diamond Tower shall subscribe or procure its nominee to subscribe, such number of our ordinary shares to be issued in an initial public offering as cornerstone investor or through a concurrent private placement at the offering price for an aggregate consideration of US$30 million (the “Commitment”). In addition, we are entitled to request Diamond Tower to subscribe or procure its nominee to subscribe, and if so requested Diamond Tower or its nominee shall subscribe, additional new ordinary share in such initial public offering at the offering price as cornerstone investor or through a concurrent private placement for an aggregate consideration of up to US$50 million (including the Commitment).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each 25 ADSs will represent one share (or a right to receive one share) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

•	we appear to be insolvent or enter insolvency proceedings

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the concurrent private placements in connection with this offering to Orchid Asia and New Oriental, we will have 13,000,000 ADSs outstanding, representing 520,000 Class A ordinary shares, or approximately 7.5% of our outstanding ordinary shares, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

We, our directors, executive officers and existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our

Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares. This discussion applies only to a U.S. Holder that acquires ADSs or ordinary shares in this offering and holds them as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, wash sale, hedging or conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing ten percent or more of our voting power or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of its partners will generally depend on the status of such partners and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the

Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Except as described in “—Passive Foreign Investment Company Rules” below, this discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC.

Taxation of Distributions

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as “dividends” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income generally on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in currency other than U.S. dollars will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or ordinary shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income for foreign tax credit purposes and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. If such an election is made, the gain so treated will be treated as a separate “basket” of income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiary Wuhan Zhibo, our consolidated affiliated entity and the shareholders of our consolidated affiliated entity will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year can be determined only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are expected to be listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election”, which would have resulted in alternate treatment if we were a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our ADSs or ordinary shares, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or entities formed or availed of to hold certain “specified foreign financial assets”) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States of America. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States of America.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
CLSA Limited

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the Securities and Exchange Commission, or SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the U.S. through its SEC-registered broker-dealer affiliate in the U.S., Goldman Sachs & Co. LLC. CLSA Limited is not a broker-dealer registered with the SEC and may not make sales in the United States or to U.S. persons. CLSA Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

The underwriters have an option to buy up to an additional            ADSs from the company to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the ADSs on the NYSE under the symbol “STG.”

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved up to 7% of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed share program will be administered only outside of the U.S. by CLSA Limited. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Concurrent Private Placement

In connection with and subject to the completion of this offering, (i) DIAMOND TOWER INVESTMENTS LIMITED, our shareholder and an affiliate of Orchid Asia Group, has agreed to purchase from us a number of Class A ordinary shares equal to US$30 million divided by the initial public offering price of the ADSs in this offering, and (ii) ELITE CONCEPT HOLDINGS LIMITED, our shareholder and an affiliate of New Oriental Education & Technology Group Inc., or New Oriental, has agreed to purchase from us a number of Class A ordinary shares equal to US$10 million divided by the initial public offering price of the ADSs in this offering. These private placements are being made pursuant to Regulation S of the U.S. Securities Act of 1933, as amended.

Each of Orchid Asia and New Oriental has agreed, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

As a result of such concurrent private placements, based on an assumed initial public offering price of US$12.5 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, Orchid Asia and New Oriental are expected to own 4.4% and 8.1%, respectively, of our issued and outstanding ordinary shares immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules.

It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

SEC Registration Fee	US$	37,350
NYSE Listing Fee	US$	102,000
FINRA Filing Fee	US$	45,500
Printing and Engraving Expenses	US$	274,461
Legal Fees and Expenses	US$	1,783,000
Accounting Fees and Expenses	US$	879,327
Miscellaneous	US$	158,000

Total	US$	3,279,638

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Han Kun Law Offices. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 8/F Tower W2, Beijing Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Online Education Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Online Education Group (the “Company”), formerly known as Studyvip Online Education International Limited, and its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 7, 2018

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,			Pro Forma as of December 31,
	2016	2017		2017
	RMB	RMB	US$	RMB	US$
			(Note 2)		(Note 2)
ASSETS

Current assets
Cash and cash equivalents	23,103	559,459	85,987	559,459	85,987
Short-term investments	145,000	353,070	54,266	353,070	54,266
Prepaid expenses and other current assets	16,697	48,993	7,530	48,993	7,530
Amounts due from related parties	15,962	250,096	38,439	250,096	38,439
Deferred costs, current	19,175	55,073	8,465	55,073	8,465

Total current assets	219,937	1,266,691	194,687	1,266,691	194,687

Non-current assets
Property and equipment, net	16,448	525,288	80,735	525,288	80,735
Intangible assets, net	1,043	1,552	239	1,552	239
Deferred costs, non-current	6,053	43,187	6,638	43,187	6,638
Long-term investment	—	3,300	507	3,300	507
Other non-current assets	1,510	129,641	19,925	129,641	19,925

Total non-current assets	25,054	702,968	108,044	702,968	108,044

TOTAL ASSETS	244,991	1,969,659	302,731	1,969,659	302,731

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to Sunlands Online Education Group of RMB71,371 and RMB223,298 as of December 31, 2016 and 2017, respectively)	71,377	235,900	36,257	235,900	36,257
Deferred revenue, current (including deferred revenue, current of the consolidated VIE without recourse to Sunlands Online Education Group of RMB515,737 and RMB1,325,954 as of December 31, 2016 and 2017, respectively)	515,737	1,325,954	203,795	1,325,954	203,795
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIE without recourse to Sunlands Online Education Group of nil and RMB180,390 as of December 31, 2016 and 2017, respectively)	—	240,390	36,947	240,390	36,947

Total current liabilities	587,114	1,802,244	276,999	1,802,244	276,999

CONSOLIDATED BALANCE SHEETS—continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,			Pro Forma as of December 31,
	2016	2017		2017
	RMB	RMB	US$	RMB	US$
			(Note 2)		(Note 2)
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIE without recourse to Sunlands Online Education Group of RMB211,832 and RMB784,474 as of December 31, 2016 and 2017, respectively)	211,832	784,474	120,572	784,474	120,572

Total non-current liabilities	211,832	784,474	120,572	784,474	120,572

TOTAL LIABILITIES	798,946	2,586,718	397,571	2,586,718	397,571

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	335,000	292,000	44,880	—	—
Series B convertible redeemable preferred shares	—	601,605	92,465	—	—
Series B+ convertible redeemable preferred shares	—	131,104	20,150	—	—

TOTAL MEZZANINE EQUITY	335,000	1,024,709	157,495	—	—

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 3,818,618 and 4,329,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	1	1	—	1	—
Additional paid-in capital	30,911	289,674	44,522	1,314,383	202,017
Accumulated other comprehensive loss	—	(8,759)	(1,346)	(8,759)	(1,346)
Accumulated deficit	(919,867)	(1,922,748)	(295,521)	(1,922,748)	(295,521)

Total Sunlands Online Education Group shareholders’ deficit	(888,955)	(1,641,832)	(252,345)	(617,123)	(94,850)

Noncontrolling interest	—	64	10	64	10
TOTAL SHAREHOLDERS’ DEFICIT	(888,955)	(1,641,768)	(252,335)	(617,059)	(94,840)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	244,991	1,969,659	302,731	1,969,659	302,731

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	159,010	418,910	970,162	149,111
Cost of revenues (including share-based compensation expenses of nil, nil and RMB19,244 for the years ended December 31, 2015, 2016 and 2017, respectively)	(61,713)	(70,986)	(170,261)	(26,169)

Gross profit	97,297	347,924	799,901	122,942

Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB2,014, nil and RMB75,237 for the years ended December 31, 2015, 2016 and 2017, respectively)	(333,253)	(503,643)	(1,351,811)	(207,770)
Product development expenses	(5,189)	(13,932)	(32,862)	(5,051)
General and administrative expenses (including share-based compensation expenses of RMB21,643, nil and RMB194,282 for the years ended December 31, 2015, 2016 and 2017, respectively)	(76,022)	(89,390)	(342,906)	(52,704)

Total operating expenses	(414,464)	(606,965)	(1,727,579)	(265,525)

Loss from operations	(317,167)	(259,041)	(927,678)	(142,583)

Interest income	814	3,051	13,578	2,087
Other income, net	770	2,423	276	44

Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(140,452)
Income tax expenses	—	—	—	—
Loss from an equity method investment	—	—	(4,890)	(752)

Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(141,204)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—

Net loss	(318,302)	(253,567)	(918,714)	(141,204)

Less: Net loss attributable to noncontrolling interest	—	—	(136)	(21)
Net loss from continuing operations attributable to Sunlands Online Education Group	(315,583)	(253,567)	(918,578)	(141,183)

Net loss from discontinued operations attributable to Sunlands Online Education Group	(2,719)	—	—	—

Net loss per share attributable to ordinary shareholders of Sunlands Online Education Group:
Basic and diluted	(83.36)	(66.40)	(232.80)	(35.78)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	3,818,618	3,818,618	3,945,864	3,945,864

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)
Net loss	(318,302)	(253,567)	(918,714)	(141,204)
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	—	—	(8,759)	(1,346)

Total comprehensive loss	(318,302)	(253,567)	(927,473)	(142,550)

Less: comprehensive loss attributable to noncontrolling interest	—	—	(136)	(21)
Comprehensive loss attributable to Sunlands Online Education Group	(318,302)	(253,567)	(927,337)	(142,529)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Sunlands Online Education Group shareholders’ deficit	Noncontrolling interest	Total shareholders’ deficit
	Shares	Amounts
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	3,818,618	1	26,613	—	(54,354)	(27,740)	—	(27,740)
Net loss for the year	—	—	—	—	(318,302)	(318,302)	—	(318,302)
Effect of the Group’s 2016 reorganization (Note 1)	—	—	(49,359)	—	—	(49,359)	—	(49,359)
Share-based compensation	—	—	23,657	—	—	23,657	—	23,657

Balance as of December 31, 2015	3,818,618	1	911	—	(372,656)	(371,744)	—	(371,744)

Net loss for the year	—	—	—	—	(253,567)	(253,567)	—	(253,567)
Recapitalization in connection with the Group’s 2016 reorganization (Note 1)	—	—	—	—	(293,644)	(293,644)	—	(293,644)
Capital contribution from equity shareholders	—	—	30,000	—	—	30,000	—	30,000

Balance as of December 31, 2016	3,818,618	1	30,911	—	(919,867)	(888,955)	—	(888,955)

Net loss for the year	—	—	—	—	(918,578)	(918,578)	(136)	(918,714)
Capital contribution from a noncontrolling shareholder	—	—	—	—	—	—	200	200
Repurchase of equity from shareholders (1)	—	—	(30,000)	—	(41,303)	(71,303)	—	(71,303)
Cash dividend to a Series A convertible redeemable preferred shareholder (Note 13)	—	—	—	—	(43,000)	(43,000)	—	(43,000)
Shares issuance in relation to share-based compensation (Note 16)	510,382	—	—	—	—	—	—	—
Share-based compensation	—	—	288,763	—	—	288,763	—	288,763
Foreign currency translation adjustments	—	—	—	(8,759)	—	(8,759)	—	(8,759)

Balance as of December 31, 2017 in RMB	4,329,000	1	289,674	(8,759)	(1,922,748)	(1,641,832)	64	(1,641,768)

Balance as of December 31, 2017 in USD (Note 2)	4,329,000	—	44,522	(1,346)	(295,521)	(252,345)	10	(252,335)

(1)	In July 2017, Beijing Shangde Online Education Technology Co., Ltd. (“Beijing Sunlands”) repurchased equity interests held by certain shareholders at a total cash consideration of RMB71,303. Such equity interests of Beijing Sunlands were originally acquired at a cost of RMB30,000.

Note: The number of ordinary shares reflects the outstanding ordinary shares of the Company as if the Group’s 2017 reorganization took place on January 1, 2015.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(318,302)	(253,567)	(918,714)	(141,204)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	23,657	—	288,763	44,382
Depreciation and amortization	3,752	5,470	8,109	1,246
Loss on disposal of property and equipment	—	—	120	18
Loss from an equity method investment	—	—	4,890	752
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9,804)	3,139	(30,222)	(4,644)
Deferred costs	(9,236)	(14,058)	(73,032)	(11,225)
Other non-current assets	(596)	(914)	(7,480)	(1,150)
Accrued expenses and other current liabilities	28,921	35,710	164,245	25,244
Deferred revenue	282,053	313,492	1,382,859	212,542

Net cash generated from operating activities	445	89,272	819,538	125,961

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(148,600)	(858,500)	(2,139,097)	(328,773)
Disposal of short-term investments	127,870	757,500	1,931,027	296,793
Acquisition of property and equipment	(5,663)	(15,871)	(398,190)	(61,201)
Acquisition of intangible assets	(115)	(824)	(746)	(115)
Consideration paid for a business acquisition, net of cash received of RMB301	—	—	(699)	(107)
Payment for an equity method investment	—	—	(8,190)	(1,259)

Net cash used in investing activities	(26,508)	(117,695)	(615,895)	(94,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	21,771	(276)	7,944	1,221
Amounts due to a related party	—	(24,000)	—	—
Capital contribution from Series B and B+ convertible redeemable preferred shareholders	—	—	732,709	112,615
Capital contribution from a noncontrolling shareholder	—	—	200	31
Recapitalization in connection with the Group’s 2016 reorganization	—	(293,644)	—	—
Capital contribution (withdrew) from Series A convertible redeemable preferred shareholders	—	335,000	(285,078)	(43,816)
Capital contribution (withdrew) from equity shareholders	—	30,000	(30,000)	(4,611)
Repurchase of equity from shareholders	—	—	(41,303)	(6,348)
Cash dividend to a Series A convertible redeemable preferred shareholder	—	—	(43,000)	(6,609)

Net cash generated from financing activities	21,771	47,080	341,472	52,483

Effect of exchange rate changes	—	—	(8,759)	(1,346)
Net (decrease) increase in cash and cash equivalents	(4,292)	18,657	536,356	82,436
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	3,551

Cash and cash equivalents at end of the year	4,446	23,103	559,459	85,987

Supplemental schedule of non-cash activities:
Payables for leasehold improvement and intangible assets	—	1,902	2,180	335
Payables to acquire buildings	—	—	240,390	36,947

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Sunlands Online Education Group (the “Company” or “Sunlands Online”), formerly known as Studyvip Online Education International Limited, was incorporated under the laws of the Cayman Islands on September 18, 2015. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are primarily engaged in providing online education service in the People’s Republic of China (“PRC”).

History of the Group

In July 2011, Mr. Jianhong Yin (the “Founder”) established Sunland Education Co. Limited (the “Previous Cayman”). In March 2012, the Previous Cayman, through its 100% owned subsidiary, Sunland Education Technology HK Limited, established Beijing Shangzhi Jiaye Education Technology Co., Ltd. (the “Previous WFOE”).

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. To comply with the PRC laws and regulations, the Founder, Previous WFOE and Beijing Shangde Jiaxun Education Technology Co., Ltd. (“Shangde Jiaxun” or the “Previous VIE”), which was established by the Founder in July 2008, entered into a series of contractual arrangements in December 2013 (the “Previous VIE arrangement”). As a result of these contractual arrangements, the Previous Cayman believed that these contractual arrangements would enable itself to (1) have power to direct the activities that most significantly affects the economic performance of the Previous VIE, and (2) receive the economic benefits of the VIE that could be significant to the Previous VIE. Accordingly, the Previous Cayman was considered the primary beneficiary of the Previous VIE and was able to consolidate the Previous VIE and its subsidiaries.

In June 2014, the Group determined to cease the offline, classroom-based education service and transform its business model to online education service. During 2015 and 2016, in order to execute the business shift and prepare for an initial public offering (“IPO”) in the PRC, the Group terminated the Previous VIE arrangement and started to conduct the online education service through Beijing Shangde Education Technology Co., Ltd. (the “2016 Reorganization”). Beijing Sunlands was set up by Shangde Jiaxun in September 2013 as a limited liability company in the PRC.

In August 2017, the Group decided to pursue the IPO in the capital market overseas. To accommodate the aforementioned restrictions, the Group identified the Company as the prospective listing entity and entered into a series of contractual arrangements among the Company’s shareholders, its subsidiaries, the Founder, the Chief Executive Officer (the “CEO”) of the Group, Beijing Sunlands and the shareholders of Beijing Sunlands (the “2017 Reorganization”).

2016 Reorganization

During 2015 and 2016, in part of the IPO plan in the PRC, the Group undertook a series of steps, mainly to dissolve the VIE structure, which includes:

•	During 2015, the Previous WFOE terminated the Previous VIE arrangement through which RMB49,359 was recognized as an effect of such reorganization in the Group’s consolidated statements of changes in shareholders’ deficit. Meanwhile, Shangde Jiaxun, the Previous VIE, transferred its equity interests in Beijing Sunlands to the Founder and the CEO.

•	From March to July 2016, based on the VIE termination agreement entered into by the shareholders of the Previous WFOE, Beijing Sunlands acquired 100% equity interests of the Previous WFOE at a cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

2016 Reorganization—continued

consideration of RMB293,644. Such cash consideration was used by the Previous Cayman to repurchase the equity interests held by the third party investors of the Previous Cayman.

•	Subsequent to the repurchase, the shareholders of the Previous Cayman made capital contributions to Beijing Sunlands. After that, the shareholders of the Previous Cayman became the shareholders of Beijing Sunlands.

As the Previous Cayman, Previous WFOE and Beijing Sunlands were all under common control of the Founder, the above series of steps to reorganize the Group during 2015 and 2016 were accounted for in a manner similar to a pooling of interest with assets and liabilities and were all reflected at their historical amounts in the Group’s consolidated financial statements.

2017 Reorganization

In August 2017, the Group decided to pursue the IPO in the capital market overseas. Accordingly, the Group undertook a series of steps, mainly to establish the VIE structure, which includes:

•	In August 2017, the Company, through its wholly-owned subsidiary, Sunlands Online Education HK Limited (formerly known as Studyvip Online Education HK Limited) (“Sunlands HK”), established Wuhan Studyvip Online Education Co., Ltd. (“Wuhan Zhibo” or the “New WFOE”).

•	In August 2017, the New WFOE entered into a series of contractual agreements with Beijing Sunlands (the “New VIE”), its subsidiaries and the shareholders of Beijing Sunlands (the “New VIE arrangements”). The Group believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the New VIE, and (2) receive the economic benefits of the VIE that could be significant to the New VIE. Accordingly, the Company is considered the primary beneficiary of the New VIE and is able to consolidate the New VIE and its subsidiaries.

As the Company, New WFOE and New VIE were all under common control of the Founder, the above series of steps to reorganize the Group during 2017 were accounted for in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group’s consolidated financial statements.

As such, the Group’s consolidated financial statements were prepared as if the current corporate structure had been in existence for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

As of December 31, 2017, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands HK	October 6, 2015	Hong Kong	100%	Investment holding
Wuhan Zhibo	August 2, 2017	PRC	100%	Provision of technical consultation and services
Tianjin Studyvip Education Co., Ltd.	July 31, 2017	PRC	100%	Provision of technical consultation and services
Zhuhai Studyvip Education Co., Ltd.	July 5, 2017	PRC	100%	Provision of technical consultation and services
Variable interest entity:
Beijing Sunlands	September 27, 2013	PRC	100%	Investment holding and provision of education services
VIE’s subsidiaries:
Beijing Shangzhi Jiaye Education Technology Co., Ltd.	March 13, 2012	PRC	100%	Provision of education services
Beijing Shangren Chongye Education Technology Co., Ltd.	September 27, 2013	PRC	100%	Provision of education services
Guangzhou Shangde Online Education Technology Co., Ltd.	October 15, 2013	PRC	100%	Provision of education services
Changsha Ouke Education Consulting Co., Ltd.	January 22, 2015	PRC	100%	Provision of education services
Urumchi Shangde Chongye Business Consulting Co., Ltd.	March 10, 2015	PRC	100%	Provision of education services
Guangzhou Youhe Self-study Training School	May 19, 2015	PRC	100%	Provision of education services
Beijing Shangren Chongde Education Technology Co., Ltd.	March 3, 2016	PRC	100%	Provision of education services
Shanghai Shangchi Education Technology Co., Ltd.	December 22, 2016	PRC	90%	Provision of education services
Beijing Shangren Side Education Technology Co., Ltd.	June 2, 2017	PRC	100%	Provision of education services
Shanghai Shangchi School	September 1, 2017	PRC	100%	Provision of education services
Guangzhou Shangzhi Side Education Technology Co., Ltd.	September 28, 2017	PRC	100%	Provision of education services

(1)	The English names are for identification purpose only.

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Wuhan Zhibo, the Company’s wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be a telecommunications value-added services provider in the PRC. To comply with these foreign ownership restrictions, the Company operates substantially all of its online education services through its New VIE, Beijing Sunlands and its subsidiaries, in the PRC. To provide the Company the expected residual returns of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

The VIE arrangements—continued

the New VIE and its subsidiaries, on August 15, 2017, Wuhan Zhibo enters into a series of contractual arrangements with the New VIE who engages in the underlying operating activities and enjoys the residual returns of the New VIE and its subsidiaries.

•	Agreements that transfer economic benefits to the Company

Exclusive Technical Consultation and Service Agreement

Under the exclusive technical consultation and service agreement among Wuhan Zhibo, and Beijing Sunlands and its subsidiaries, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and Beijing Sunlands Subsidiaries, and Beijing Sunlands and Beijing Sunlands Subsidiaries agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and Beijing Sunlands Subsidiaries agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Sunlands and Beijing Sunlands Subsidiaries’ monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and Beijing Sunlands Subsidiaries. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement

Under the business operation agreement each of Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and Beijing Sunlands Subsidiaries, including but not limited to sale or purchase of any assets or rights exceeding RMB50, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and the Beijing Sunlands Subsidiaries is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Sunlands and Beijing Sunlands Subsidiaries. This agreement will remain binding until dissolution of Beijing Sunlands and all the Beijing Sunlands Subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

The VIE arrangements—continued

•	Agreements that transfer economic benefits to the Company—continued

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and its subsidiaries, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreements, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors and shall be valid with respect to the shareholders of Beijing Sunlands and each of its successors.

•	Agreements that provide the Company effective control over Beijing Sunlands

Option Agreement

Pursuant to the option agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase or designate a third party to purchase, equity interests in Beijing Sunlands then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Sunlands shall promptly surrender all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Sunlands shall not, individually or collectively, make or procure Beijing Sunlands to make any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands shall not enter into any contract exceeding RMB50, except the contracts in the ordinary course of the business. Beijing Sunlands shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Sunlands waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Sunlands to Wuhan Zhibo as instructed.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of, exercise all the shareholder’s rights and Beijing Sunlands’ articles of association (including but not limited to voting rights and the sale, transfer, pledge, or dispose of all equity interests held in part or in whole), and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

The VIE arrangements—continued

•	Agreements that provide the Company effective control over Beijing Sunlands—continued

Powers of Attorney—continued

designate and appoint on their respective behalf the president, directors, supervisors, CEO, chief financial officer and other senior management members of Beijing Sunlands.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of Beijing Sunlands, the signing spouse confirmed and agreed that the equity interests of Beijing Sunlands are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouse also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Sunlands held by their spouses.

As a result of the contractual arrangements above, Wuhan Zhibo bears the economic risks and receives the economic benefits of the VIE and is the primary beneficiary of the VIE. Therefore, the Company has consolidated the financial results of the VIE and its subsidiaries in its consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Sunlands and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•	Beijing Sunlands and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing Sunlands, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•	Beijing Sunlands and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION—continued

The VIE arrangements—continued

Risks in relation to VIE structure—continued

Sunlands and its subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing Sunlands and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing Sunlands.

The following financial information of the VIE and its subsidiaries as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within VIE and its subsidiaries:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	23,103	101,680
Short-term investments	145,000	309,070
Prepaid expenses and other current assets	16,697	38,813
Total current assets	219,937	507,410
Total assets	244,991	954,006
Deferred revenue, current	515,737	1,325,954
Payables to acquire buildings	—	180,390
Total current liabilities	587,108	1,729,642
Deferred revenue, non-current	211,832	784,474
Total liabilities	798,940	2,514,116

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	159,010	418,910	970,162
Net loss	(318,300)	(253,563)	(606,946)
Net cash generated from operating activities	445	89,272	845,616
Net cash used in investing activities	(26,508)	(117,695)	(375,802)
Net cash generated from (used in) financing activities	21,771	47,080	(391,237)

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditor (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Basis of presentation and use of estimates—continued

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIE, valuation allowance for deferred tax assets, the variable consideration to be earned under refundable course model, useful lives of property and equipment, impairment of long-term assets and valuation of share-based compensation. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIE and VIE’s subsidiaries. All intercompany transactions and balances were eliminated upon consolidation.

Pro forma information

The unaudited pro forma balance sheet information as of December 31, 2017 assumes the automatic conversion of the Series A convertible redeemable preferred shares (“Series A Preferred Shares”), Series B convertible redeemable preferred shares (“Series B Preferred Shares”) and Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (collectively the “Preferred Shares”) into ordinary shares on a 1:1 basis upon the completion of a qualified initial public offering. Unaudited pro forma shareholders’ deficit as of December 31, 2017, as adjusted for the reclassification of the related Preferred Shares from mezzanine equity to shareholders’ deficit is shown in the unaudited pro forma consolidated balance sheet. Pro forma net loss per share is not presented because the effect of the conversion of the Preferred Shares using a conversion ratio of 1:1 is anti-dilutive in net loss per share applicable to ordinary shareholders.

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE and VIE’s subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2017, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Short-term investments

Short-term investments consist of financial products with unsecured principal purchased from commercial banks and financial institutions which have original maturities of less than one year. The carrying amount of these short-term investments approximates their fair values due to the short-term maturities of these investments and are carried at cost.

The Group reviews its short-term investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. An impairment charge is recorded in the consolidated statements of operations; if the carrying amount of an investment exceeds the investment’s fair value, such excess is determined to be other-than-temporary.

Long-term investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, the Group records its share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323-10-35-6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Long-term investments—continued

The Group reviews its equity method investment for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and other current liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	36-37 years
Leasehold improvement	Shorter of lease term or expected useful life
Electronic and office equipment	3-5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Intangible assets, net

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2015, 2016 and 2017.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaced existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The ASU also includes guidance regarding the accounting for contract acquisition costs, which includes sales commissions. The Group has early adopted the new standard as of January 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. The Group did not apply practical expedients as provided under Topic 606.

The Group follows five steps for its revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

The Group’s revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

The Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group’s integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 25 months and 17 months, respectively.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment, and a partial refund for the undelivered courses, excluding registration fees, within 7 days.

Online education services consist of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. For the refundable course model, the Group provides a student the ability to obtain a refund if the student achieves certain agreed conditions. The Group estimates the variable consideration to be earned and recognizes revenue over time from the registration day to the day on which the service period ends on a straight line basis.

The Group’s contract asset primarily consists of deferred costs, which represents the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

Student Financing

The Group offers an installment payment option to students, under which the students obtain loans, from accredited credit sources (“Loan Companies”) for the purpose of satisfying the student’s tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from 3 months to 12 months to the Loan Companies, while the Group agrees with the Loan Companies to bear the student’s interest expense and service fees. The Loan Companies remit the tuition to the Group for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Offline education services

Prior to 2016, the Group provided offline, classroom-based courses (“Offline education services”) in relation to test preparation and continuing education to students in the PRC. The weighted average service period was 24 months. The Group offered a partial refund, for the undelivered offline courses, net of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

Offline education services—continued

registration fees, within 15 days after the course enrollment. The offline education services are accounted for as a single performance obligation. Tuition fees are collected in advance and the revenues, net of any discounts, are recognized proportionally over the service period.

Commission revenue

The Group earns commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

Adoption of Topic 606

The implementation of Topic 606 had no cumulative effect to the beginning balance of shareholders’ deficit as of January 1, 2015. All incomplete contracts as of December 31, 2014 were related to the Group’s offline, class-room based education service which was accounted for as a single performance obligation, with no variable consideration arrangement and revenue was recognized over the service period. Accordingly, there was no impact upon adopting Topic 606 and the Group did not apply practical expedients as provided under ASC 606-10-65.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. The Group has assessed the effect of adoption of this standard which relates to 1) variable consideration arrangement, pursuant to ASC606-10-32, of its refundable online education course launched in 2015, as well as 2) capitalized incremental sales commission relating to obtaining the customer contract pursuant to ASC340-40.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

Adoption of Topic 606—continued

The effect of the changes on prior periods that have been retrospectively adjusted is as below:

The following tables present the effect of the adoption of Topic 606 on the Group’s consolidated balance sheet as of December 31, 2016 and the consolidated statements of operations for each of the two years ended 2016, respectively.

As of December 31, 2016	Effect of Topic 606	As adjusted
Deferred revenue	(36,068)	727,569
Deferred cost	14,058	25,228
Accrued expenses and other current liabilities	385	71,377
Accumulated deficit	49,741	(919,867)

For the year ended December 31, 2016	Effect of Topic 606	As adjusted
Net revenues	35,683	418,910
Sales and marketing expenses	(14,058)	503,643
Net loss from continuing operations	(49,741)	(253,567)
Net loss	(49,741)	(253,567)

For the year ended December 31, 2015	Effect of Topic 606	As adjusted
Net revenues	134	159,010
Sales and marketing expenses	(9,236)	333,253
Net loss from continuing operations	(9,370)	(315,583)
Net loss	(9,370)	(318,302)

Deferred Revenue

Revenues related to the Group’s online and offline courses are recognized over time. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students.

Business taxes

Prior to May 2016, Beijing Sunlands and its subsidiaries were subject to business tax and related surcharges at a rate of 3.36% on revenues related to educational services and 5.6% on non-educational services, respectively. The net revenues are presented net of those taxes incurred.

Value added taxes (“VAT”)

Beginning in May 2016, in accordance with Tax rule (Cai Shui [2016] No. 68), the non-academic educational programs and services are subject to a simple VAT collection method at a rate of 3%. Entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Group’s educational services, which were previously subject to business tax, are therefore subject to VAT at the rate of 3%. For non-educational services, the VAT rate is 6%, in accordance with Tax rule (Cai Shui [2016] No. 36).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Cost of revenue

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to salaries and benefits paid to teachers, related rental expenses, server management costs, bandwidth costs, payment processing costs, depreciations for property and equipment and amortizations for intangible assets.

Product development expenses

Product development expenses primarily consist of (i) salaries and benefits for innovation and development of course content, product and technology development personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the product development activities. The Group’s product development activities primarily consist of the development and enhancement of the Group’s educational content, applications and platforms. The Group has expensed all product development expenses when incurred.

Sales commission

The incremental sales commission relating to obtaining of the customer contract and expected to be recovered is accounted for as an incremental cost of obtaining a contract pursuant to ASC340-40 and is capitalized as deferred costs when incurred. The capitalized cost is amortized in the same manner as the revenue recognized and is included in “sales and marketing expenses” in the consolidated statements of operations.

Other sales commission incurred regardless of whether the contract was obtained is recognized as an expense when incurred.

Advertising expenditure

Advertising expenditure, mainly includes search engine marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB131,448, RMB188,516 and RMB499,294 for the years ended December 31, 2015, 2016 and 2017, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) search engine marketing expenses and other advertising expenses, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss. The Group presents the components of net loss, the components of other comprehensive loss and total comprehensive loss in two separate but consecutive statements.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year using the two-class method.

The holders of the convertible redeemable preferred shares are entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company has used the two-class method in computing net loss per share. Under the two-class method, net loss is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights.

As the Company was loss making for the years ended December 31, 2015, 2016 and 2017, the effect of potential issuances of shares for the convertible redeemable preferred shares would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Significant risks and uncertainties—continued

Foreign currency risk—continued

developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB23,103 and RMB104,244, which were denominated in RMB at December 31, 2016 and 2017, representing 100% and 18.6% of the cash and cash equivalents at December 31, 2016 and 2017, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, amounts due from related parties and prepaid expenses and other current assets. The Group places its cash and cash equivalents and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2017.

Newly adopted accounting pronouncements

In November 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this new guidance on January 1, 2016 on a retrospectively basis.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group elected to early adopt this new guidance in 2016 on a retrospective basis. The adoption did not have any material impact to the Group’s consolidated financial statements for the years ended as of December 31, 2015, 2016 and 2017.

In November 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Newly adopted accounting pronouncements—continued

Key requirements of the ASU are as follows:

•	An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

•	A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

•	Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

•	An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group has early adopted such pronouncement in the year ended December 31, 2016, and each of the prior periods presented were retrospectively adjusted. The adoption did not have any material impact to the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption did not have any material impact to the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES—continued

Recent accounting pronouncements not yet adopted—continued

the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact of this pronouncement on its consolidated financial statements and expects the adoption will result in a material increase in the assets and liabilities on the Group’s consolidated balance sheets but is not expected to have a material impact on the Group’s consolidated statements of operations or cash flows.

3.	DISCONTINUED OPERATIONS

In June 2014, the Group determined to make a strategic shift of operation model from offline, classroom-based education service to online education service. Accordingly, from June 2014, assets, liabilities, revenues and expenses related to the offline, classroom-based education service have been reclassified in the accompanying consolidated financial statements as discontinued operations for the periods presented. As all of the offline, classroom-based education service were conducted in the Previous VIE, through the termination of Previous VIE arrangement as part of the 2016 Reorganization described in Note 1, in December 2015, the offline, classroom-based education service was deconsolidated from the Group’s consolidated financial statements.

The deconsolidation of the Previous VIE resulted in no gain or loss for the year ended December 31, 2015, as it is an equity transaction in part of the 2016 Reorganization under common control. The Previous VIE and its subsidiaries were related parties of the Group after the deconsolidation as they were entities controlled by the Founder.

By the end of 2015, the Group exited completely from and is not expected to have any involvement in the operations of the discontinued offline, classroom-based education business.

The following are the operating items comprising the loss and the condensed cash flows from discontinued operations for the year ended December 31, 2015.

For the year ended December 31, 2015
RMB
Net revenues	52,121
Cost of revenues	(28,426)
Sales and marketing expenses and general and administrative expenses	(26,414)

Net loss from discontinued operations	(2,719)

For the year ended December 31, 2015
RMB
Net cash used in operating activities	(418)
Net cash used in investing activities	(6,304)
Net cash used in financing activities	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of various financial products with unsecured principal purchased from financial institutions in China which has an original maturity less than one year. While these financial products are not publicly traded, the Group estimated that their fair value approximated the costs considering their short-term maturities and high credit quality.

	As of December 31,
	2016	2017
	RMB	RMB
Short-term investments	145,000	353,070

No other-than-temporary impairment loss was recognized for the three years ended December 31, 2015, 2016 and 2017.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Prepaid VAT—deferred revenue	1,939	14,440
Prepaid expenses (1)	5,906	10,081
Prepaid marketing expenses	2,619	9,059
Deferred IPO expenses	—	5,746
Deposits (2)	2,210	5,154
Receivables from third-party payment platforms	2,436	3,045
Staff advances	1,151	932
Others	436	536

	16,697	48,993

(1)	Represented the prepaid expenses for telecommunications, network, service for online live steaming, advertising and rental.
(2)	Represented rental deposits, deposits for search engine marketing activities and deposits for leasehold improvement of buildings which all being refundable within one year.

6.	DEFERRED COSTS

Deferred costs consist of the incremental sales commission relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC340-40. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	DEFERRED COSTS—continued

The movements of deferred costs for the years ended December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Beginning balances (current and non-current)	11,170	25,228
Additions	33,830	121,327
Amortizations	(19,755)	(48,213)
Impairments	(17)	(82)

Ending balances (current and non-current)	25,228	98,260

Deferred costs, current	19,175	55,073
Deferred costs, non-current	6,053	43,187

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Leasehold improvement	19,523	40,675
Electronic and office equipment	6,657	16,061
Buildings A, B and C (1)	—	485,588

Total cost	26,180	542,324
Less: Accumulated depreciation	(9,732)	(17,036)

Property and equipment, net	16,448	525,288

(1)	In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB485,588. All buildings were in-use as of December 31, 2017. The consideration payable amounted to RMB240,390 was expected to be fully paid in 2018. The Group is in the process of obtaining the ownership certificates of the newly purchased buildings.

Depreciation expenses were RMB3,665, RMB4,993 and RMB7,333 for the years ended December 31, 2015, 2016 and 2017, respectively.

8.	INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Computer software	1,807	3,092

Less: Accumulated amortization	(764)	(1,540)

Intangible assets, net	1,043	1,552

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.	INTANGIBLE ASSETS, NET—continued

Amortization expenses were RMB87, RMB477 and RMB776 for the years ended December 31, 2015, 2016 and 2017, respectively.

The amortization expenses for the above intangible assets for each of the following fiscal years are as follows:

Amortization
RMB
2018	725
2019	495
2020	332

1,552

9.	LONG-TERM INVESTMENT

The Group’s long-term investment consisted of an investment in a limited partnership (the “Partnership”) in the PRC with the investment cost of RMB8,190, representing 90% of the total investment amount of the Partnership. The Group is the limited partner with no substantive kickout rights, nor substantive participating rights.

The Group used the equity method to account for this investment since the Group has the ability to exercise significant influence but does not have control over the investee.

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Rental deposits (1)	1,510	9,689
Prepayment to acquire a building (2)	—	119,952

	1,510	129,641

(1)	Rental deposits represent office and enrollment centers’ rental deposits for the Group’s daily operations, which are not refundable within one year.
(2)	In November 2017, the Group intended to acquire one building (Building D) in Wuhan and paid RMB119,952 as a deposit before entering into the asset purchase agreement as of December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Salary and welfare payables	30,343	148,337
Accrued rental expenses	23,867	33,693
Accrued marketing expenses	7,495	16,133
Accrued service fees (1)	—	13,595
Other tax liabilities	—	9,915
Advanced deposits (2)	2,597	6,081
Refund liability (3)	385	2,452
Payables for leasehold improvement and intangible assets	1,902	2,180
Registration and examination fees payables (4)	2,391	—
Other payables	2,397	3,514

	71,377	235,900

(1)	The balance represented accrued expenses for outsourced call centers as well as other professional services.
(2)	Advanced deposits consisted of (1) down payments paid by prospective students before contract signing to lock up tuition prices and (2) insurance premium collected from existing students to be paid on behalf of them to related insurance companies.
(3)	Refund liability amounted to RMB385 and RMB2,452 as of December 31, 2016 and 2017, respectively, representing the estimated amounts of deferred revenue with contingency in cash refund.
(4)	The balances represented the registration and examination fees to be paid to the fee collection agency for the purpose of adult college entrance examinations, which were collected from the existing students.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2015, 2016 and 2017, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and models were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Disaggregation of revenues

Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	97,222	296,269	822,832
Professional certification preparation and professional skills courses	66,851	122,005	145,840

Subtotal Online educational courses	164,073	418,274	968,672

Commissions	442	4,528	4,105
Others	27	1,284	1,901

Total revenues	164,542	424,086	974,678

Less: sales tax and surcharges	(5,532)	(5,176)	(4,516)
Total net revenues	159,010	418,910	970,162

Revenue by models:
Gross revenues:
Refundable	723	79,541	126,277
Non-refundable	163,350	338,733	842,395

Subtotal Online educational courses	164,073	418,274	968,672

Commissions	442	4,528	4,105
Others	27	1,284	1,901

Total revenues	164,542	424,086	974,678

Less: sales tax and surcharges	(5,532)	(5,176)	(4,516)
Total net revenues	159,010	418,910	970,162

The movements of the deferred revenue for the years ended December 31, 2016 and 2017 were as follows (1):

	As of December 31,
	2016	2017
	RMB	RMB
Beginning balance (current and noncurrent)	414,077	727,569
Additions	740,963	2,381,755
Deductions	(427,471)	(998,896)

Ending balance (current and noncurrent)	727,569	2,110,428

Deferred revenue, current	515,737	1,325,954
Deferred revenue, non-current	211,832	784,474

(1)	Amounts presented are inclusive of VAT (see VAT in Note 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARE

On July 5, 2016, Beijing Sunlands issued 20.27% equity interests with preferential rights (“Series A Equity Interest”) to certain third party shareholders (“Series A Preferred Shareholders”) for a total cash consideration of RMB335,000.

In August 2017, as an integrated step of the 2017 Reorganization, the Company (1) redeemed certain Series A Equity Interest from one of the holders of Series A Equity Interest at cash consideration of RMB86,000 and (2) newly issued 954,274 Series A Preferred Shares proportionally to the then existing Series A Preferred Shareholders of Beijing Sunlands to mirror the shareholding structure of Beijing Sunlands to the Company. In November 2017, the Series A Preferred Shareholders withdrew the original investment of RMB242,078 from Beijing Sunlands and the proceeds were reinvested in full to the Company in January 2018.

In August 2017, the Company issued 826,389 Series B Preferred Shares to a third party investor (the “Series B Preferred Shareholder”) for a cash consideration of US$90,000 (equivalent to RMB601,605).

In September 2017, the Company issued 141,264 Series B+ Preferred Shares to a third party investor (the “Series B+ Preferred Shareholder”) for a cash consideration of US$20,000 (equivalent to RMB131,104).

The Series A, Series B and Series B+ Preferred Shares are collectively referred to as the “Preferred Shares”. The key terms of the Preferred Shares are as follows:

Conversion

Each holder of Preferred Shares have the right to convert any or all of its Preferred Shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding Preferred Shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO. In addition, each Series A Preferred Share shall be automatically converted into ordinary shares upon the consummation of a Series A Target IPO.

Qualified IPO was defined as a public offering of the shares on any of the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers Automated Quotations (“NASDAQ”) Global Market or such other stock exchange approved by the Board and in such public offering, (i) the number of Shares newly issued and sold to the public shall represent not less than 10% of the fully diluted share capital of the Company as of immediately following such public offering, and (ii) the per share price to public is not less than the issuance price of Series B+ Preferred Shares, as proportionally adjusted for share splits, share dividends, share combinations and similar events.

Series A Target IPO was defined as a public offering of the shares on any of the NYSE, the NASDAQ Global Market or such other stock exchange approved by the Board, and in such public offering, (i) the market capitalization of the Company is not less than US$500,000 immediately following such public offering, and (ii) the aggregate gross proceeds to the Company are not less than US$100,000.

Voting Rights

The holders of Preferred Shares and the holders of ordinary shares shall vote together based on their shareholding percentages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARE—continued

Dividends

The holder of each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Redemption

In the event that the Company has not consummated a Series A Target IPO as of the date that is thirty months after August 15, 2017 (or such other later date as approved at any time by the holders of not less than three fourths of the then issued and outstanding Series A Preferred Shares), each Series A Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series A Preferred Shares held at a price of the original issuance price plus a simple rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series A Preferred Shares was RMB303,040 as of December 31, 2017.

In the event that the Company has not consummated a Qualified IPO as of the fifth anniversary of August 15, 2017, or has consummated an initial public offering that is not a Qualified IPO at any time prior to the fifth anniversary of August 15, 2017, each Series B Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series B Preferred Shares held at a price of the original issuance price plus a compound rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series B Preferred Shares was RMB623,679 as of December 31, 2017.

In the event that the Company has not consummated a Qualified IPO as of the fifth anniversary of September 1, 2017, or has consummated an initial public offering that is not a Qualified IPO at any time prior to the fifth anniversary of September 1, 2017, each Series B+ Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series B+ Preferred Shares held at a price of the original issuance price plus a compound rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series B+ Preferred Shares was RMB135,312 as of December 31, 2017.

Liquidation

In the event of any liquidation, dissolution, winding up of the Company or any deemed liquidation event (each, a “Liquidation Event”), the proceeds shall be distributed according to the following sequence:

(1)	first to the Series B and B+ Preferred Shareholders at an amount (the “Series B and B+ Liquidation Preference Amount”) equals the higher of (a) at a 8% compound interest per annum of the original issuance price of Series B and B+ Preferred Shares from the date of issuance to the date of the Liquidation Event, plus any declared but unpaid dividend and (b) an amount equal to such Series B and B+ Preferred Shareholders’ share of proceeds if all the preferred shares were converted into ordinary shares and the proceeds were distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each such holders;

(2)	second to Series A Preferred Shareholders at an amount equals the higher of (a) 10% compound interest per annum from the date of issuance to the date of the Liquidation Event, plus any declared but

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARE—continued

Liquidation—continued

unpaid dividend (“Series A Liquidation Preference Amount”) and (b) two times of the Series A Preferred Shares original issuance price (as proportionally adjusted for share sub-divisions, share dividends, share consolidations, recapitalizations and similar events).

(3)	third, after the full distribution of Series B Liquidation Preference Amount and the Series A Liquidation Preference Amount, any remaining proceeds shall be distributed among the Series A Preferred Shareholders and the holders of the ordinary shares in proportion to the number of ordinary shares held by each such holder on an as-converted basis.

14.	ORDINARY SHARES

On September 18, 2015, the Company authorized 1,000,000,000 shares of a par value of US$0.00005 (equivalent to RMB0.0003) per share and issued 1 ordinary share at par value at incorporation.

In August 2017, the Company newly issued 1,909,309 ordinary shares proportionally to the then existing shareholders in relation to the 2017 Reorganization. In October 2017, the shareholders of the Company approved a share split at a 1 to 2 ratio for each ordinary share and Preferred Share. All share and per share amounts for all periods presented herein have been adjusted to reflect the split as if it had occurred at the beginning of the first period presented.

In August 2017, subsequent to the 2017 Reorganization, the Company newly issued 146,930 ordinary shares to certain directors and management at no consideration as a share-based compensation (Note 16).

15.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, short-term investments, amounts due from related parties on a recurring basis as of December 31, 2016 and 2017. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of short-term investments and amounts due from related parties approximate their fair values due to their short-term maturity and are within either level 1 or level 2 of the fair value hierarchy.

Measured or disclosed at fair value on a non-recurring basis

The Group did not have any financial assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2016 and 2017.

16.	SHARE INCENTIVE PLAN

2013 Employee Stock Option Plan

On January 18, 2013, the Board of Directors of the Previous Cayman approved the Stock Option Scheme (the “2013 Employee Stock Option Plan” or “2013 ESOP”), which permits the grant of a total number of 33,300,000 options to its employees. The shares subject to the 2013 ESOP were 33,300,000 ordinary shares of the Previous Cayman. Options were granted to Previous WFOE employees, accordingly, share-based compensation was recorded by the Previous WFOE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN—continued

2013 Employee Stock Option Plan—continued

Vesting of Options

The first 25% options shall vest on the grant date and the remaining 75% shall vest annually in equal instalment over the next 3 years.

Exercise of Options

The options may not be exercised until the occurrence of an IPO.

Termination of Options

In the event of the termination of the employment of the optionee with the Company for a reason other than death, disability or retirement and such termination occurs

(1)	during the period between the first anniversary of the grant date and the second anniversary of the grant date (inclusive), 1/6 of the option granted which were vested at the time of such termination, shall remain vested until, and become null and void upon the expiry, and the remaining 5/6 of the options granted which were vested at the time of such termination and all options granted, to the extent they were not vested at the time of such termination, shall become null and void at the close of business on the date of such termination.

(2)	during the period between the second anniversary of the grant date (exclusive) and the third anniversary of the grant date (inclusive), then 1/3 of the options granted which were vested at the time of such termination, shall remain vested until, and become null and void upon the expiry, and the remaining 2/3 of the option granted which were vested at the time of such termination and all options granted, to the extent they were not vested at the time of such termination, shall become null and void at the close of business on the date of such termination;

(3)	during the period between the third anniversary of the grant date (exclusive) and the fourth anniversary of the grant date (inclusive), then 1/2 of the options granted which were vested at the time of such termination, shall remain vested until, and become null and void upon the expiry, and the remaining 1/2 of the options granted to such optionee which were vested at the time of such termination and all options granted to such optionee, to the extent they were not vested at the time of such termination, shall become null and void at the close of business on the date of such termination.

On January 18, 2013, the Board of Directors of the Previous Cayman approved to grant to certain employees 28,638,000 share options for an exercise price per share at $0.0001 (equivalent to RMB0.0006).

On April 18, 2014, the Board of Directors of the Previous Cayman approved to grant to certain employees 2,664,000 share options for an exercise price per share at $0.0001 (equivalent to RMB0.0006).

On August 18, 2015, the Board of Directors of the Previous Cayman approved to grant to certain employees 1,998,000 share options for an exercise price per share at $0.0001 (equivalent to RMB0.0006).

As the exercisability of the option was subject to an IPO, the Group did not record any compensation expense in the consolidated statements of operations for options granted under ESOP as the occurrence of an IPO is generally not considered to be probable until the IPO is complete.

On October 20, 2015, as one of the integrated steps of the 2016 Reorganization discussed in Note 1, the Board of Directors of the Previous Cayman approved that all of the Options under the ESOP that were not vested as of the effective dated shall be fully vested on December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN—continued

2013 Employee Stock Option Plan—continued

Termination of Options—continued

The exercisability of the options was no longer subject to the IPO. Accordingly, The Group recorded the compensation expense of RMB23,657 under the ESOP for the year ended December 31, 2015 at the Previous WFOE and its subsidiary, the entities which received the services of the optionees.

2017 Share Incentive Plan

In October 2017, the shareholders of the Company approved the 2017 Share Incentive Plan (the “2017 ESOP”) under which the Company can grant a maximum of 483,846 ordinary shares.

Scheme I

On October 20, 2017, the Company granted 363,452 options under the 2017 ESOP for an exercise price of $0.0047 (equivalent to RMB0.0312).

Vesting of Options

The options shall vest and become exercisable immediately at the grant date.

Exercise of Options

The options shall be exercisable before the date of expiration.

Expiration of Options

Any unexercised option shall be immediately forfeited upon the date of the Company’s IPO.

The entire 363,452 options granted under this scheme were exercised at the grant date and a compensation expense of RMB 205,630 was recorded for the year ended December 31, 2017.

Scheme II

On October 20, 2017, the Company granted 66,053 options under the 2017 ESOP for an exercise price of $84.75 (equivalent to RMB560.95).

Vesting of Options

The options shall vest and become exercisable in the installments of 10%, 20%, 30% and 40%, respectively on the first, second, third and fourth anniversary of the date of the Company’s IPO.

Exercise of Options

The options shall be exercisable before the date of expiration.

Expiration of Options

Any unexercised option shall be immediately forfeited upon the tenth anniversary of October 20, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN—continued

2017 Share Incentive Plan—continued

The vesting and exercisability of options granted under Scheme II of the 2017 ESOP are both upon the IPO which is not assessed as probable until the effective date of the IPO. Therefore, no share-based compensation expenses were accrued for the year ended December 31, 2017.

A summary of option activities and changes during the years ended December 31, 2015, 2016 and 2017 were presented below:

Share option	Number of shares	Weighted-average exercise price	Weighted- average remaining contractual term (years)	Aggregated intrinsic value	Weighted- average grant date fair value
		RMB		RMB	RMB
Outstanding, December 31, 2014	31,302,000	0.0006	8.16	20,023	0.64
Granted	1,998,000	0.0006	9.63	3,612	1.78
Exercised	(33,300,000)	0.0006	7.30	(23,635)	0.71

Outstanding, December 31, 2015 and 2016	—	—	—	—	—

Granted	429,505	86.29	1.98	205,950	520.58
Exercised	(363,452)	0.03	0.53	(205,630)	565.77
Forfeited	(3,785)	560.95	9.81	(18)	271.90

Outstanding, December 31, 2017	62,268	560.95	9.81	302	271.90

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used. The weighted-average grant-date fair value of the share options granted during 2015 and 2017 was RMB1.78 and RMB520.58, respectively.

Grant Dates	January 18, 2013	April 18, 2014	August 18, 2015	October 20, 2017
Risk-free interest rate	2.6%	3.4%	2.8%	2.0%-2.4%
Volatility	48%	47%	46%	32%-45%
Expected dividend yield	0%	0%	0%	0%
Exercise multiples	2.8	2.8	2.8	2.2-2.8
Exercise price	0.0006	0.0006	0.0006	0.0312-560.95
Life of option (years)	10	10	10	0.53-10
Fair value of underlying ordinary share	0.54	1.38	1.79	565.80

(1) Risk free rate of interest

Risk-free interest rate was estimated based on the yield to maturity of US Sovereign Strips Curve with maturity date closest to the life to expiration, plus country default spread of China as of the valuation dates.

(2) Volatility

The volatility factor estimated was based on the daily share price volatility of comparable companies for an observation period that matches the life to expiration of share options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN—continued

(3) Dividend Yield

The management does not have any dividend policy after IPO. Hence, the dividend payout ratio is assumed to be 0%.

(4) Exercise multiples

Exercise multiple is based on empirical research on typical employee stock option exercising behavior.

In addition to the Share Incentive Plans described above, in August 2017, the Company issued 146,930 ordinary shares to certain directors and management at no consideration as a share-based compensation. As a result, a compensation expense of RMB83,133 was recorded for the year ended December 31, 2017.

Share-based compensation expenses

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2015, 2016 and 2017 were as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Cost of revenues	—	—	19,244
Sales and marketing expenses	2,014	—	75,237
General and administrative expenses	21,643	—	194,282

	23,657	—	288,763

As of December 31, 2015, 2016 and 2017, the unrecognized share-based compensation expenses related to share options were nil, nil and RMB16,999, respectively.

17.	INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Sunlands HK is located in Hong Kong and subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2015, 2016 and 2017.

China

The Group’s subsidiaries and the VIE and its subsidiaries incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES—continued

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies an uniform 25% enterprise income tax rate to all resident enterprise in China, including foreign invested enterprises.

From 2015, Previous WFOE qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, was entitled to preferential income tax rate of 15% from 2015 through 2017.

In 2016, Beijing Sunlands obtained HNTE qualification and was entitled to preferential income tax rate of 15% from 2016 through 2018.

The deferred income tax expenses in the consolidated statements of operations were nil, nil and nil for the three years ended December 31, 2017.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Loss before income tax expenses	(315,583)	(253,567)	(913,824)

Income tax expenses computed at applicable tax rates of 25%	(78,896)	(63,392)	(228,456)
Non-deductible and super deduction expenses	1,637	2,477	(3,490)
Effect of tax holidays	2,842	24,808	130,296
Change in valuation allowance	74,417	36,107	101,650

Income tax expenses	—	—	—

If the tax holidays granted to Beijing Sunlands and Previous WFOE were not available, the Group’s income tax expenses would have been nil, nil and nil, which would have no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2015, 2016 and 2017.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Non-current deferred tax assets
Accrued expenses	3,676	5,108
Advertising expenses carry-forwards	35,056	87,600
Net operating loss carry-forwards	66,685	117,031

Total non-current deferred tax assets	105,417	209,739
Less: valuation allowance	(105,417)	(209,739)

Non-current deferred tax assets, net	—	—

Total non-current deferred tax liabilities	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES—continued

As of December 31, 2017, the Company’ subsidiaries, VIE and VIE’s subsidiaries registered in the PRC have total net operating loss carry forwards of RMB725,543, which would expire on various dates through December 31, 2019 to December 31, 2022.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2015, 2016 and 2017.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

18.	NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the 2017 Reorganization as described in Note 1, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Group’s 2017 Reorganization took place on January 1, 2015:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net loss attributable to Sunlands Online used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders	(318,302)	(253,567)	(918,578)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	3,818,618	3,818,618	3,945,864

Net loss per share
Basic and diluted	(83.36)	(66.40)	(232.80)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	NET LOSS PER SHARE—continued

The outstanding 954,274 Series A Preferred Shares, 826,389 Series B Preferred Shares and 141,264 Series B+ Preferred Shares were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

19.	AMOUNTS DUE FROM/TO RELATED PARTIES

(1)	The table below sets forth the major related parties and their relationship with the Group.

Name of related parties	Relationship with the Group
Beijing Xicheng District Shangde Zhiye Training School	Entity controlled by the Founder
Beijing Haidian Luode Commercial Training School	Entity controlled by the Founder
Shangde Jiaxun	Entity controlled by the Founder and
the CEO (Note 1)
ELITE CONCEPT HOLDINGS LIMITED	One of Series A Preferred Shareholders
Shanghai Chuang Ji Investment Center (Limited Partnership) (“Shanghai Chuang Ji”)	One of Series A Preferred Shareholders
Shenzhen Xingwang Hulian II Investment Center (Limited Partnership) (“Shenzhen Xingwang”)	One of Series A Preferred Shareholders

(2)	The related party transactions were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Disposal of a subsidiary to a related party	—	—	1,000

In October 2017, the Group disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in the Group’s consolidated statement of operations.

(3)	As of December 31, 2016 and 2017, the aggregate amounts due from related parties were set forth below:

	As of December 31,
	2016	2017
	RMB	RMB
Beijing Xicheng District Shangde Zhiye Training School (i)	13,906	—
Beijing Haidian Luode Commercial Training School (i)	1,184	—
Shangde Jiaxun (ii)	872	8,018
ELITE CONCEPT HOLDINGS LIMITED (iii)	—	162,000
Shanghai Chuang Ji (iii)	—	80,000
Shenzhen Xingwang (iii)	—	78

	15,962	250,096

(i)	The balances with related parties were interest-free, unsecured and repayable on demand which were fully repaid and settled in December 2017.
(ii)	The balances as of December 31, 2017 included the consideration receivable of RMB1,000 from disposal of a subsidiary. The balances as of December 31, 2016 and 2017 were interest-free, unsecured and repayable on demand. The balance as of December 31, 2017 was fully repaid in February 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	AMOUNTS DUE FROM/TO RELATED PARTIES—continued

(iii)	The balances represented the original investments of RMB242,078 in Series A Equity Interest withdrew from Beijing Sunlands by certain Series A Preferred Shareholders which were reinvested in full to the Company in January 2018 (Note 13).

(4)	As of December 31, 2016 and 2017, the aggregate amounts due to related parties were both nil.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and public displays with initial terms of one-year or longer consisted of the following at December 31, 2017:

RMB
2018	86,049
2019	74,831
2020	68,145
2021	66,959
2022 and thereafter	720,384

1,016,368

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. For the years ended December 31, 2015, 2016 and 2017, the total rental expenses for all operating leases amounted to RMB28,042, RMB53,714 and RMB65,214, respectively.

21.	SEGMENT REPORTING

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM.

For the year ended December 31, 2015, the Group operated and managed its business in two operating segments, offline, classroom-based education service and online education service separately, as each segment met the criteria for separate reportable segment given its financial information was available and as a result was separately reviewed by the Group’s CODM.

As disclosed in Note 3, the business transformation of the Group from offline, classroom-based education to online education was fully completed as of December 31, 2015. Starting from January 1, 2016, the Group has not had and is not expected to have further involvement in the operations of the discontinued offline, classroom-based education business. Therefore, for the years ended December 31, 2016 and 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB21,857, RMB64,189 and RMB164,775, for the years ended December 31, 2015, 2016 and 2017, respectively.

23.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB2,566 and RMB1,986, as of December 31, 2016 and 2017, respectively.

24.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2017 through March 7, 2018, the date on which the financial statements are available to be issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data, or otherwise noted)

24.	SUBSEQUENT EVENTS—continued

On February 22, 2018, the Company’s directors reached a resolution that immediately following the conversion of the Preferred Shares into ordinary shares on a 1:1 basis upon the completion of the IPO, the ordinary shares of the Company will be classified as Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to seven votes and is convertible into one Class A ordinary share at any time by the holder thereof; and each Class C ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	—	155,652	23,923
Amounts due from subsidiaries	—	509,657	78,333
Amounts due from related parties	—	242,078	37,207

Total current assets	—	907,387	139,463

Total non-current assets	—	—	—

TOTAL ASSETS	—	907,387	139,463

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	6	81	12

Total current liabilities	6	81	12

Non-current liabilities
Investment in subsidiaries	553,949	1,524,565	234,322

Total non-current liabilities	553,949	1,524,565	234,322

TOTAL LIABILITIES	553,955	1,524,646	234,334

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	335,000	292,000	44,880
Series B convertible redeemable preferred shares	—	601,605	92,465
Series B+ convertible redeemable preferred shares	—	131,104	20,150

TOTAL MEZZANINE EQUITY	335,000	1,024,709	157,495

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 3,818,618 and 4,329,000 share issued and outstanding as of December 31, 2016 and 2017, respectively)	1	1	—
Additional paid-in capital	30,911	289,674	44,522
Accumulated other comprehensive loss	—	(8,759)	(1,346)
Accumulated deficit	(919,867)	(1,922,884)	(295,542)

TOTAL SHAREHOLDERS’ DEFICIT	(888,955)	(1,641,968)	(252,366)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	—	907,387	139,463

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cost of revenues	—	—	(19,244)	(2,958)

Gross profit	—	—	(19,244)	(2,958)

Operating expenses
Sales and marketing expenses	—	—	(75,237)	(11,564)
General and administrative expenses	(2)	(4)	(194,878)	(29,952)

Total operating expenses	(2)	(4)	(270,115)	(41,516)

Loss from operations	(2)	(4)	(289,359)	(44,474)

Interest income	—	—	1,592	245
Loss before income tax expenses	(2)	(4)	(287,767)	(44,229)

Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(318,300)	(253,563)	(630,947)	(96,975)

Net loss	(318,302)	(253,567)	(918,714)	(141,204)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	Amounts
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	3,818,618	1	26,613	—	(54,354)	(27,740)
Net loss for the year	—	—	—	—	(318,302)	(318,302)
Effect of the Group’s 2016 reorganization	—	—	(49,359)	—	—	(49,359)
Share-based compensation	—	—	23,657	—	—	23,657

Balance as of December 31, 2015	3,818,618	1	911	—	(372,656)	(371,744)

Net loss for the year	—	—	—	—	(253,567)	(253,567)
Recapitalization in connection with the Group’s 2016 reorganization	—	—	—	—	(293,644)	(293,644)
Capital contribution from equity shareholders	—	—	30,000	—	—	30,000

Balance as of December 31, 2016	3,818,618	1	30,911	—	(919,867)	(888,955)

Net loss for the year	—	—	—	—	(918,714)	(918,714)
Repurchase of equity from shareholders	—	—	(30,000)	—	(41,303)	(71,303)
Cash dividend to a Series A convertible redeemable preferred shareholder	—	—	—	—	(43,000)	(43,000)
Shares issuance in relation to share-based compensation	510,382	—	—	—	—	—
Share-based compensation	—	—	288,763	—	—	288,763
Foreign currency translation adjustments	—	—	—	(8,759)	—	(8,759)

Balance as of December 31, 2017 in RMB	4,329,000	1	289,674	(8,759)	(1,922,884)	(1,641,968)

Balance as of December 31, 2017 in USD	4,329,000	—	44,522	(1,346)	(295,542)	(252,366)

Note:	The number of ordinary shares reflects the outstanding ordinary shares of the Company as if the Group’s 2017 Reorganization took place on January 1, 2015.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(318,302)	(253,567)	(918,714)	(141,204)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	—	—	288,763	44,382
Amounts due to subsidiaries	—	—	(751,735)	(115,540)
Loss from investment in subsidiaries	318,300	253,563	813,313	125,004
Accrued expenses and other current liabilities	2	4	75	12

Net cash used in operating activities	—	—	(568,298)	(87,346)

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	—	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from series B and B+ convertible redeemable preferred shareholders	—	—	732,709	112,615

Net cash generated from financing activities	—	—	732,709	112,615

Effect of exchange rate charges	—	—	(8,759)	(1,346)
Net increase in cash and cash equivalents	—	—	155,652	23,923
Cash and cash equivalents at beginning of the year	—	—	—	—

Cash and cash equivalents at end of the year	—	—	155,652	23,923

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, Sunlands Online Education Group has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements.

2.	INVESTMENT IN SUBSIDIARIES

In its consolidated financial statements, the parent company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE’s subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the parent company’s standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting as a single line item and the parent company’s share of loss from its subsidiaries are reported as the single line item of equity in loss of subsidiaries and VIE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our fourth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Studyvip Online Education Limited	August 15, 2017	1,360,951 ordinary shares	US$136.0951

SCuPt Global Limited	August 15, 2017	241,366 ordinary shares	US$24.1366

Studyvip E-learning Limited	August 15, 2017	306,991 ordinary shares	US$30.6991

Studyvip E-learning Limited	August 15, 2017	73,465 ordinary shares	US$7.3465

ELITE CONCEPT HOLDINGS LIMITED	August 15, 2017	264,713 Series A preferred shares	U.S. dollars equivalent of RMB162,000,000
Shanghai Chuang Ji Investment Center (Limited Partnership)	August 15, 2017	130,722 Series A preferred shares	U.S. dollars equivalent of RMB80,000,000

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars

Shenzhen Xingwang Hulian II Investment Center (Limited Partnership)	August 15, 2017	81,702 Series A preferred shares	U.S. dollars equivalent of RMB77,636.06

PV PLUTO LIMITED	August 15, 2017	413,194.5 Series B preferred shares	US$90,000,000

PV PLUTO LIMITED	August 15, 2017	70,632 Series B warrant shares	US$0

DIAMOND TOWER INVESTMENTS LIMITED	September 1, 2017	31,857 ordinary shares	US$7,632,825

DIAMOND TOWER INVESTMENTS LIMITED	September 1, 2017	70,632 Series B+ preferred shares	US$20,000,000

Studyvip Online Education Limited	October 19, 2017	2,721,904 ordinary shares (issued pursuant to a one-for-two share split)	N/A

SCuPt Global Limited	October 19, 2017	482,732 ordinary shares (issued pursuant to a one-for-two share split)	N/A

Studyvip E-learning Limited	October 19, 2017	697,198 ordinary shares (issued pursuant to a one-for-two share split)	N/A

DIAMOND TOWER INVESTMENTS LIMITED	October 19, 2017	63,714 ordinary shares (issued pursuant to a one-for-two share split)	N/A

SCuPt Ltd.	October 19, 2017	308,311 ordinary shares	US$1,451.71

Sunlands Combination Co., Limited	October 19, 2017	121,194 ordinary shares	US$570.65

ELITE CONCEPT HOLDINGS LIMITED	October 19, 2017	529,426 Series A preferred shares (issued pursuant to a one-for-two share split)	N/A

Shanghai Chuang Ji Investment Center (Limited Partnership)	October 19, 2017	261,444 Series A preferred shares (issued pursuant to a one-for-two share split)	N/A

Shenzhen Xingwang Hulian II Investment Center (Limited Partnership)	October 19, 2017	163,404 Series A preferred shares (issued pursuant to a one-for-two share split)	N/A

PV PLUTO LIMITED	October 19, 2017	826,389 Series B preferred shares (issued pursuant to a one-for-two share split)	N/A

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars

DIAMOND TOWER INVESTMENTS LIMITED	October 19, 2017	141,264 Series B+ preferred shares (issued pursuant to a one-for-two share split)	N/A

Certain directors, officers and employees	October 20, 2017	Options to purchase 429,505 ordinary shares(1)	Exercise price ranging from US$0.0047 and US$84.75

Note:

(1)	In reliance on the exemption of Rule 701 under the Securities Act as all the options were granted by our company under the share incentive plan that we adopted in 2017. At the time of each option grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The share incentive plan is a “compensatory benefit plan” as defined under Rule 701 that we established to provide share incentives to directors, officers and employees of our company and our affiliates, as well as consultants and advisors who render our company or one of our affiliates bona fide services, other than services in connection with the offer or sale of securities of our company or any of our affiliates, as applicable, in a capital raising transaction or as a market maker or promoter of that entity’s securities.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SUNLANDS ONLINE EDUCATION GROUP

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1†	The Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of the Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately upon the completion of this offering

4.1†	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3†	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2†	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

8.3†	Tax opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1†	The 2017 Share Incentive Plan

10.2†	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

10.3†	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

10.4†	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Sunlands and the Beijing Sunlands Subsidiaries (other than Shanghai Shangchi Education Technology Co., Ltd. (“Shanghai Shangchi”)) dated August 15, 2017

10.5†	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Sunlands and Shanghai Shangchi dated August 15, 2017

10.6†	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Beijing Sunlands Subsidiaries (other than Shanghai Shangchi) and the shareholders of Beijing Sunlands dated August 15, 2017

10.7†	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Shanghai Shangchi and the shareholders of Beijing Sunlands dated August 15, 2017

10.8†	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017

10.9†	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017

10.10†	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated August 15, 2017

10.11†	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated August 15, 2017

10.12†	Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and other parties named therein dated September 1, 2017

10.13†	Share Subscription Agreement among the Registrant, the Series A and Series B investors and other parties named therein dated June 19, 2017

Exhibit Number	Description of Document

10.14†	English translation of the Restructuring Agreement (“Reorganization Agreement”) among the Registrant, Beijing Sunlands, Mr. Jianhong Yin, Mr. Tongbo Liu and other parties named therein dated June 19, 2017

10.15†	English translation of the Supplemental Agreement to the Restructuring Agreement dated November 25, 2017

10.16†	Share Subscription Agreement among the Registrant, DIAMOND TOWER INVESTMENTS LIMITED and other parties named therein with respect to the subscription of B+ Preferred Shares dated September 1, 2017

10.17†	Share Subscription Agreement among the Registrant, DIAMOND TOWER INVESTMENTS LIMITED and other parties named therein with respect to the subscription of Ordinary Shares dated September 1, 2017

10.18†	Supplementary Agreement by and of the Share Subscription Agreement among the Registrant, the Series A, B and B+ investors, RAINBOW LAND LIMITED PARTNERSHIP and other parties named therein dated November 25, 2017

10.19†	Subscription Agreement by and between the Registrant and DIAMOND TOWER INVESTMENTS LIMITED dated March 7, 2018

10.20†	Subscription Agreement by and between the Registrant and ELITE CONCEPT HOLDINGS LIMITED dated March 7, 2018

21.1†	List of subsidiaries, VIE and subsidiaries of the VIE of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

23.4†	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Tian Yuan Law Firm regarding certain PRC law matters

99.3†	Consent of iResearch Consulting Group

99.4	Consent of Sam Hanhui Sun

99.5	Consent of Xiaochuan Wang

99.6	Consent of Gaoneng Ji

99.7	Consent of Zheng Du

*	To be filed by amendment.
†	Previously filed.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on March 14, 2018.

Sunlands Online Education Group

By:	/s/ Yipeng Li
Name:	Yipeng Li
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on March 14, 2018.

Signature	Title

*	Chairman of Board of Directors
Name: Jianhong Yin

*	Chief Executive Officer, Director
Name: Tongbo Liu	(principal executive officer)

/s/ Yipeng Li	Chief Financial Officer
Name: Yipeng Li	(principal financial and accounting officer)

*	Director
Name: Lu Lu

*	Director
Name: Michael Minhong Yu

*	Director
Name: Yang Wang

* By:	/s/ Yipeng Li
Name: Yipeng Li
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sunlands Online Education Group, has signed this registration statement or amendment thereto in New York on March 14, 2018.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President